             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

    ON NOVEMBER __, 1996                         REGISTRATION NO. ____
==============================================================================
                     SECURITIES  AND  EXCHANGE  COMMISSION
                            WASHINGTON, D.C. 20549

                           ------------------------
                                   FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           ------------------------

                                 U. S. BANCORP
            (Exact name of Registrant as specified in its charter)

        OREGON                        6711                93-0571730
(State or other jurisdiction      (Primary Standard      (I.R.S.  Employer
 of incorporation or              Industrial              Identification No.)
 organization)                  Classification Code)

                 111 S.W. FIFTH AVENUE, PORTLAND, OREGON 97204
                                (503) 275-6111
             (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                           ------------------------

                                DWIGHT V. BOARD
                                 U. S. BANCORP
                 111 S.W. Fifth Avenue, Portland, Oregon 97204
                                (503) 275-3706

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                     ------------------------

                           Copies to:

JOHN J. DeMOTT, ESQ.              JAMES R. KRUSE, ESQ.
Miller, Nash, Wiener,             Kruse, Landa & Maycock L.L.C.
  Hager & Carlsen LLC             Eighth Floor, Bank One Tower
Suite 3500                        50 West Broadway (300 South)
111 S.W. Fifth Avenue             Salt Lake City, Utah 84101-2034
Portland, Oregon  97204

                        CALCULATION OF REGISTRATION FEE

===============================================================

                                          Proposed Maximum    Proposed Maximum
Title of Securities    Amount To Be       Offering Price         Aggregate           Amount of
To be Registered      Registered (1)       Per Share      Offering Price (2)   Registration Fee
------------------------------------------------------------------------------
--
Common Stock, $5         400,635              $17.32(2)           $6,937,311      $2,102.22
  par value              shares

(1) This Registration Statement covers the maximum number of shares of the Registrant's common stock issuable pursuant to the transaction to which this Registration Statement relates.

(2) The registration fee was computed pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, based on the aggregate book value of the securities of Sun Capital to be received by the Registrant, computed as of September 30, 1996.


                         ----------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and all other conditions precedent to the merger of Sun Capital with and into the Registrant have been satisfied or waived as described in the enclosed Proxy Statement/Prospectus.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON
SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE
DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH
SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL
THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
=================================================================
                                 U. S. BANCORP
         CROSS-REFERENCE SHEET FOR REGISTRATION STATEMENT ON FORM S-4
                                      AND
                          PROXY STATEMENT/PROSPECTUS


                                                     LOCATION IN PROXY
                                                     STATEMENT/PROSPECTUS
               S-4 ITEM
-------------------------------------  --------------------------------------

  1.  Forepart of Registration Statement and
      Outside Front Cover Page of Prospectus....   Facing Page of Registration
                                                   Statement; Cross-Reference
                                                   Sheet; Cover Page of Proxy
                                                   Statement/Prospectus
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus.............................   Available Information;
                                                   Information Incorporated by
                                                   Reference; Table of
                                                   Contents
  3.  Risk Factors, Ratio of Earnings to Fixed
      Charges, and Other Information............   Summary; Market Prices of
                                                   Common Stock; Selected
                                                   Historical Financial Data;
                                                   Comparison of Certain
                                                   Unaudited Per Common Share
                                                   Data
  4.  Terms of the Transaction..................   Summary; The Merger;
                                                   Background of and Reasons
                                                   for the Merger; Comparison
                                                   of Shareholders' Rights
  5.  Pro Forma Financial Information...........   Not Applicable
  6.  Material Contacts with the Company being
      Acquired..................................   Background of and Reasons
                                                   for the Merger
  7.  Additional Information Required for
      Reoffering by Persons and Parties Deemed
      to be Underwriters........................   Not Applicable
  8.  Interests of Named Experts and Counsel....   Experts; Legal Opinions
  9.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...............................   Not Applicable
 10.  Information with Respect to S-3
      Registrants...............................   Not Applicable
 11.  Incorporation of Certain Information by
      Reference.................................   Information Incorporated
                                                   By Reference
 12.  Information with Respect to S-2 or S-3
      Registrants...............................   Not Applicable
 13.  Incorporation of Certain Information by
      Reference.................................   Not Applicable
 14.  Information with Respect to Registrants
      Other Than S-2 or S-3 Registrants.........   Not Applicable
 15.  Information with Respect to S-3
      Companies.................................   Financial Statements of Sun
                                                   Capital Bancorp; Selected
                                                   Historical Financial Data
 16.  Information with Respect to S-2 or S-3
      Companies.................................   Not Applicable
 17.  Information with Respect to Companies
      Other Than S-2 or S-3 Companies...........   Financial Statements of
                                                   Sun Capital Bancorp
                                                   Selected Historical
                                                   Financial Data
 18.  Information if Proxies, Consents or
      Authorizations are to be Solicited........   Cover Page of Proxy
                                                   Statement/Prospectus;
                                                   Information Incorporated by
                                                   Reference; Summary;
                                                   Special Meeting of Sun
                                                   Capital Stockholders; The
                                                   Merger; Board of Directors,
                                                   Management and Business
                                                   Operations of U. S. Bancorp
                                                   Following the Merger;
                                                   Interests of Certain
                                                   Persons in the Merger
 19.  Information if Proxies, Consents or
      Authorizations are not to be Solicited, or
      in an Exchange Offer......................   Not Applicable

                              SUN CAPITAL BANCORP
                               60 SOUTH 100 EAST
                            ST. GEORGE, UTAH  84770
                                (801) 673-6177


                              November ____, 1996



Dear Stockholder:

      You are cordially invited to attend a special meeting of the stockholders of Sun Capital Bancorp, a Utah corporation ("Sun Capital"), to be held on [day], December ____, 1996, at [_____ a.m./p.m.], local time, at the _______________________, St. George, Utah.

      At the special meeting, Sun Capital stockholders will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger dated as of September 29, 1996 (the "Merger Agreement"), between U. S. Bancorp, an Oregon corporation, and Sun Capital pursuant to which Sun Capital will be merged with and into U. S. Bancorp.

      If the merger is approved and consummated, each outstanding share of Sun Capital common stock will be converted into the right to receive 0.95 shares of U. S. Bancorp common stock.

      The merger is expected to allow Sun Capital to join one of the 30 largest banking organizations in the United States, positioning it to meet the competitive challenges of the rapidly consolidating banking industry in the United States.

      THE BOARD OF DIRECTORS OF SUN CAPITAL RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT.

      A Notice of Special Meeting of Stockholders and a Proxy
Statement/Prospectus which describes the merger and the background to the transaction are enclosed. You are urged to read all of these materials carefully.

      A proxy card is enclosed. Please indicate your voting instructions and sign, date, and mail the proxy card promptly in the return envelope provided. Whether or not you plan to attend the special meeting in person, it is important that you return the enclosed proxy card so that your shares are voted. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT.

      Promptly after the merger, a letter of transmittal will be mailed to each holder of record of shares of Sun Capital common stock. PLEASE DO NOT SEND YOUR STOCK CERTIFICATES TO THE EXCHANGE AGENT UNLESS AND UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL, WHICH WILL INCLUDE INSTRUCTIONS REGARDING THE PROCEDURE TO BE USED IN SENDING YOUR STOCK CERTIFICATES.

      Thank you, and I look forward to seeing you at the special meeting.

                              Sincerely,

                              D. E. SCHMUTZ
                              Chairman of the Board

                              SUN CAPITAL BANCORP
                               60 SOUTH 100 EAST
                            ST. GEORGE, UTAH  84770
                                (801) 673-6177



                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                       TO BE HELD ON DECEMBER ____, 1996



      Notice is hereby given that a special meeting of stockholders of Sun Capital Bancorp, a Utah corporation ("Sun Capital"), will be held on _____________, December ____, 1996, at [____ a.m./p.m.], local time, at the
________________________________________ for the purpose of voting on the approval and adoption of an Agreement and Plan of Merger dated as of _____________, 1996 (the "Merger Agreement"), by and between U. S. Bancorp, an Oregon corporation, and Sun Capital and approval of the transactions contemplated thereby, as described in the accompanying Proxy Statement/Prospectus, and addressing all other matters properly coming before the meeting. If the merger contemplated by the Merger Agreement (the "Merger") is consummated, then Sun Capital will be merged into U. S. Bancorp.


      Only stockholders whose names appeared of record on the books of Sun Capital at the close of business on _____________, 1996 (the "Record Date"), will be entitled to notice of and to vote at the special meeting.

      A conformed copy of the Merger Agreement is attached as Appendix 1 to the accompanying Proxy Statement/Prospectus.

      All stockholders as of the Record Date are or may be entitled to assert dissenters' rights under Section 16-10a-1301 et. seq. of the Utah Revised Business Corporation Act (the "UBCA"). The dissenters rights of such stockholders are set forth in the portion of the UBCA describing dissenters' rights, a copy of which is attached as Appendix 2 to the accompanying Proxy Statement/Prospectus.

      YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE URGED TO COMPLETE, DATE, SIGN, AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE. THE BOARD OF DIRECTORS OF SUN CAPITAL RECOMMENDS THAT YOU MARK YOUR PROXY FOR THE MERGER AGREEMENT.

                                    BY ORDER OF THE BOARD OF DIRECTORS

                                    KENNETH SCHONE
                                    Secretary

Dated: November ____,  1996
________________ St. George, Utah

                         PROXY STATEMENT/PROSPECTUS OF
                              SUN CAPITAL BANCORP
                        SPECIAL MEETING OF STOCKHOLDERS
                       TO BE HELD ON _____________, 1996

                      PROSPECTUS OF U. S. BANCORP SHARES
                    OF COMMON STOCK PAR VALUE $5 PER SHARE

      This Proxy Statement/Prospectus is being furnished to holders of common stock, par value $1.00 per share ("SCB Common Stock"), of Sun Capital Bancorp, a Utah corporation ("Sun Capital"), in connection with the solicitation of proxies by the Sun Capital Board of Directors for use at the Special Meeting of Stockholders of Sun Capital to be held at ____________ [a.m./p.m.], local time, on _____________, 1996, at the _______________________________________,
and at any adjournments or postponements thereof (the "Special Meeting").

      At the Special Meeting, the holders of SCB Common Stock will be asked to vote upon approval of the Agreement and Plan of Merger between U. S. Bancorp, an Oregon corporation, and Sun Capital dated as of September 24, 1996 (the "Merger Agreement"), providing for the merger (the "Merger") of Sun Capital with and into U. S. Bancorp, with U. S. Bancorp as the surviving corporation. The Merger Agreement is attached hereto as Appendix 1 and is incorporated herein by reference.

      This Proxy Statement/Prospectus also constitutes a prospectus of U. S. Bancorp for up to 400,635 shares of the common stock of U. S. Bancorp, par value $5 per share ("U. S. Bancorp Common Stock"), to be issued to holders of SCB Common Stock in connection with the Merger. Upon consummation of the Merger, except as described herein, each outstanding share of SCB Common Stock will be converted into the right to receive 0.95 shares (the "Exchange Ratio") of U. S. Bancorp's Common Stock.

      Sun Capital's obligation to consummate the Merger is not conditioned upon U. S. Bancorp Common Stock continuing to trade at any specified minimum price during any period prior to consummation of the Merger. Because the Exchange Ratio is fixed and because the market price of U. S. Bancorp Common Stock is subject to fluctuation, the value of the shares of U. S. Bancorp Common Stock that holders of SCB Common Stock will receive in the Merger may increase or decrease prior to and following the Merger.

      U. S. Bancorp Common Stock is traded on the NASDAQ National Market System. The last reported sale price of U. S. Bancorp Common Stock on the NASDAQ National Market System on November ____, 1996, was $______________ per share. There has not been any public market for shares of SCB Common Stock.

      This Proxy Statement/Prospectus and accompanying proxy card are first being mailed to Sun Capital stockholders on or about November ____, 1996.

THE SECURITIES OF U. S. BANCORP HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      The date of this Proxy Statement/Prospectus is November ___, 1996.

                             AVAILABLE INFORMATION


      U. S. Bancorp is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). U. S. Bancorp has filed with the SEC a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), covering U. S. Bancorp Common Stock to be issued by U. S. Bancorp in connection with the Merger. The Registration Statement and the exhibits thereto, as well as the reports, proxy statements, and other information filed with the SEC by U. S. Bancorp under the Exchange Act, may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048, and The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a site on the World Wide Web that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the SEC's Web site is: http://www.sec.gov. As permitted by the rules and regulations of the SEC, this Proxy Statement/Prospectus omits certain information, exhibits, and undertakings contained in the Registration Statement. Reference is made to the Registration Statement and to the exhibits thereto for further information.

      With respect to statements contained herein or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document incorporated herein by reference. Each such statement is qualified in its entirety by such reference.

      All information contained in this Proxy Statement/Prospectus relating to Sun Capital has been furnished by Sun Capital and U. S. Bancorp is relying upon the accuracy of that information. All information contained in this Proxy Statement/Prospectus relating to U. S. Bancorp has been furnished by
U. S. Bancorp and Sun Capital is relying upon the accuracy of that information.

      This Proxy Statement/Prospectus includes a discussion of certain estimates of future performance of U. S. Bancorp and Sun Capital which are forward-looking statements, including without limitation future earnings results, and other financial consequences of the proposed Merger. Such estimates were based on numerous variables and assumptions that are inherently uncertain, including without limitation, factors related to transaction costs, the market price of U. S. Bancorp Common Stock, the future interest rate environment, general economic and competitive conditions, difficulties and costs associated with the integration of operations, and the effects of accounting policies. Accordingly, actual future results or values may be significantly more or less favorable than such estimates.

      NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SUN CAPITAL BANCORP OR U. S. BANCORP. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER, SOLICITATION OF AN OFFER, OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF SUN CAPITAL BANCORP OR U. S. BANCORP OR ANY OF THEIR RESPECTIVE SUBSIDIARIES SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                     INFORMATION INCORPORATED BY REFERENCE

      THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS THERETO, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO THE
FOLLOWING:

 U. S. BANCORP DOCUMENTS
 U. S. Bancorp
 Attn: Investor Relations
 P.O. Box 8837
 Portland, Oregon 97208
 (503) 275-5834

      IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, A REQUEST MUST BE RECEIVED NO LATER THAN _____________, 1996.

      The following U. S. Bancorp documents are incorporated by reference herein:

      (1) U. S. Bancorp's Annual Report on Form 10-K for the year ended December 31, 1995;

      (2) U. S. Bancorp's Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 (as amended by Amendment No. 1 on Form 10-Q/A filed August 23, 1996, and September 30, 1996).

      (3) U. S. Bancorp's Current Reports on Form 8-K dated December 26, 1995 (as amended by Amendment No. 1 filed February 6, 1996), January 31, 1996, and June 6, 1996.

      (4)   Proxy Statement of U. S. Bancorp dated March 11, 1996.

      (5)   The description of the U. S. Bancorp Common Stock contained in
Exhibit 28 to U. S. Bancorp's Quarterly Report on Form 10-Q for the quarter ended June 30, 1992.

      Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

      All documents filed with the SEC by U. S. Bancorp pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting are incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this Proxy Statement/Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.
                               TABLE OF CONTENTS

AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . .  3

INFORMATION INCORPORATED BY REFERENCE. . . . . . . . . . . . . . . . . . .  5

SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
      The Special Meeting and Vote Required. . . . . . . . . . . . . . . .  2
      Parties to the Merger. . . . . . . . . . . . . . . . . . . . . . . .  3
      Reasons for the Merger; Recommendation of the Sun Capital
            Board of Directors . . . . . . . . . . . . . . . . . . . . . .  4
      Terms of the Merger. . . . . . . . . . . . . . . . . . . . . . . . .  4
      Effective Time . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
      Dissenter's Rights . . . . . . . . . . . . . . . . . . . . . . . . .  5
      Board of Directors and Management. . . . . . . . . . . . . . . . . .  6
      NASDAQ National Market System Trading. . . . . . . . . . . . . . . .  6
      Conditions; Regulatory Approvals . . . . . . . . . . . . . . . . . .  6
      Termination and Amendment of the Merger Agreement. . . . . . . . . .  7
      Tax and Accounting Treatment of the Merger . . . . . . . . . . . . .  7
      Interests of Certain Persons in the Merger . . . . . . . . . . . . .  8
      Employment Retention Agreements. . . . . . . . . . . . . . . . . . .  8

MARKET PRICES OF COMMON STOCK. . . . . . . . . . . . . . . . . . . . . . .  8

SELECTED HISTORICAL FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . 10

COMPARISON OF CERTAIN UNAUDITED PER COMMON SHARE DATA. . . . . . . . . . . 12

SPECIAL MEETING OF SUN CAPITAL STOCKHOLDERS. . . . . . . . . . . . . . . . 13
      General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
      Date, Time, and Place. . . . . . . . . . . . . . . . . . . . . . . . 13
      Purpose of Meeting . . . . . . . . . . . . . . . . . . . . . . . . . 13
      Shares Outstanding and Entitled to Vote; Record Date . . . . . . . . 13
      Vote Required. . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
      Voting, Solicitation and Revocation of Proxies . . . . . . . . . . . 14

U. S. BANCORP. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15

SUN CAPITAL BANCORP. . . . . . . . . . . . . . . . . . . . . . . . . . . . 16

BACKGROUND OF AND REASONS FOR THE MERGER . . . . . . . . . . . . . . . . . 16
      Background of the Merger . . . . . . . . . . . . . . . . . . . . . . 16
      Reasons for the Merger . . . . . . . . . . . . . . . . . . . . . . . 18

THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
      General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
      Structure of the Merger. . . . . . . . . . . . . . . . . . . . . . . 19
      Conversion of SCB Common Stock . . . . . . . . . . . . . . . . . . . 19
      Exchange of Certificates; Fractional Shares. . . . . . . . . . . . . 20
      Effective Time . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
      Representations and Warranties . . . . . . . . . . . . . . . . . . . 22
      Conduct of Business Pending the Merger and Other Agreements. . . . . 23
      Conditions to the Consummation of the Merger . . . . . . . . . . . . 27
      Regulatory Approvals Required for the Merger . . . . . . . . . . . . 30
      Certain Federal Income Tax Consequences. . . . . . . . . . . . . . . 32
      Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . 33
      Termination of the Merger Agreement. . . . . . . . . . . . . . . . . 34
      Waiver and Amendment of the Merger Agreement . . . . . . . . . . . . 35
      NASDAQ National Market System Trading. . . . . . . . . . . . . . . . 36
      Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36
      Dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36
      Resales of U. S. Bancorp Common Stock Received in the Merger . . . . 36
      U. S. Bancorp Dividend Reinvestment and Stock Purchase Plan. . . . . 38
      Dissenter's Rights . . . . . . . . . . . . . . . . . . . . . . . . . 38

BOARD OF DIRECTORS, MANAGEMENT AND BUSINESS OPERATIONS
OF U. S. BANCORP FOLLOWING THE MERGER. . . . . . . . . . . . . . . . . . . 41
      Board of Directors and Management. . . . . . . . . . . . . . . . . . 41
      Business Operations. . . . . . . . . . . . . . . . . . . . . . . . . 42

INTERESTS OF CERTAIN PERSONS IN THE MERGER . . . . . . . . . . . . . . . . 42

COMPARISON OF SHAREHOLDERS' RIGHTS . . . . . . . . . . . . . . . . . . . . 43
      Corporate Charter and Bylaw Amendments . . . . . . . . . . . . . . . 43
      Special Meetings of Shareholders . . . . . . . . . . . . . . . . . . 44
      Capital Stock. . . . . . . . . . . . . . . . . . . . . . . . . . . . 44
      Dissenters' and Appraisal Rights . . . . . . . . . . . . . . . . . . 46
      Provisions Relating to Directors . . . . . . . . . . . . . . . . . . 47
      Certain Antitakeover Provisions. . . . . . . . . . . . . . . . . . . 49

LEGAL OPINIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 52

FINANCIAL STATEMENTS OF SUN CAPITAL BANCORP. . . . . . . . . . . . . . .  F-1
      Independent Auditor's Report . . . . . . . . . . . . . . . . . . . .F-2
      Consolidated Balance Sheet . . . . . . . . . . . . . . . . . . . . .F-3
      Consolidated Statements of Income. . . . . . . . . . . . . . . . . .F-4
      Consolidated Statements of Cash Flows. . . . . . . . . . . . . . . .F-7
      Consolidated Statements of Changes in Stockholder's Equity . . . . .F-7
      Notes to Financial Statements. . . . . . . . . . . . . . . . . . . .F-8
      Sun Capital Bancorp's Management Discussion and Analysis . . . . . F-17

Appendix 1: Agreement and Plan of Merger

Appendix 2: Utah Dissenter's Rights

                                    SUMMARY

The following material summarizes certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Proxy Statement/Prospectus, the Appendices hereto, and the Registration Statement. Each stockholder is urged to read the Proxy Statement/Prospectus and the Appendices in their entirety and with care.

The Special Meeting and Vote Required

      The Special Meeting. A Special Meeting of Sun Capital stockholders, at which the proposal to approve the Merger Agreement will be considered and voted on, will be held on _____________, _____________, 1996, at
[______a.m./p.m.], local time, at ___________________________________________.
Only holders of record of shares of SCB Common Stock at the close of business on _______________ , 1996 (the "Record Date"), will be entitled to vote at the Special Meeting. At such date, there were outstanding and entitled to vote 421,721 shares of SCB Common Stock. Holders of shares of SCB Common Stock are entitled to one vote per share on each matter that properly comes before the Special Meeting.

      Vote Required. Approval of the Merger Agreement by the stockholders of Sun Capital requires the affirmative vote of a majority of outstanding voting shares of record of SCB Common Stock. Abstentions or failures to vote (including broker non-votes) will have the same effect as votes against the proposal to approve the Merger Agreement.

      Sun Capital's directors and executive officers have indicated that they will vote their shares of SCB Common Stock in favor of the proposal to approve the Merger Agreement. As of the Record Date, Sun Capital's directors and executive officers and their affiliates had voting power with respect to _____________ shares or __________ % of the outstanding shares of SCB Common Stock entitled to vote at the Special Meeting.

      Approval of the Merger by the shareholders of U. S. Bancorp is not required.

      For additional information relating to the Special Meeting, see "THE MERGER-Special Meeting of Sun Capital Stockholders."

Parties to the Merger

      Sun Capital Bancorp. Sun Capital Bancorp was incorporated under the laws of Utah on March 22, 1995, and has been approved as a bank holding company subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Its principal executive offices are located at 60 South 100 East, St. George, Utah 84770. The only business of Sun Capital is the ownership of 100 percent of the stock of Sun Capital Bank with $74.8 million in total assets at September 30, 1996, which operates a total of three branches serving St. George, Utah, and Hurricane, Utah, and a lending office in Mesquite, Nevada. See "SUN CAPITAL BANCORP."

      U. S. Bancorp. U. S. Bancorp is an Oregon corporation incorporated in 1968 as a bank holding company subject to regulation under the BHCA. Its principal executive offices are located at 111 S.W. Fifth Avenue, Portland, Oregon 97204 ((503) 275-6111). At September 30, 1996, U. S. Bancorp had
consolidated assets of $33.2 billion, placing it among the 30 largest bank holding companies in the United States. U. S. Bancorp operates banking subsidiaries in Oregon, Washington, Idaho, California, Nevada, and Utah. The principal subsidiaries of U. S. Bancorp are United States National Bank of Oregon, headquartered in Portland, Oregon, and the largest commercial bank in Oregon in terms of deposits, U. S. Bank of Washington, National Association, headquartered in Seattle, Washington and, in terms of deposits, the third largest commercial bank in the state of Washington, and U. S. Bank of Idaho, headquartered in Boise, Idaho and, in terms of deposits, the largest commercial bank in Idaho. Another U. S. Bancorp banking subsidiary, U. S. Bank of California, operates in a 30-county market area of Northern California. See "U. S. BANCORP."

Reasons for the Merger; Recommendation of the Sun Capital Board of Directors

      The Board of Directors of Sun Capital believes the Merger is in the best interests of the Sun Capital stockholders based on a number of factors. The principal reason is that the directors believe that the exchange ratio, when considered in light of recent trading prices for U. S. Bancorp Common Stock, provides fair value to the Sun Capital stockholders from a financial point of view.

      Also, as a result of the Merger, Sun Capital will receive U. S. Bancorp common stock which is traded on the NASDAQ National Market. See "Market Prices for Common Stock." The Sun Capital Directors believe that the existence of a trading market for the securities owned by the present Sun Capital stockholders will provide them with additional flexibility in dealing with their personal financial affairs.

      The Merger will also provide an effective means of obtaining access to rapidly developing technologies, provide Sun Capital Bank's customers with access to a broader array of products and services, and permit Sun Capital Bank to realize certain operating efficiencies and economies.

      THE BOARD OF DIRECTORS OF SUN CAPITAL RECOMMENDS THAT THE SUN CAPITAL STOCKHOLDERS APPROVE THE MERGER AGREEMENT.

See "BACKGROUND OF AND REASONS FOR THE MERGER."

Terms of the Merger

      Pursuant to the Merger Agreement, at the time and date the Merger is consummated (the "Effective Time"), Sun Capital will be merged with and into
U. S. Bancorp, with U. S. Bancorp as the surviving corporation. See "THE MERGER - General." At the Effective Time, shares of SCB Common Stock will be converted into the right to receive shares of U. S. Bancorp Common Stock at the rate of 0.95 shares of U. S. Bancorp Common Stock for each share of SCB Common Stock (the "Exchange Ratio"), with cash being paid in lieu of issuing fractional shares of U. S. Bancorp Common Stock. For information as to how Sun Capital stockholders will be able to exchange certificates representing shares of SCB Common Stock, see "THE MERGER - Conversion of SCB Common Stock." Outstanding shares of U. S. Bancorp Common Stock and of 8 1/8% cumulative preferred stock, Series A ("U. S. Bancorp Preferred Stock"), of U. S. Bancorp will remain outstanding. See "THE MERGER - General; Structure of the Merger; Conversion of SCB Common Stock; Exchange of Certificates; Fractional Shares."

Effective Time

      The Merger is presently expected to be consummated during the fourth quarter of 1996, subject to the receipt of regulatory approvals and the satisfaction of other conditions. The Merger will be consummated after approval of the Merger Agreement by the Sun Capital stockholders, receipt of regulatory approvals, and satisfaction or waiver of all of the other conditions in the Merger Agreement. See "THE MERGER - Effective Time of the Merger." The Merger Agreement provides that if the Merger has not been consummated by March 31, 1997, at any time after such date, the Board of Directors of either U. S. Bancorp or Sun Capital may vote to abandon the Merger. See "THE MERGER - Effective Time."

See "BOARD OF DIRECTORS, MANAGEMENT AND BUSINESS OPERATIONS OF U. S. BANCORP FOLLOWING THEIR MERGER."

Dissenter's Rights

      Under the Utah Revised Business Corporation Act (the "UBCA"), holders of SCB Common Stock may dissent from, and obtain payment of the fair market value of shares held by such holder in the event of the consummation of the Merger upon compliance with the requirements of the UBCA. A copy of the portion of the UBCA describing stockholders dissenters' rights is attached as Appendix 2 to the accompanying Proxy Statement/Prospectus. See "THE MERGER-DISSENTER'S RIGHTS."

Board of Directors and Management

      As the surviving corporation in the Merger, U. S. Bancorp will continue to be managed by its Board of Directors and executive officers following the Effective Time. The Merger Agreement provides that the board of directors of the surviving corporation will consist of the members of the U. S. Bancorp Board of Directors immediately prior to the Merger.

NASDAQ National Market System Trading

      U. S. Bancorp Common Stock is traded on the NASDAQ National Market System under the symbol "USBC." See "THE MERGER - NASDAQ National Market System Trading."

Conditions; Regulatory Approvals

      Consummation of the Merger is conditioned upon approval of the Merger Agreement by the requisite vote of holders of shares of SCB Common Stock as set forth herein; receipt of all required approvals of the Merger by regulatory agencies, including the Board of Governors of the Federal Reserve System ("Federal Reserve Board"); the continuing accuracy of the representations and warranties of each party; the performance of specified obligations by each party; and other conditions. U. S. Bancorp filed an application for approval of the Merger with the Federal Reserve Board on October 16, 1996. See "THE MERGER - Conditions to the Consummation of the Merger" and "THE MERGER - Regulatory Approvals Required for the Merger."

Termination and Amendment of the Merger Agreement

      The Merger Agreement may be terminated, and the Merger abandoned, prior to the Effective Time, whether before or after its approval by the stockholders of Sun Capital (i) by the respective majority votes of the Boards of Directors of both Sun Capital and U. S. Bancorp or (ii) by the Board of Directors of either party under certain specified circumstances, including if the Merger shall not have been consummated by March 31, 1997. Subject to compliance with applicable law, the Merger Agreement may be amended by U. S. Bancorp and Sun Capital by action taken or authorized by their respective Boards of Directors at any time. After approval by the stockholders of Sun Capital of the Merger Agreement, in the event the companies contemplate a waiver of, or amendment to, a provision of the Merger Agreement of the type which by law may not be made without approval of stockholders of either or both companies, Sun Capital or U. S. Bancorp or both, as may be required by law, will solicit proxies from each company's respective stockholders to obtain such approval. In the event that the companies contemplate a waiver or amendment which reduces the amount or changes the form of the consideration to be received by Sun Capital stockholders in the Merger pursuant to the Merger Agreement, Sun Capital will resolicit proxies from its stockholders to obtain approval for such waiver or amendment. See "THE MERGER - Termination of the Merger Agreement" and "THE MERGER - Waiver and Amendment of the Merger Agreement."

Tax and Accounting Treatment of the Merger

      U. S. Bancorp and Sun Capital have received opinions from their respective independent accountants to the effect that the Merger will constitute a tax-free reorganization within the meaning of
Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). Because the Merger will be a tax-free reorganization, no income, gain, or loss will be recognized by a shareholder of Sun Capital upon the exchange of shares of U. S. Bancorp Common Stock for SCB Common Stock (except in connection with cash received in lieu of fractional shares). Consummation of the Merger is conditioned upon receipt by Sun Capital and U. S. Bancorp of similar opinions from their respective independent accountants dated as of the Effective Time. Upon consummation of the Merger, U. S. Bancorp will account for the acquisition of Sun Capital using the purchase method of accounting. See "THE MERGER--Certain Federal Income Tax Consequences" and "--Accounting Treatment."

Interests of Certain Persons in the Merger

      Employment Retention Agreements.

      Certain executive officers of Sun Capital entered into employee retention agreements with U. S. Bancorp, pursuant to which each such officer agreed to be employed by U. S. Bancorp (or one of its subsidiaries) at a specified base salary and U. S. Bancorp agreed to permit such officers to participate in U. S. Bancorp's 1993 stock incentive plan. The executive officers, their base salaries, and the number of shares of U. S. Bancorp common stock in which the officers are granted an option are: John Allen ($115,000, 5,000); Leland Fife ($64,000,2,500); Kenneth Schone ($61,000,
2,500); Steve Isom ($42,000, 1,000); Allison McCoy ($53,500, 2,500); and Kevin
Bales ($48,500, 1,000).

                         MARKET PRICES OF COMMON STOCK

      There is no organized market for SCB Common Stock. Therefore, no market prices of SCB Common Stock are available. As of November 11, 1996, there were approximately 374 holders of SCB Common Stock.

      U. S. Bancorp Common Stock is traded over the counter on the NASDAQ National Market System under the symbol "USBC." The following table sets forth for the periods indicated the high and low sales prices as reported on the NASDAQ National Market System for U. S. Bancorp Common Stock.


                                              U.S. Bancorp Common Stock
                                              High                  Low

1993                                          $28 7/8                $22
1994                                           28 5/8             22 1/8
1995                                           36                     22

  First Quarter of 1996                        34 5/8             29 1/4
  Second Quarter of 1996                       37 3/8             31 5/8
  Third Quarter of 1996                        40 3/4                 33
  Fourth Quarter of 1996
      through November 11, 1996                40 7/8             38 3/4


      On September 24, 1996, the last trading day before the public announcement of the proposed Merger, the last sale price reported on the NASDAQ National Market System for U. S. Bancorp Common Stock was $39 1/4 ($37.29 on an equivalent-share basis for each share of SCB Common Stock). On November ____, 1996, the last sale price per share reported on the NASDAQ National Market System for U. S. Bancorp Common Stock was $______________ ($______ on an equivalent-share basis for each share of SCB Common Stock). Stockholders are urged to obtain current quotations for the market price of
U. S. Bancorp Common Stock.

      No assurance can be given as to the market price of U. S. Bancorp Common Stock after the Effective Time of the Merger. Because the Exchange Ratio is fixed and because the market price of the U. S. Bancorp Common Stock is subject to fluctuation, the value of the shares of U. S. Bancorp Common Stock that holders of SCB Common Stock will receive in the Merger may increase or decrease prior to and after the Effective Time.

                      SELECTED HISTORICAL FINANCIAL DATA

      The following table sets forth selected consolidated historical financial data for U. S. Bancorp and Sun Capital for the periods specified below. The data have been derived in part from, and should be read in conjunction with, the consolidated financial statements and notes thereto and other financial information with respect to U. S. Bancorp and Sun Capital incorporated by reference into this Proxy Statement/Prospectus (see "Information Incorporated by Reference") or attached hereto, and such data are qualified in their entirety by reference thereto. In 1995, Sun Capital was incorporated, approved as a bank holding company, and participated in a reorganization with Sun Capital Bank pursuant to which Sun Capital Bank became a wholly-owned subsidiary of Sun Capital. The financial statements presented reflect the operations as if they had been combined since inception, similar to a pooling of interest. See "FINANCIAL STATEMENTS OF SUN CAPITAL."

                          December 31,     December 31,  December 31,   December 31,   December 31,    September 30,   September 30,
                              1991             1992          1993           1994           1995             1995            1996
                                                        (Dollars in Thousands, except per share amounts)
                           -----------      -----------   -----------    -----------    -----------     ------------    ------------
U. S. Bancorp(1) Earnings Summary:
      Net interest income...  $980,767       $1,119,489    $1,264,156     $1,335,707     $1,399,406      $1,048,243      $1,083,574
      Provision for
        credit losses.......   155,053          148,762       106,234        120,146        124,093          72,719          94,737
      Noninterest revenue...   442,470          519,283       620,352        552,719        524,740         399,415         449,576
      Income before
        cumulative effect of
        accounting changes..   232,125          271,446       341,136        254,666        328,971         307,596         358,219
      Net income............   232,125          211,556       341,136        254,666        328,971         307,596         358,219
Per Common Share:
 Income before
 accounting changes.          $   1.68          $1.87(2)        $2.23          $1.60          $2.09           $1.96           $2.30
      Net income............      1.68           1.45(2)        $2.23          $1.60          $2.09            1.96            2.30
      Cash dividends
        declared............       .71              .76           .85            .94           1.06             .78             .87
Period End Balance Sheet
      Data:
      Total Assets.........$24,292,336      $27,874,784   $29,086,757    $30,609,108    $31,794,283      30,845,290      33,213,390
      Total earning assets..21,582,825       24,643,243    25,945,928     27,004,341     27,883,285      27,445,865      29,318,357
      Total deposits........17,360,760       21,061,615    21,447,682     21,859,189     23,264,629      22,616,891      24,563,178
      Long-term debt........ 1,318,787        1,437,225     1,161,217      1,244,190      1,377,021       1,136,402       1,626,289
      Total shareholders'
        equity.............. 1,773,428        2,121,133     2,441,761      2,493,054      2,617,053       2,710,261       2,786,462
      Common  shareholders'
        equity.............. 1,773,428        1,971,133     2,291,761      2,343,054      2,467,053       2,560,261       2,636,462
      Preferred stock.......        --          150,000       150,000        150,000        150,000         150,000         150,000
Sun Capital
Earnings Summary:
      Net interest income...    $2,733           $1,686        $2,235         $3,508         $3,983          $2,775          $3,178
      Provision for credit
        losses..............       237              205             4             20            100              60              75
      Noninterest revenue...       450              703           782            797            939             766             932
      Net income............       265              314           729          1,120          1,363             978           1,162
Per Common Share:
      Net income............       .68             1.02          1.88           2.66           3.23            2.32            2.76
      Cash dividends
        declared............       .10              .10           .43            .42            .51             .20             .20
Period End Balance Sheet Data:
      Total assets..........   $28,175          $29,920       $44,758        $54,003        $62,089         $59,558         $74,751
      Total deposits........    26,051           27,589        39,313         44,314         54,898          53,453          67,280
      Stockholders' equity..     2,001            2,231         3,792          4,705          5,863           5,618           6,944

(1) In March 1994, U. S. Bancorp's Board of Directors approved a major cost reduction program. In connection therewith, a $100 million pre-tax restructuring charge was recorded in the 1994 first quarter results of operations. In connection with the merger of West One Bancorp with and into
U. S. Bancorp in December 1995, pre-tax merger and integration costs of $98.9 million were recognized in 1995, and $8.5 million of such costs were recognized during the nine months ended September 30, 1995. During 1996, $18.2 million of such merger integration costs were recognized.

(2) 1992 income before accounting changes per common stock share on a primary and fully diluted basis was $1.84 and $1.79, respectively. Net Income per share on a primary and fully diluted basis was $1.42 and $1.40, respectively. Dilution was not material in the other periods presented.

             COMPARISON OF CERTAIN UNAUDITED PER COMMON SHARE DATA

      The following table sets forth selected historical per common share data for U. S. Bancorp and Sun Capital and equivalent pro forma data per Sun Capital common share. The pro forma amounts included in the table give effect to the exchange of Sun Capital Common Stock for .95 shares of U. S. Bancorp Common Stock pursuant to the Merger without other pro forma adjustments. The data should be read in conjunction with the financial information with respect to U. S. Bancorp and Sun Capital incorporated by reference into or set forth elsewhere in this Proxy Statement/Prospectus, and such data are qualified in their entirety by reference thereto. See "Information Incorporated by Reference." The pro forma equivalent amounts in the table below are presented for informational purposes and are not necessarily indicative of the financial position or the results of operations of the combined company that actually would have occurred had the Merger been consummated as of the date or for the period presented.



                                             Year Ended      Nine Months Ended
                                            December 31,        September 30,
                                               1995                  1996
                                            (unaudited)           (unaudited)

U. S.  Bancorp Common Stock

Income per share:          Historical           $ 2.09                 $ 2.30

Cash dividends declared                           1.06                    .87
  per share:               Historical

Book value per share                             16.38                  17.46
  at period-end:           Historical

Sun Capital Common Stock

Income per share:          Historical           $ 3.27                 $ 2.76

                           Pro forma equivalent   1.99                   2.19

Cash dividends declared
  per share:               Historical              .51                    .20

                           Pro forma equivalent   1.01                    .83

Book value per share at
  period end:              Historical            13.88                  16.45

                           Pro forma equivalent  15.56                  16.59

                  SPECIAL MEETING OF SUN CAPITAL STOCKHOLDERS

General


This Proxy Statement/Prospectus is being furnished to holders of SCB Common Stock in connection with the solicitation of proxies by the Board of Directors of Sun Capital for use at the Special Meeting and any adjournments or postponements thereof at which the stockholders of Sun Capital will consider and vote upon a proposal to approve the Merger Agreement. Each copy of this Proxy Statement/Prospectus which is being mailed or delivered to Sun Capital stockholders is accompanied by the Notice of Special Meeting of Stockholders of Sun Capital, and a proxy card.

      This Proxy Statement/Prospectus is being offered by U. S. Bancorp to each holder of SCB Common Stock as a prospectus in connection with the issuance by U. S. Bancorp of shares of U. S. Bancorp Common Stock upon the consummation of the Merger.

Date, Time, and Place

The Special Meeting will be held on __________, ____________ ___, 1996, commencing at __________ [a.m./p.m.], local time, at
__________________________________________________.

Purpose of Meeting

The purpose of the Special Meeting is to consider and vote upon the Merger Agreement and to conduct any other business that may properly come before the Special Meeting. In the event of a vote to adjourn the Special Meeting to permit further solicitation of proxies, no proxy which is voted against approval of the Merger Agreement will be voted in favor of any such adjournment.

Shares Outstanding and Entitled to Vote; Record Date

The Board of Directors of Sun Capital has fixed the close of business on ____________, 1996, as the Record Date for the determination of holders of shares of SCB Common Stock entitled to notice of and to vote at the Special Meeting. At the close of business on the Record Date, there were 421,721 shares of SCB Common Stock issued and outstanding held by approximately 374 holders of record. Holders of record of SCB Common Stock on the Record Date are entitled to one vote per share.

Vote Required

The affirmative vote of a majority of all shares of SCB Common Stock outstanding on the Record Date is required to approve the Merger Agreement.

As of the Record Date, Sun Capital's directors and executive officers and their affiliates owned and were entitled to vote 154,557 shares of SCB Common Stock at the Special Meeting, representing approximately 36.65 percent of the outstanding shares. Each such director and executive officer has indicated his or her intention to vote the SCB Common Stock beneficially owned by him or her for approval of the Merger Agreement.

Voting, Solicitation and Revocation of Proxies

Proxy cards accompany this Proxy Statement/Prospectus for use at the Special Meeting by record holders of SCB Common Stock. A Sun Capital stockholder may use his or her proxy if he or she is unable to attend the Special Meeting in person or wishes to have his or her shares voted by proxy even if he or she attends the meeting. The proxy may be revoked in writing by the person giving it at any time before it is exercised by notice of such revocation to the Secretary of Sun Capital, by submitting a proxy having a later date, or by such person appearing at the Special Meeting and electing to vote in person. All proxies validly submitted and not revoked will be voted in the manner specified therein. IF NO SPECIFICATION IS MADE, THE PROXIES WILL BE VOTED FOR APPROVAL OF THE MERGER AGREEMENT.

The presence of a majority of the outstanding shares of SCB Common Stock in person or by proxy is necessary to constitute a quorum of stockholders for the Special Meeting. Shares for which duly-executed proxies have been received but with respect to which holders of shares have abstained from voting are counted in determining the shares present at a meeting.
For voting purposes, only shares affirmatively voted for approval of the Merger Agreement will be counted as favorable votes in determining whether the Merger Agreement is approved by the holders of a majority of the outstanding shares of SCB Common Stock. Sun Capital will bear the cost of soliciting proxies from its stockholders. In addition to using the mails, proxies may be solicited by personal interview, telephone, and wire.

                                 U. S. BANCORP

U. S. Bancorp is a regional multibank holding company incorporated in the state of Oregon in 1968 and headquartered in Portland, Oregon. At September 30, 1996, U. S. Bancorp was among the 30 largest bank holding companies in the United States in terms of total assets, with total assets of $33.2 billion, deposits of $24.6 billion, and shareholders' equity of $2.8 billion.

U. S. Bancorp is engaged in a general retail and commercial banking business in the states of Oregon, Washington, California, Nevada, Idaho, and Utah through its banking subsidiaries. On December 26, 1995, the merger of West One Bancorp, a regional multibank holding company headquartered in Boise, Idaho, with total assets of $9.2 billion at September 30, 1995, with and into
U. S. Bancorp was consummated, with U. S. Bancorp as the surviving corporation.

U. S. Bancorp's principal banking subsidiaries are United States National Bank of Oregon, with $14.0 billion in total assets at September 30, 1996, U. S. Bank of Washington, National Association, which had total assets of $9.5 billion at that date, and U. S. Bank of Idaho, which had total assets of $3.8 billion at September 30, 1996. Another U. S. Bancorp banking subsidiary,
U. S. Bank of California, operates in Northern California through 57 full-service banking offices and certain other banking facilities in its 30-county market area. U. S. Bancorp recently acquired California Bancshares, Inc., which operates 36 branches in northern California.

Other subsidiaries of U. S. Bancorp provide financial services related to banking, including lease financing, consumer and commercial finance, discount brokerage, investment advisory services, and insurance agency and credit life insurance services. U. S. Bancorp's principal activities are located in the Pacific Northwest, but it has operations throughout the Far West and, to a lesser extent, the rest of the United States. The principal executive offices of U. S. Bancorp are located at 111 S.W. Fifth Avenue, Portland, Oregon 97204, telephone number (503) 275-6111.

                              SUN CAPITAL BANCORP

Sun Capital Bancorp was incorporated under the laws of Utah on March 22, 1995, and has been approved as bank holding company subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Its principal executive offices are located at 60 South 100 East, St. George, Utah 84770. The only business of Sun Capital is the ownership of 100 percent of the stock of Sun Capital Bank with $74.8 million in total assets at September 30, 1996, that operates a total of three branches serving St. George, Utah, and Hurricane, Utah, and a lending office in Mesquite, Nevada.

                   BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

      During the second quarter of 1994, the Board of Directors of Sun Capital noted that from time to time Sun Capital had received unsolicited inquiries respecting the possibility of acquiring Sun Capital Bank. Following a general discussion and without considering any specific proposal, the Board of Directors reached a general consensus that Sun Capital would entertain an acquisition if the Board concluded that the terms were favorable.

      Approximately a year later, in April 1995, representatives of West One Bank, Salt Lake City, Utah, approached representatives of Sun Capital in
St. George, Utah, respecting a possible purchase of Sun Capital. However, in approximately May 1995, without previously advising or consulting with Sun Capital, West One publicly announced that it was being acquired by U. S. Bancorp. Following such announcement, West One advised Sun Capital that West One was no longer in a position to consider an acquisition of Sun Capital, noting that if perhaps U. S. Bancorp subsequently became interested in pursuing a possible transaction, it would contact Sun Capital directly.

      On February 28, 1996, high level executives of U. S. Bancorp met with certain executive officers and directors of Sun Capital in St. George to discuss a potential merger of the two bank holding companies. Following consideration by the board of directors of Sun Capital, the chairman of Sun Capital wrote to the chairman of U. S. Bancorp on April 8, 1996, expressing an interest in continuing with the negotiations. Pursuant to a request from U. S. Bancorp, Sun Capital assembled and delivered to U. S. Bancorp specific business and financial information so that U. S. Bancorp could advance its detailed analysis of Sun Capital. On April 26, 1996, U. S. Bancorp offered to acquire Sun Capital at the rate of
1.03 shares of U. S. Bancorp Common Stock for each share of SCB Common Stock outstanding, subject to U. S. Bancorp's verification of certain property values and concurrence in Sun Capital's projected profits for 1996. Pursuant to authorization by the Board of Directors of Sun Capital on May 20, 1996, it advised U. S. Bancorp that Sun Capital would agree to an acquisition on the terms proposed, subject to U. S. Bancorp's further review of the business and financial condition of Sun Capital, which continued through July and August 1996. In late August and early September 1996, executives of Sun Capital and U. S. Bancorp met in both Portland, Oregon and St. George, Utah to discuss proposed merger terms, issues relating to the conduct of the business of Sun Capital following the merger, open issues identified in U. S. Bancorp's business and financial review, and other matters.

      On September 12, 1996, U. S. Bancorp made a revised offer to acquire Sun Capital at the rate of 0.95 the number of shares of U. S. Bancorp Common Stock for each of SCB Common Stock exchanged. U. S. Bancorp advised that the reduced number of shares of U. S. Bancorp Common Stock to be issued was based upon U. S. Bancorp's analysis of the value of certain property and the projected 1996 income for Sun Capital. At a meeting of the Board of Directors on September 24, 1996, the offer was formally accepted and thereafter communicated to representatives of U. S. Bancorp. A definitive agreement was drafted and reviewed by the respective parties, and on September 24, 1996, was signed. Since that time, the parties have moved forward positively to satisfy the various conditions precedent to completing the Merger, including seeking requisite consents of regulatory authorities and submitting the acquisition to the Sun Capital stockholders for their approval. In addition, in anticipation of completing the Merger at the earliest practicable date, representatives of U. S. Bancorp and Sun Capital are proceeding with plans to integrate the products, services, and operations of Sun Capital with those of U. S. Bancorp.

Reasons for the Merger

      The Board of Directors of Sun Capital believes the Merger is in the best interests of the Sun Capital stockholders, has unanimously approved the Merger, and recommends that the Merger be approved by the Sun Capital stockholders. The conclusions of the Board of Directors are based on a number of factors. The principal reason for the Board's conclusion is that the Directors believe that the exchange ratio, when considered in light of recent trading prices for the U. S. Bancorp Common Stock, provides fair value to the Sun Capital stockholders from a financial point of view and gives proper recognition to Sun Capital's current profitability, its stockholders' equity, and its positive competitive position in a growing banking market in southwestern Utah.

      Sun Capital Bank has been in existence for over 20 years, but there is no existing trading market for SCB Common Stock, so that Sun Capital stockholders have no practical liquidity for their investment in Sun Capital, and it is unlikely that a viable trading market will develop. As a result of the Merger, Sun Capital shareholders will receive U. S. Bancorp common stock which is traded on the NASDAQ National Market. See "Market Prices for Common Stock." The Sun Capital Directors believe that the existence of a trading market for the securities owned by the present Sun Capital stockholders will provide them with additional flexibility in dealing with their personal financial affairs, planning their estates, and completing administration of estates, including the payment of related estate taxes.

            The Board of Directors believes that the Merger will provide an effective means of obtaining access to rapidly developing technologies that Sun Capital Bank must utilize effectively in order to maintain or improve its current profitability. In addition, through the Merger, Sun Capital Bank will have access to a broader array of products and services not presently available to Sun Capital Bank's customers, such as corporate and private banking, cash management services, trust services, insurance products, and debit cards. Sun Capital also anticipates that it will be able to realize operating efficiencies and economies by obtaining within the U. S. Bancorp organization certain products and services currently obtained by Sun Capital from outside sources.

                                  THE MERGER

General

The Boards of Directors of U. S. Bancorp and Sun Capital have adopted the Merger Agreement, which provides for the Merger at the Effective Time, with
U. S. Bancorp as the surviving corporation. With certain limited exceptions described below, each share of SCB Common Stock outstanding at the Effective Time will be converted into the right to receive 0.95 shares of U. S. Bancorp Common Stock. Shares of U. S. Bancorp Common Stock and U. S. Bancorp Preferred Stock outstanding immediately prior to the Effective Time will remain outstanding after the Merger.

This section of the Proxy Statement/Prospectus describes certain aspects of the proposed Merger, including the principal terms of the Merger Agreement. The Merger Agreement, a copy of which is attached to this Proxy
Statement/Prospectus as Appendix 1, is hereby incorporated herein by reference. All stockholders of Sun Capital are urged to read the Merger Agreement in its entirety.

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement and in accordance with the Utah Revised Business Corporation Act ("UBCA") and the Oregon Business Corporation Act ("OBCA"), at the Effective Time, Sun Capital will merge with and into U. S. Bancorp. U. S. Bancorp will be the surviving corporation in the Merger, and will continue its corporate existence under the OBCA. At the Effective Time, the separate corporate existence of Sun Capital will terminate. The articles of incorporation and bylaws of U. S. Bancorp, as in effect immediately prior to the Effective Time, will be the articles of incorporation and bylaws of the surviving corporation.

Conversion of SCB Common Stock

At the Effective Time of the Merger, each share of SCB Common Stock outstanding, other than shares held in Sun Capital's treasury or held directly or indirectly by U. S. Bancorp or Sun Capital or any subsidiary of either (except in both cases for shares held directly or indirectly in trust accounts or managed accounts or otherwise held in a fiduciary capacity that are beneficially owned by third parties ("Trust Account Shares") or in respect of a debt previously contracted ("DPC Shares")), will be converted into the right to receive .95 shares (the "Exchange Ratio") of U. S. Bancorp Common Stock. Sun Capital's obligation to consummate the Merger is not conditioned upon
U. S. Bancorp Common Stock continuing to trade at any specified minimum price during any period prior to the Effective Time. Because the Exchange Ratio is fixed and because the market price of U. S. Bancorp Common Stock is subject to fluctuation, the value of the shares of U. S. Bancorp Common Stock that holders of SCB Common Stock will receive in the Merger may increase or decrease prior to and following the Merger.

Each outstanding share of SCB Common Stock owned by U. S. Bancorp or its subsidiaries or by Sun Capital or its subsidiary (other than Trust Account Shares or DPC Shares) will be canceled at the Effective Time and shall cease to exist, and no U. S. Bancorp Common Stock or other consideration will be delivered in exchange therefor. All shares of U. S. Bancorp Common Stock that are owned by Sun Capital or any subsidiary will become authorized but unissued stock of U. S. Bancorp.

Exchange of Certificates; Fractional Shares

At or prior to the Effective Time, U. S. Bancorp will deposit, or cause to be deposited, with a bank or trust company selected by Bancorp and reasonably acceptable to Sun Capital (which may be a subsidiary of U. S. Bancorp) (the "Exchange Agent"), for the benefit of the holders of certificates of SCB Common Stock, certificates representing the shares of U. S. Bancorp Common Stock and the cash in lieu of any fractional shares (such certificates for shares of U. S. Bancorp Common Stock and the cash in lieu of any fractional shares, together with any dividends or distributions with respect thereto, being referred to as the "Exchange Fund") to be issued pursuant to the Merger Agreement in exchange for outstanding shares of SCB Common Stock.

As soon as is practicable after the Effective Time, and in no event later than five business days after receipt by U. S. Bancorp of a list of stockholders of record of Sun Capital as of the Effective Time, a form of transmittal letter will be mailed by the Exchange Agent to the holders of SCB Common Stock. The form of transmittal letter will contain instructions with respect to the surrender of certificates representing SCB Common Stock.

SUN CAPITAL STOCK CERTIFICATES SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY AND SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT UNLESS AND UNTIL A LETTER OF TRANSMITTAL IS RECEIVED FOLLOWING THE EFFECTIVE TIME.

Until the certificates representing SCB Common Stock are surrendered for exchange after the Effective Time of the Merger, holders of such certificates will accrue but will not be paid dividends or other distributions declared after the Effective Time with respect to the U. S. Bancorp Common Stock into which their shares have been converted. When such certificates are surrendered, any unpaid dividends or other distributions will be paid, without interest. After the Effective Time, there will be no transfers on the stock transfer books of Sun Capital of shares of SCB Common Stock issued and outstanding immediately prior to the Effective Time. If certificates representing shares of SCB Common Stock are presented after the Effective Time, they will be canceled and exchanged for certificates representing the applicable shares of U. S. Bancorp Common Stock.

No fractional shares of U. S. Bancorp Common Stock will be issued to any holder of SCB Common Stock upon consummation of the Merger. For each fractional share that would otherwise be issued, U. S. Bancorp will pay cash in an amount equal to such fraction multiplied by the average of the closing sale prices of U. S. Bancorp Common Stock on the NASDAQ National Market System as reported by The Wall Street Journal for the five trading days immediately preceding the date of the Effective Time. No interest will be paid or accrued on the cash in lieu of fractional shares payable to holders of such certificates.

Neither U. S. Bancorp nor Sun Capital nor any other person will be liable to any former holder of SCB Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar laws. If a certificate for SCB Common Stock has been lost, stolen, or destroyed, the Exchange Agent will issue the consideration properly payable in accordance with the Merger Agreement upon the making of an affidavit of the loss, theft, or destruction of such certificate by the person claiming such loss, theft, or destruction and, if required by U. S. Bancorp, the posting by such person of a bond in such amount as U. S. Bancorp may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to the loss, theft, or destruction of such certificate.

For a description of the differences between the rights of the holders of
U. S. Bancorp capital stock and Sun Capital capital stock, see "Comparison of Shareholders' Rights."

Effective Time

The Effective Time will be as set forth in the articles of merger that will be filed with the Secretary of State of the state of Oregon and the articles of merger that will be filed with the Division of Corporations and Commercial Code of the state of Utah, in each case on the closing date of the Merger (the "Closing Date"). The Closing Date will occur on a date to be specified by the parties which shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions precedent to the Merger set forth in Article VII of the Merger Agreement. The Merger is presently expected to be consummated during the fourth quarter of 1996, subject to the receipt of regulatory approvals and the satisfaction of other conditions. The consummation of the Merger may be delayed as a result of delays in obtaining the necessary regulatory approvals. There can be no assurances as to if or when such approvals will be obtained or that the Merger will be consummated. If the Merger is not effected on or before March 31, 1997, the Merger Agreement may be terminated by either U. S. Bancorp or Sun Capital, unless the failure to effect the Merger by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth therein. See "THE MERGER - Conditions to the Consummation of the Merger" and "Merger - Regulatory Approvals Required for the Merger."

Representations and Warranties

The Merger Agreement contains representations and warranties of U. S. Bancorp and Sun Capital as to, among other things, (i) the corporate organization and existence of each party and its subsidiaries; (ii) the capitalization of each party and its subsidiaries; (iii) the corporate power and authority of each party; (iv) the compliance of the Merger Agreement with (A) the charter and bylaws of each party, (B) applicable law, and (C) certain material agreements;
(v) governmental and third party approvals; (vi) the timely filing of required regulatory reports; (vii) each party's financial statements and filings with the SEC; (viii) the absence of certain changes in each party's business since December 31, 1995; (ix) the absence of material legal proceedings; (x) the filing and accuracy of each party's tax returns; (xi) each party's employee benefit plans and related matters; (xii) each party's compliance with applicable law; (xiii) the absence of material defaults under certain contracts; (xiv) agreements between each party and regulatory agencies; and
(xv) the absence of undisclosed liabilities.

Conduct of Business Pending the Merger and Other Agreements

Pursuant to the Merger Agreement, prior to the Effective Time Sun Capital has agreed to, and to cause its subsidiary to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees, and (iii) take no action that would adversely affect or delay the ability of either U. S. Bancorp or Sun Capital to obtain any necessary governmental or regulatory approvals required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement.

U. S. Bancorp and Sun Capital have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement and to comply with the terms and conditions of all such permits, consents, approvals and authorizations. U. S. Bancorp and Sun Capital have each agreed upon request to furnish to the other party all information concerning themselves and their subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Merger. U. S. Bancorp and Sun Capital have also agreed, subject to the terms and conditions of the Merger Agreement, to use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper, or advisable to comply promptly with all legal requirements that may be imposed on such party or its subsidiaries and to consummate the Merger. U. S. Bancorp also agreed to cause the shares of U. S. Bancorp Common Stock to be issued in the Merger to be approved for listing on the NASDAQ National Market System.

Each of U. S. Bancorp and Sun Capital has further agreed to give the other party access to all of its properties, books, contracts, commitments, and records and to furnish information concerning its businesses, properties, and personnel to the other party, subject to the restrictions set forth in the Merger Agreement.

Except as expressly contemplated by the Merger Agreement, Sun Capital has agreed that, without the prior written consent of U. S. Bancorp, it will not, and will not permit its subsidiary to, among other things:

(i)other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of Sun Capital or its subsidiary to Sun Capital or its subsidiary), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any individual, corporation, or other entity, or make any loan or advance;

(ii)adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant to any individual, corporation, or other entity any right to acquire any shares of its capital stock (except for regular quarterly cash dividends at a rate not in excess of the rate being paid at the date of the Merger Agreement as such rate may be increased at times and in amounts as are consistent with past practice, and except for dividends paid by any of the subsidiary of Sun Capital; or issue any additional shares of capital stock except pursuant to the exercise of stock options outstanding as of the date of the Merger Agreement;

(iii)sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a direct or indirect wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the Merger Agreement;

(iv)except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned subsidiary thereof;

(v)except for loans, deposits, letters of credit, and similar transactions in the ordinary course of business consistent with past practice, (A) enter into any contract or agreement that involves an amount in excess of $10,000 or that will have a term in excess of one year, (B) terminate or materially modify any contract or agreement that involves an amount in excess of $10,000 or that has a remaining term in excess of one year, or (C) commit to any capital expenditure, or make any capital expenditure not committed to prior to the date of the Merger Agreement, in excess of $10,000;

(vi)increase in any manner the compensation or fringe benefits of any of its employees other than increases for employees in the ordinary course of business consistent with past practice or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee other than amendments required to comply with applicable legal requirements or accelerate the vesting of any stock options or other stock-based compensation;

(vii)solicit, encourage or authorize any individual, corporation, or other entity to solicit from any third party any inquiries or proposals relating to the disposition of its business or assets, or the acquisition of its voting securities, or the merger of it or its subsidiary with any corporation or other entity other than as provided by the Merger Agreement (and Sun Capital will promptly notify U. S. Bancorp of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters) or unless Sun Capital shall have determined based upon the written advice of counsel that fiduciary duties under applicable law require otherwise, participate in any negotiations concerning or otherwise facilitate any such transaction;

(viii) settle any claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

(ix)take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code;

(x)amend its certificate of incorporation or its bylaws;

(xi)other than in prior consultation with U. S. Bancorp, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(xii)take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger not being satisfied or in a violation of any provision of the Merger Agreement, except, in every case, as may be required by applicable law; or

(xiii) agree to, or make any commitment to, take any of the actions listed above.

Except as expressly contemplated by the Merger Agreement, U. S. Bancorp has agreed that without the prior written consent of Sun Capital it will not, and will not permit any of its subsidiaries to, among other things:

(i)reclassify any of its capital stock or make, declare, or pay any dividend or make any other distribution on, any shares of its capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock (except for regular quarterly cash dividends at a rate not in excess of such rate as U. S. Bancorp from time to time adopts as its regular quarterly dividend rate and except for dividends paid by any of its wholly owned subsidiaries or any of their wholly owned subsidiaries);

(ii)take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code;

(iii)take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger not being satisfied or in a violation of any provision of the Merger Agreement, except, in every case, as may be required by applicable law;

(iv)take any action that would adversely affect or delay its ability to obtain any necessary approvals of any regulatory agency or other governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under the Merger Agreement;

(v)amend its articles of incorporation except with respect to the establishment of one or more series of preferred stock;

(vi)impose any stock transfer instructions or restrictive legends, except in the case of shares received by persons who are "affiliates" (as that term is defined in the Securities Act of 1933) or Bancorp or Sun Capital; or

(vii)agree to, or make any commitment to, take any of the actions listed above.

Conditions to the Consummation of the Merger

Each party's obligation to effect the Merger is subject to the satisfaction or waiver, where permissible, of the following conditions at or prior to the Effective Time:

(i)the Merger Agreement and the transactions contemplated thereby shall have been approved by the requisite affirmative vote of the holders of SCB Common Stock entitled to vote thereon;

(ii)the shares of U. S. Bancorp Common Stock that are to be issued to Sun Capital stockholders upon consummation of the Merger shall have been authorized for listing on the NASDAQ National Market System;

(iii)all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement shall have been obtained without the imposition of any conditions that are, in U. S. Bancorp's reasonable judgment, unduly burdensome and shall remain in full force and effect and all statutory waiting periods with respect to such approvals shall have expired (the "Requisite Regulatory Approvals"), and all other material consents or approvals of any third party required in connection with the consummation of the Merger shall have been obtained;

(iv)no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement shall be in effect and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which prohibits, restricts or makes illegal consummation of the Merger;

(v)U. S. Bancorp shall have received an opinion of Deloitte & Touche LLP, on behalf of U. S. Bancorp, and Sun Capital shall have received an opinion of Simpson & Company, on behalf of Sun Capital in form and substance reasonably satisfactory to U. S. Bancorp and Sun Capital, each dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for Federal income tax purposes as part of one or more reorganizations within the meaning of Section 368 of the Code and that accordingly (A) no gain or loss will be recognized by U. S. Bancorp or by Sun Capital as a result of the Merger; (B) no gain or loss will be recognized by the stockholders of Sun Capital who exchange their SCB Common Stock for U. S. Bancorp Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in U. S. Bancorp Common Stock); and (C) the tax basis of the U. S. Bancorp Common Stock received by stockholders who exchange all of their SCB Common Stock solely for U. S. Bancorp Common Stock in the Merger will be the same as the tax basis of the SCB Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received) (see "MERGER - Certain Federal Income Tax Consequences");

(vi)the representations and warranties of the other party to the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time as though made at the Effective Time;

(vii)each party shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time; and

No assurance can be provided as to if or when the Requisite Regulatory Approvals necessary to consummate the Merger will be obtained or whether all of the other conditions precedent to the Merger will be satisfied or waived by the party permitted to do so. If the Merger is not effected on or before March 31, 1997, the Merger Agreement may be terminated by either U. S. Bancorp or Sun Capital, unless the failure to effect the Merger by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe covenants and agreements of such party set forth therein.

Regulatory Approvals Required for the Merger

U. S. Bancorp and Sun Capital have agreed to use their reasonable best efforts to obtain the Requisite Regulatory Approvals, which include approval from the Federal Reserve Board and the Utah bank regulatory authority. U. S. Bancorp filed an application for approval of the Merger with the Federal Reserve Board on October 16, 1996. The parties intend to file additional required information and applications for Requisite Regulatory Approvals in due course. The Merger cannot proceed in the absence of the Requisite Regulatory Approvals. There can be no assurance as to when or if such Requisite Regulatory Approvals will be obtained and, if obtained, there can be no assurance as to the absence of any conditions or requirements in such approvals or any litigation challenging such approvals.

U. S. Bancorp and Sun Capital are not aware of any other governmental approvals or actions that are required prior to the parties' consummation of the Merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought. There can be no assurance, however, that any such approvals or actions will be obtained.

Federal Reserve Board. The Merger is subject to approval by the Federal Reserve Board pursuant to Section 3 of the BHCA. Assuming Federal Reserve Board approval, the Merger may not be consummated until 30 days after such approval, during which time the Justice Department may challenge the Merger on antitrust grounds and seek the divestiture of certain assets and liabilities. With the approval of the Federal Reserve Board and the Justice Department, this waiting period may be reduced to not less than 15 days.

The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes which:

(i)would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States; or

(ii)may have the effect in any area of the United States of substantially lessening competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

In reviewing a transaction under the applicable statutes, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the communities to be served. As part of, or in addition to, consideration of the above factors, it is anticipated that the Federal Reserve Board will consider the regulatory status of U. S. Bancorp and Sun Capital, and the overall capital and safety and soundness standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and the regulations promulgated thereunder.

In addition, under the Community Reinvestment Act of 1977, as amended (the "CRA"), the Federal Reserve Board must take into account the record of performance of each of U. S. Bancorp and Sun Capital in meeting the credit needs of the entire community, including low and moderate income neighborhoods, served by each company. All of the banking subsidiaries of both U. S. Bancorp and Sun Capital have received a rating of either "satisfactory" or "outstanding" in their most recent CRA examinations by their respective supervising banking regulator.

The Federal Reserve Board will furnish notice and a copy of the application for approval of the Merger to other state and federal banking agencies. These agencies have 30 days to submit their views and recommendations to the Federal Reserve Board. The Federal Reserve Board is required to hold a public hearing in the event it receives a written recommendation of disapproval of the application from any of these agencies within such 30-day period.
Furthermore, the BHCA and Federal Reserve Board regulations require publication of notice of, and the opportunity for public comment on, the application submitted by U. S. Bancorp for approval of the Merger and authorize the Federal Reserve Board to hold a public hearing in connection therewith if the Federal Reserve Board determines that such a hearing would be appropriate. Any such hearing or comments provided by third parties could prolong the period during which the application is subject to review by the Federal Reserve Board.

U. S. Bancorp and Sun Capital do not expect that the Federal Reserve Board or the Justice Department will request that U. S. Bancorp or Sun Capital divest any operations in order to alleviate an adverse competitive effect. Under the Merger Agreement, however, U. S. Bancorp and Sun Capital are not obligated to consummate the Merger if any Requisite Regulatory Approval is subject to the imposition of any conditions that are unduly burdensome in U. S. Bancorp's reasonable judgment.

State Regulatory Requirements. The Merger is also subject to approval by the bank regulatory agency in the state of Utah. In addition, the Merger may be reviewed by the Utah state attorney general.

Certain Federal Income Tax Consequences

General. The following is a summary description of the material federal income tax consequences of the Merger. This summary is not a complete description of all of the consequences of the Merger and, in particular, may not address federal income tax considerations that may affect the treatment of a stockholder which, at the Effective Time, already owns some U. S. Bancorp capital stock, is not a U.S. person, is a tax-exempt entity or an individual who acquired SCB Common Stock pursuant to an employee stock option, or exercises some form of control over Sun Capital. In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable foreign, state or local laws. Consequently, each Sun Capital stockholder is advised to consult a tax adviser as to the specific tax consequences of the transaction to that stockholder. The following discussion is based on the Code as in effect on the date of this Proxy Statement/Prospectus, without consideration of the particular facts or circumstances of any holder of SCB Common Stock.

The Merger. No ruling from the IRS as to the tax consequences of the Merger has been or will be requested. As a condition to closing, U. S. Bancorp and Sun Capital will receive tax opinions from Deloitte & Touche LLP and Simpson & Company, respectively, that for federal income tax purposes:

(i)no gain or loss will be recognized by U. S. Bancorp or by Sun Capital as a result of the Merger;

(ii)no gain or loss will be recognized by stockholders upon their exchange of SCB Common Stock for U. S. Bancorp Common Stock (except with respect to Sun Capital stockholders who receive cash proceeds in lieu of a fractional share interest in U. S. Bancorp Common Stock); and

(iii)the tax basis of the U. S. Bancorp Common Stock received by a Sun Capital stockholder who exchanges his or her SCB Common Stock solely for U. S. Bancorp Common Stock will be the same as such stockholder's tax basis in the Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received);

Such opinions have been filed as exhibits to the Registration Statement. The opinions filed as exhibits to the Registration Statement are, and the opinions to be given as of the Effective Time will be, based on certain customary assumptions and representations set forth therein.

The opinions described herein are subject to a number of assumptions and qualifications that are critical to the opinions and are based on certain factual information, representations, and warranties. If such factual information or the representations, warranties, or assumptions are not true when made or subsequently change, the opinions may be inapplicable, and the Merger may be a taxable transaction to some or all of the participants.

An opinion does not provide the same degree of assurance with respect to the tax consequences of a transaction as would a ruling from the IRS. An opinion, unlike a ruling, does not have a binding effect on the IRS or the courts and only represents the opinion giver's legal judgment as to the tax consequences based on current provisions of the Code and Regulations and the judicial and administrative interpretations thereof. The Code and the Regulations and the interpretations thereof by the IRS and the courts are subject to change, which may adversely affect the tax treatment of the Merger and which may be given retroactive effect. The IRS may take a position contrary to the opinions described herein and, if the matter is litigated, a court may reach a decision contrary to the opinions.

Information Reporting and Backup Withholding. Payments in respect of SCB Common Stock may be subject to information reporting to the Internal Revenue Service and to a 31% backup withholding tax. Backup withholding will not apply, however, to a payment to a Sun Capital stockholder or other payee if such stockholder or payee completes and signs the substitute Form W-9 that will be included as part of the transmittal letter or otherwise proves to
U. S. Bancorp and the Exchange Agent that it is exempt from backup withholding.

Accounting Treatment

Upon consummation of the Merger, U. S. Bancorp will account for the acquisition of Sun Capital using the purchase method of accounting. Accordingly, the consideration to be paid in the Merger will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the Effective Time. Income (or loss) of Sun Capital prior to the Effective Time will not be included in income of the combined company.

Termination of the Merger Agreement

The Merger Agreement provides that the Merger may be terminated at any time prior to the Effective Time, whether before or after approval by the Sun Capital stockholders:

(i)by mutual consent of U. S. Bancorp and Sun Capital in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(ii)by the Board of Directors of either U. S. Bancorp or Sun Capital if any governmental entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and non-appealable or any governmental entity of competent jurisdiction shall have issued a final non-appealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement;

(iii)by the Board of Directors of either U. S. Bancorp or Sun Capital if the Merger shall not have been consummated on or before March 31, 1997, unless the failure of the Effective Time of the Merger to occur by such date shall be due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth therein;

(iv)by the Board of Directors of either U. S. Bancorp or Sun Capital (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained therein) if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in the Merger Agreement on the part of the other party, which breach is not cured within 45 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Effective Time; or

(v)by either U. S. Bancorp or Sun Capital if approval by the Sun Capital stockholders has not been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment or postponement thereof.

Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger and the transactions contemplated thereby will be paid by the party incurring such expenses.

Waiver and Amendment of the Merger Agreement

Waiver. At any time prior to the Effective Time, U. S. Bancorp and Sun Capital, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party;
(ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; or (iii) waive compliance by the other party with any of its agreements or conditions contained in the Merger Agreement. After approval of the Merger Agreement by the stockholders of Sun Capital, in the event the companies contemplate waiver of a provision of the Merger Agreement of the type which by law may not be made without approval of the stockholders of Sun Capital, Sun Capital will solicit proxies from such company's respective stockholders to obtain such approval. In the event that the companies contemplate a waiver which changes the form or reduces the amount of consideration that is to be received by Sun Capital stockholders in the Merger pursuant to the Merger Agreement, Sun Capital will resolicit proxies from its stockholders to obtain approval for such waiver.

Amendment. Subject to compliance with applicable law, the Merger Agreement may be amended by U. S. Bancorp and Sun Capital by action taken or authorized by their respective Boards of Directors at any time. After approval of the Merger Agreement by the Sun Capital stockholders, in the event the companies contemplate an amendment to a provision of the Merger Agreement of the type which by law may not be made without approval of the stockholders of Sun Capital, Sun Capital will solicit proxies from such company's respective stockholders to obtain such approval. In the event that the companies contemplate an amendment which changes the form or reduces the amount of consideration that is to be received by Sun Capital stockholders in the Merger pursuant to the Merger Agreement, Sun Capital will resolicit proxies from its stockholders to obtain approval for such amendment.

NASDAQ National Market System Trading

It is a condition to the consummation of the Merger that the shares of
U. S. Bancorp Common Stock issuable pursuant to the Merger be authorized for listing on the NASDAQ National Market System.

Expenses

The Merger Agreement provides that U. S. Bancorp and Sun Capital will each pay its own expenses in connection with the Merger and the transactions contemplated thereby.

Dividends

The Merger Agreement provides that U. S. Bancorp and Sun Capital will coordinate the declaration and payment of dividends in respect of
U. S. Bancorp Common Stock and SCB Common Stock so that holders thereof will not receive two dividends for a single quarter or fail to receive one dividend which they would otherwise receive in the absence of the Merger. Dividends on the U. S. Bancorp Preferred Stock will be payable in accordance with its terms. Sun Capital is permitted under the Merger Agreement to pay regular cash dividends in the 1996 calendar year consistent with past practices up to the lesser of (i) $.60 per share (which includes the $.20 per share dividend declared and paid in June 1996) and (ii) 17 percent of Sun Capital's net profits for the calendar year 1996.

Resales of U. S. Bancorp Common Stock Received in the Merger

The U. S. Bancorp Common Stock issued pursuant to the Merger will be freely transferable under the Securities Act, except for shares issued to any Sun Capital stockholder who may be deemed to be an affiliate of U. S. Bancorp for purposes of Rule 144 promulgated under the Securities Act ("Rule 144") or an affiliate of Sun Capital for purposes of Rule 145 promulgated under the Securities Act ("Rule 145") (each an "Affiliate"). Affiliates will include persons (generally executive officers, directors and ten percent stockholders) who control, are controlled by, or are under common control with
(i) U. S. Bancorp or Sun Capital at the time of the Special Meeting or
(ii) U. S. Bancorp at or after the Effective Time.  Each of Sun Capital and
U. S. Bancorp has agreed in the Merger Agreement to use its best efforts to cause each person who is an Affiliate of such party to deliver to the other party a written agreement intended to ensure compliance with the Securities Act.

Rules 144 and 145 will restrict the sale of U. S. Bancorp Common Stock received in the Merger by Affiliates and certain of their family members and related interests. Generally speaking, during the two years following the Effective Time, those persons who are Affiliates of Sun Capital at the time of the Special Meeting, provided they are not Affiliates of U. S. Bancorp at or following the Effective Time, may publicly resell any U. S. Bancorp Common Stock received by them in the Merger, subject to certain limitations as to, among other things, the amount of U. S. Bancorp Common Stock sold by them in any three-month period and as to the manner of sale. After the two-year period, such Affiliates may resell their shares without such restrictions so long as there is adequate current public information with respect to
U. S. Bancorp as required by Rule 144.  Persons who become Affiliates of
U. S. Bancorp prior to, at or after the Effective Time may publicly resell the
U. S. Bancorp Common Stock received by them in the Merger subject to similar limitations and subject to certain filing requirements specified in Rule 144.

The ability of Affiliates to resell shares of U. S. Bancorp Common Stock received in the Merger under Rule 144 or 145 as summarized herein generally will be subject to U. S. Bancorp's having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale. Affiliates also would be permitted to resell U. S. Bancorp Common Stock received in the Merger pursuant to an effective registration statement under the Securities Act or another available exemption from the Securities Act registration requirements. This Proxy Statement/Prospectus does not cover any resales of U. S. Bancorp Common Stock received by persons who may be deemed to be Affiliates of
U. S. Bancorp or Sun Capital in the Merger.

U. S. Bancorp Dividend Reinvestment and Stock Purchase Plan

U. S. Bancorp has a Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan provides, in substance, for those shareholders who elect to participate, that dividends on U. S. Bancorp Common Stock and optional cash payments of not less than $25 per payment, up to a maximum of $75,000 per calendar year, will be invested in shares of U. S. Bancorp Common Stock. The purchase price for U. S. Bancorp Common Stock purchased under the Plan is 100 percent of the market price. U. S. Bancorp may amend, suspend or terminate the Plan at any time. After the Effective Time, stockholders of Sun Capital who receive U. S. Bancorp Common Stock in the Merger will have the right to participate in the Plan.

Dissenter's Rights

      Dissenting holders of SCB Common Stock ("SCB Stockholders") who oppose the proposed Merger will have the right to receive payment for the value of their shares of SCB Common Stock held as set forth in part 13 of the Utah Law ("Part 13"), a copy of which is attached as Appendix 2. Any obligations that Sun Capital may have to Dissenting SCB Stockholders as set forth below will continue as obligations of U. S. Bancorp subsequent to the Merger. As used herein, a "Dissenting SCB Stockholder" means a record holder of the dissenting shares of SCB Common Stock and any appropriate transferee of record. The following summary is qualified in its entirety by the more detailed referenced provisions of the Utah Law that are attached; in the event of any inconsistency, such provisions of the Utah Law shall prevail.

      Under Part 13, a Dissenting SCB Stockholder wishing to assert dissenters' rights:

            (i) must cause Sun Capital to receive, before the vote of the SCB Stockholders in regard to the proposed Merger is taken at the SCB Stockholders' Meeting, written notice of such SCB
            Stockholder's intent to demand payment for shares of Sun Capital Stock held if the Merger is approved and effected; and

            (ii) may not vote any of the shares of SCB Common Stock held in favor of the Merger.

      In order for a Dissenting SCB Stockholder to be entitled to payment for shares of SCB Common Stock held, such SCB Stockholder must have been a stockholder of Sun Capital with respect to the shares of SCB Common Stock for which payment is demanded as of the date the Merger Agreement is approved by the SCB Stockholders at the SCB Stockholders' Meeting. A Dissenting SCB Stockholder who does not satisfy the above conditions is not entitled to demand payment for his or her shares of SCB Common Stock.

      If the Merger is approved by a majority of the shares of SCB Common Stock and any Dissenting SCB Stockholder has caused Sun Capital to receive the written notice indicated above and did not vote such stockholder's shares of Sun Capital Common Stock in favor of the Merger, Sun Capital shall provide written notice to all such Dissenting SCB Stockholders who satisfy the foregoing conditions who will be entitled to demand payment for their shares of Sun Capital Common Stock. Such written notice from Sun Capital shall be sent no later than ten (10) days after the Effective Time and shall:

            (i) state that the Merger was authorized and approved by holders of a majority of the outstanding shares of Sun Capital Common Stock and give notice of the Effective Time of the Merger;

            (ii) state the address at which Sun Capital will receive payment demands and the address at which certificates for shares of Sun Capital Common Stock must be deposited;

            (iii) supply a form for Dissenting SCB Stockholders to demand payment, which form requests a Dissenting SCB Stockholder to state an address to which payment is to be made;

            (iv) set a date by which Sun Capital must receive the payment demand and by which certificates for dissenting shares must be deposited at the address indicated in the notice, which date may not be fewer than 30 nor more than 70 days after the date the dissenters' notice is given; and

            (v)   be accompanied by a copy of Part 13.

      A Dissenting SCB Stockholder who is given the dissenters' notice described above and wishes to assert dissenters' rights must, in accordance with the terms of the dissenters' notice, cause Sun Capital to receive a payment demand in the same form referred to above or in another writing and must timely deposit certificates for dissenting shares of Sun Capital Stock as provided above. A Dissenting SCB Stockholder who demands payment in accordance with this paragraph retains all rights as a stockholder of Sun Capital except the right to transfer the shares until the Effective Time and thereafter has only the right to receive payments for such shares. A Dissenting SCB Stockholder who does not meet the provisions of this paragraph is not entitled to payment for shares pursuant to the dissenters' rights described herein.

      Upon compliance by the Dissenting SCB Stockholder with all the requirements described above and in Part 13, Sun Capital shall pay the amount Sun Capital estimates to be the fair value of the Dissenting SCB Stockholder's shares of Sun Capital Stock, except for any shares acquired by any Dissenting SCB Stockholder after the date of the notice of the Special Meeting to which special provisions not summarized here apply, accompanied by Sun Capital's balance sheet as of the end of the most recent fiscal year; an income statement for that year; statements of changes in stockholders' equity and cash flows for that year; and the latest available interim financial statements, if any. Such financial statements need not be audited. Payment shall also be accompanied by a statement of Sun Capital's estimate of the fair value of the dissenting shares of Sun Capital Stock and the amount of interest payable with respect to such shares, a statement of a dissatisfied dissenters; right to demand payment, as discussed below, and a copy of Part 13.

      If the Merger Agreement is not effected within 60 days after the date set by Sun Capital as the date by which Sun Capital must receive payment demands, then Sun Capital shall send a new dissenters' notice and the provisions of Part 13 shall again be applicable.

      A Dissenting SCB Stockholder may notify Sun Capital of such stockholder's estimate of the value of the shares of Sun Capital Stock held and demand that Sun Capital pay such amount if: (i) the dissenter believes that the amount paid by Sun Capital is less than the fair value of the shares,
(ii) if Sun Capital fails to make payment within 60 days after the date set by it as the date by which it must receive the payment demand, or (iii) if Sun Capital, having not effected the Merger Agreement, fails to return timely the Dissenting SCB Stockholder's shares of Sun Capital Common Stock. A dissenter waives the right to demand payment according to this paragraph unless such Dissenting SCB Stockholder causes Sun Capital to receive notice of his or her estimate within 30 days after Sun Capital has made payment for the shares of Sun Capital Common Stock.

      If a demand for payment by the dissenter remains unresolved, Sun Capital shall commence a proceeding in the Fifth District Court of Washington County, Utah within 60 days after receiving the payment demand from the dissenter and petition the court to determine the fair value of the shares. If Sun Capital fails to commence such proceeding within such 60 days, it shall pay to each dissenter whose demand remains unresolved the amount demanded. Each such Dissenting SCB Stockholder is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by Sun Capital or the amount Sun Capital elected to withhold payment under special provisions applicable to shares acquired after the date of the notice of the SCB Stockholders Meeting of SCB's Stockholders. The court is required to assess court costs, counsel fees, and appraisal costs against Sun Capital, unless the court determines that the Dissenting SCB Stockholder acted arbitrarily, vexatiously, or not in good faith.

BOARD OF DIRECTORS, MANAGEMENT AND BUSINESS OPERATIONS
OF U. S. BANCORP FOLLOWING THE MERGER

Board of Directors and Management

As the surviving corporation in the Merger, U. S. Bancorp will continue to be managed by its Board of Directors and executive officers following the Effective Time. The Merger Agreement provides that the board of directors of the surviving corporation will consist of the members of the U. S. Bancorp Board of Directors immediately prior to the Merger. Directors of U. S. Bancorp at the Effective Time will serve until the U. S. Bancorp annual shareholders meeting in 1997 and until their successors are duly elected and qualified.
U. S. Bancorp has no present intention to appoint any of the Sun Capital directors to the U. S. Bancorp Board of Directors.

Business Operations

Following the Merger, U. S. Bancorp intends to combine the operations of and, subject to required regulatory approvals, to merge the subsidiary bank of Sun Capital into one of U. S. Bancorp's banking subsidiaries. As of the date of this Proxy Statement/Prospectus, no final determination with respect to such matters had been made. Enhanced revenues are also expected to be realized through the marketing of U. S. Bancorp's broader array of products and services not presently available to Sun Capital's customers, such as corporate and private banking, cash management services, trust services, insurance products and debit cards, as well as through bringing in-house certain products and services currently outsourced by Sun Capital. Conversion of Sun Capital's bank operations is currently expected to occur in the first half of 1997.

                  INTERESTS OF CERTAIN PERSONS IN THE MERGER

Certain members of the Sun Capital Board and management may be deemed to have certain interests in the Merger that are in addition to their interests generally as Sun Capital stockholders. The Sun Capital Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Approval and adoption of the Merger Agreement by the Sun Capital stockholders will also constitute approval or ratification of the following benefits to be received by Sun Capital directors, executive officers and other employees.

      Certain executive officers of Sun Capital entered into employee retention agreements with U. S. Bancorp, pursuant to which each such officer agreed to be employed by U. S. Bancorp (or one of its subsidiaries) at a specified base salary and U. S. Bancorp agreed to permit such officers to participate in U. S. Bancorp's 1993 stock incentive plan. The executive officers, their base salaries, and the number of shares of U. S. Bancorp common stock in which the officers are granted an option are: John Allen ($115,000, 5,000); Leland Fife ($64,000,2,500); Kenneth Schone ($61,000,
2,500); Steve Isom ($42,000, 1000); Allison McCoy ($53,500, 2,500); and Kevin
Bales ($48,500, 1,000).

                      COMPARISON OF SHAREHOLDERS' RIGHTS

U. S. Bancorp and Sun Capital are incorporated in Oregon and Utah, respectively. Stockholders of Sun Capital, whose rights as stockholders are currently governed by the Utah Revised Business Corporation Act (the "UBCA"), Sun Capital's Articles of Incorporation (the "SCB Articles") and Sun Capital's bylaws (the "SCB Bylaws") will, upon consummation of the Merger, automatically become shareholders of U. S. Bancorp, and their rights will be governed by the Oregon Business Corporation Act (the "OBCA"), U. S. Bancorp's Restated Articles of Incorporation, as amended (the "U. S. Bancorp Articles") and
U. S. Bancorp's bylaws (the "U. S. Bancorp Bylaws"). The following is a discussion of only those material similarities and differences between the rights of U. S. Bancorp shareholders under the U. S. Bancorp Articles and
U. S. Bancorp Bylaws and the OBCA on the one hand and SCB stockholders under the SCB Articles and SCB Bylaws and the UBCA on the other hand. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the governing law and the U. S. Bancorp Articles, the SCB Articles, the U. S. Bancorp Bylaws, and the SCB Bylaws.

Corporate Charter and Bylaw Amendments

Both the OBCA and the UBCA generally provide that in order for an amendment to a corporate charter to be adopted, the board of directors of the corporation must adopt a resolution setting forth the proposed amendment and directing that it be submitted to a vote at a meeting of shareholders. Under the OBCA, in order for an amendment to a corporation's articles of incorporation to be adopted, the amendment must be approved by a majority of the votes entitled to be cast on the amendment by any voting group as to which the amendment would create dissenters' rights and by every other voting group entitled to vote on the amendment.

Under the UBCA, a board of directors may adopt specified ministerial amendments without shareholder approval. Other amendments may be proposed to the shareholders and must be approved by a majority of votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenter's rights. Approval is also conditional on receiving the majority of votes entitled to be cast on the amendment by each voting group whose rights would be adversely affected by the amendment. Any amendment which would impact personal liability of shareholders must be approved by all of the shares affected.

Under the OBCA, a corporation's board of directors may amend or repeal the corporation's bylaws unless the corporation's articles of incorporation or the OBCA reserves the power to amend the bylaws exclusively to the shareholders in whole or in part or the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that bylaw. The U. S. Bancorp Bylaws provide that they may be changed or amended by a vote of a majority of the whole number of directors of
U. S. Bancorp.

The SCB Bylaws provide that the board of directors and shareholders may adopt, amend, or repeal bylaws.

Special Meetings of Shareholders

The OBCA and the UBCA provide that a special meeting of shareholders may be called by the board of directors or the holders of 10% or more of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, or by such persons as are specified in the articles of incorporation or bylaws. The U. S. Bancorp Bylaws permit special meetings of shareholders to be called by the U. S. Bancorp Board of Directors, the chief executive officer, any vice chairman or the president. The SCB Bylaws permit special meetings of shareholders to be called by the president or by the SCB Board of Directors and require a special meeting to be called by the president if requested by holders of 10 percent or more of all outstanding votes to be cast on any issue at the meeting.

Capital Stock

The authorized capital stock of U. S. Bancorp consists of 50,000,000 shares of preferred stock, without par value, and 250,000,000 shares of U. S. Bancorp Common Stock. The Board of Directors of U. S. Bancorp is authorized, without shareholder action, to issue preferred stock in one or more series and to fix and determine all preferences, limitations, and relative rights of the shares of preferred stock or of any series thereof prior to the issuance of said shares, provided that the Board of Directors may not fix the voting rights of any shares of preferred stock such that the holders would be entitled to more than one vote for each share held on any matter submitted to the shareholders (except that the Board of Directors may otherwise provide in the event of an arrearage in the payment of dividends on any shares of preferred stock).

The only outstanding preferred stock of U. S. Bancorp is the series designated 8 1/8% cumulative preferred stock, Series A (the "Series A Preferred Stock") consisting of 6,000,000 shares issued on July 23, 1992. Unless full dividends on the Series A Preferred Stock (including accumulated dividends) have been paid or declared and set aside for payment, no dividends (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, U. S. Bancorp Common Stock) may be declared or paid or set aside for payment or any other distribution declared or made upon the U. S. Bancorp Common Stock. No U. S. Bancorp Common Stock may be redeemed, purchased or otherwise acquired for any consideration by
U. S. Bancorp unless full dividends on the Series A Preferred Stock shall have been paid or declared and set aside for payment. In the event of any voluntary or involuntary liquidation, dissolution or winding up of U. S. Bancorp, the holders of shares of Series A Preferred Stock will be entitled to receive out of the assets of U. S. Bancorp available for distribution to shareholders, before any distribution of assets is made to the holders of U. S. Bancorp Common Stock, a liquidating distribution of $25 per share plus accrued and unpaid dividends. After payment of the full amount of the liquidating distribution plus accrued and unpaid dividends, the holders of Series A Preferred Stock will have no right to any of the remaining assets of
U. S. Bancorp. The holders of Series A Preferred Stock are not entitled to vote except under certain circumstances or as expressly required by the OBCA. If at any time the equivalent of six quarterly dividends, whether or not consecutive, payable on the Series A Preferred Stock are unpaid or not declared and set aside for payment, the number of directors of U. S. Bancorp will be increased by two, and the holders of the Series A Preferred Stock outstanding at the time will have the right to elect two directors to serve until all arrearages of dividends have been paid or declared and set aside for payment. Any director so elected may be removed by, and shall not be removed except by, the vote of the holders of shares of the Series A Preferred Stock outstanding at the time. When holders of the Series A Preferred Stock are entitled to vote, each holder is entitled to one vote per share.

The authorized capital stock of Sun Capital consists of 10,000,000 shares, $1.00 par value, of SCB Common Stock. The Board of Directors of Sun Capital is expressly authorized to designate preferences, limitations, and relative rights of any class of shares before the issuance of any shares of that class; create one or more shares with any class of shares, fix the number of shares of each such series and designate the limitations, preferences, and relative rights of the series, all before the issuance of any shares of that series; alter or revoke the preferences, limitations, and relative rights granted to or imposed upon any wholly unissued class of shares or any wholly unissued series of any class of shares; or increase or decrease the number of shares constituting any series, the number of shares of which was originally fixed by the board of directors, either before or after the issuance of shares of the series; provided that, the number may not be decreased below the number of shares of the series then outstanding or increased above the total number of authorized shares of the applicable class of shares available for designation as a part of the series. Shares of any class of stock may be issued from time to time as may from time to time be determined by the Board of Directors of Sun Capital.

Dissenters' and Appraisal Rights

Under the Oregon Business Corporation Act (the"OBCA"), a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate acts:

(i)consummation of a plan of merger to which the corporation is a party if shareholder approval is required and the shareholder is entitled to vote on the merger, or if the corporation is a subsidiary that is merged with its parent under applicable Oregon law providing for the merger of a 90% owned subsidiary into its parent without shareholder approval;

(ii)consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(iii)consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange;

(iv)an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (A) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities or (B) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under the OBCA; or

(v)any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

Unless the articles of incorporation provide otherwise, dissenters' rights do not apply to the holders of shares of any class or series if the shares of the class or series were registered on a national securities exchange or quoted on the NASDAQ National Market System on the record date for the meeting of shareholders at which the corporate action giving rise to dissenters' rights is to be approved or on the date a copy or summary of the plan of merger is mailed to shareholders pursuant to the procedures for short-form mergers of subsidiaries.

For a discussion of the dissenter's rights of SCB stockholders, see "THE MERGER - Dissenters' Rights."

Provisions Relating to Directors

Under both the OBCA and the UBCA, a corporation must have a board of directors consisting of at least one director. The U. S. Bancorp Bylaws provide that the
U. S. Bancorp Board of Directors shall consist of not less than five nor more than twenty-five persons, the exact number to be fixed as determined from time to time by a majority of the full board, and provided that a majority of the full board may not increase the number of directors to a number that exceeds by more than four the number of directors last elected by shareholders. The number of directors of U. S. Bancorp is currently fixed at 12.

The U. S. Bancorp Bylaws provide that vacancies in the U. S. Bancorp Board of Directors may be filled in accordance with Oregon law, which allows vacancies to be filled by the shareholders or the board of directors then in office.

The U. S. Bancorp Bylaws provide that nominations of persons for election to the U. S. Bancorp Board of Directors may be made by the Board of Directors, or by any holder of U. S. Bancorp securities entitled to vote thereon. Nominations, other than those made by or on behalf of the U. S. Bancorp Board of Directors, must be made in writing and delivered or mailed to the chairman of the board not less than 25 nor more than 60 days prior to the shareholders meeting at which the directors are to be elected. If less than 30 days' notice of the meeting is given to shareholders, the nominations must be mailed or delivered to the chairman of the board not later than the close of business on the fifth day following the day on which the notice of meeting is given to shareholders.

Under the UBCA, a board must consist of at least three individuals. The SCB Bylaws provide that the Sun Capital Board of Directors shall consist of not less than three directors, the exact number to be fixed by the shareholders or the directors. The SCB Bylaws provide that vacancies of the Board of Directors may be filled by the shareholders, except during such time that the shareholders fail or are unable to fill such vacancies, which may then be filled by the directors.

Under the OBCA, a director may be removed with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The U. S. Bancorp Articles do not provide that the directors may be removed only for cause. If a director is selected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director. If cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director's removal. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director. A director may be removed by the shareholders only at a meeting called for the purpose of removing the director and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director.

Under the UBCA, any director or the entire board of directors of a corporation may be removed, with or without cause unless the articles of incorporation provide that directors may only be removed for cause.

Certain Antitakeover Provisions

U. S. Bancorp is subject to the Oregon Control Share Act, which provides that a person (the "Oregon Acquiror") who acquires voting stock of a public Oregon corporation (the "Oregon Acquired Corporation") in a transaction that results in such Oregon Acquiror holding more than 20%, 33%, or 50% of the total voting power of the Oregon Acquired Corporation (an "Oregon Control Share Acquisition") may not vote the shares it acquires in the Oregon Control Share Acquisition ("Oregon Control Shares") unless voting rights are accorded to such Oregon Control Shares by (i) a majority of each voting group entitled to vote and (ii) the holders of a majority of the outstanding voting shares, excluding the Oregon Control Shares held by the Oregon Acquiror and all shares held by officers and employee directors. The term "Oregon Acquiror" includes persons acting as a group.

The Oregon Acquiror may, but is not required to, submit to the Oregon Acquired Corporation an "Acquiring Person Statement" setting forth certain information about itself and its plans with respect to the Oregon Acquired Corporation. The statement may also request that the Oregon Acquired Corporation call a special meeting of shareholders to determine whether voting rights will be restored to the Oregon Control Shares. If the Oregon Acquiror does not request a special shareholders meeting, the issue of voting rights of Oregon Control Shares will be considered at the next annual or special meeting of the Oregon Acquired Corporation's shareholders. If the Oregon Acquiror's Oregon Control Shares are accorded voting rights and represent a majority or more of all voting power, the Oregon Acquired Corporation's shareholders who do not vote in favor of voting rights for the Oregon Control Shares will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Oregon Acquiror for the Oregon Control Shares.

U. S. Bancorp is also subject to certain provisions of the Oregon Business Corporation Act that govern "business combinations" between corporations and "interested shareholders." The term "business combination" is defined generally to include mergers or consolidations between an Oregon corporation and an "interested shareholder," transactions with an interested shareholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions that increase an interested shareholder's percentage ownership of stock. The term "interested shareholder" is defined generally as any shareholder who becomes a beneficial owner of 15% or more of the corporation's voting stock. Business combinations between corporations and interested shareholders are prohibited for a three-year period following the date that such shareholder became an interested shareholder, unless (i) the corporation has elected in its articles of incorporation not to be governed by the Oregon business combination law (U. S. Bancorp has not made such an election), (ii) prior to the transaction, the corporation's board of directors approves either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (iii) upon consummation of the transaction that made it an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan), or (iv) the business combination was approved by the corporation's board of directors and ratified by at least 66 2/3% of the voting stock not owned by the interested shareholder.

A corporation may provide in its articles of incorporation and bylaws that the statutory provisions described above do not apply to its shares. U. S. Bancorp has not elected to "opt out" of such provisions. Therefore, the statutory provisions described above will apply to acquisitions of shares of
U. S. Bancorp's voting stock. The effect of these statutes may be to discourage unfriendly attempts to acquire control of U. S. Bancorp.

Under Article IX of the U. S. Bancorp Articles, any business combination (defined to include various significant corporate actions such as a merger, consolidation, or sale or other transfer of a substantial portion of U. S. Bancorp's assets) involving U. S. Bancorp and a person ("Related Person") which, together with its affiliates, is the beneficial owner of 20% or more of
U. S. Bancorp's capital stock entitled to vote generally in the election of directors, must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding U. S. Bancorp Common Stock excluding shares beneficially owned by the Related Person and its affiliates unless (i) the business combination is a merger, consolidation or exchange of shares providing for the conversion of U. S. Bancorp Common Stock into cash or other property having a fair value per share not less than the highest consideration paid by the Related Person and its affiliates for any of their shares of
U. S. Bancorp Common Stock, (ii) the Related Person acquired all its shares of
U. S. Bancorp Common Stock by means of a cash tender offer in which it offered to purchase any and all shares tendered at the same price, or (iii) the business combination is approved by the U. S. Bancorp Board of Directors (A) before such person became a Related Person or (B) when continuing directors of
U. S. Bancorp (defined as a director who was a member of the U. S. Bancorp Board of Directors immediately prior to the time the Related Person became a Related Person and who is not affiliated with the Related Person) constituted a majority of the Board of Directors and at least two-thirds of the continuing directors voted to approve the business combination. Approval by the holders of not less than two-thirds of the outstanding U. S. Bancorp Common Stock excluding shares beneficially owned by a Related Person is required to amend or repeal Article IX.

Sun Capital is subject to the Control Shares Acquisitions Act, which gives Utah public corporations similar rights as those under the Oregon Control Share Act. The Utah Control Shares Acquisition Act permits a corporation to "opt-out" of the provisions of the Act. Sun Capital, pursuant to ARTICLE IV of the SCB Articles, has opted out of the provisions of the Utah Control Shares Acquisitions Act.

                                    EXPERTS

The consolidated financial statements of U. S. Bancorp and subsidiaries, as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, incorporated in this Proxy Statement/Prospectus by reference from U. S. Bancorp's 1995 Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. The consolidated financial statements give retroactive effect to the 1995 merger of U. S. Bancorp and subsidiaries and West One Bancorp and subsidiaries, which has been accounted for as a pooling-of-interests. The consolidated balance sheet of West One Bancorp and subsidiaries as of December 31, 1994 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1994 (not presented separately in U. S. Bancorp's 1995 Annual Report on Form 10-K) were audited by Coopers & Lybrand L.L.P., independent auditors, as stated in its report, which is incorporated herein by reference from U. S. Bancorp's 1995 Annual Report on Form 10-K. Such consolidated financial statements of U. S. Bancorp and subsidiaries are incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

The consolidated balance sheets of Sun Capital Bancorp and its subsidiary as of December 31, 1995 and 1994, and related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, included herein, were audited by Simpson & Company, independent auditors, as stated in its report, set forth herein. Such financial statements of Sun Capital and its subsidiary are included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent accountants.

                                LEGAL OPINIONS

The legality of the shares of U. S. Bancorp Common Stock to be issued to the holders of SCB Common Stock pursuant to the Merger and certain other legal matters in connection with the Merger will be passed upon by Miller, Nash, Wiener, Hager & Carlsen, Portland, Oregon. John J. DeMott, a partner of Miller, Nash, Wiener, Hager & Carlsen, is secretary of U. S. Bancorp and beneficially owns 200 shares of U. S. Bancorp Common Stock.

    CONSOLIDATED FINANCIAL STATEMENTS OF SUN CAPITAL BANCORP AND SUBSIDIARY
                  TOGETHER WITH INDEPENDENT AUDITORS' REPORT

                         INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Sun Capital Bancorp and Subsidiary
St. George, Utah

We have audited the consolidated balance sheets of Sun Capital Bancorp and subsidiary as of December 31, 1995 and 1994, and related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Capital Bancorp and subsidiary as of December 31, 1995 and 1994, and the results of their operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                Simpson & Company


Salt Lake City, Utah
January 19, 1996

                      SUN CAPITAL BANCORP AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except share amounts)

                                    ASSETS

                                                       December 31,      September 30,
                                                    1994         1995        1996
                                                                          (unaudited)
                                                 ------------------------------------
ASSETS
Cash and due from banks (Note 1)                   $  2,375    $  2,027    $  7,402
Investments (Notes 1 and 2)
  Securities available for sale, at fair value          580       7,127       6,085
  Securities held to maturity, at cost               12,058       2,619       1,881
Loans, less allowance for loan losses of
     $498 in 1994 and $537 in 1995
     (Notes 1, 3 and 4)                              36,797      47,209      55,786
Bank premises and equipment (Notes 1 and 5)           1,271       2,033       2,461
Accrued interest receivable                             471         601         590
Real estate acquired in settlement of loans
     (Note 1)                                            70          70          59
Other assets                                            381         403         487
                                                   --------    --------    --------
     TOTAL ASSETS                                  $ 54,003    $ 62,089    $ 74,751
                                                   ========    ========    ========

                         LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Deposits (Note 7)
  Noninterest-bearing                              $ 14,108    $ 14,656    $ 18,023
  Interest-bearing                                   30,206      40,242      49,257
                                                   --------    --------    --------
         Total deposits                              44,314      54,898      67,280

Federal funds purchased                               1,200       1,000         -
Securities sold under repurchase agreement
     (Note 2)                                         3,500          -          -
Accrued interest payable                                 85         164         209
Other liabilities                                       199         164         318
                                                   --------    --------    --------
     Total Liabilities                               49,298      56,226      67,807
                                                   --------    --------    --------
Commitments (Note 6)

STOCKHOLDERS' EQUITY (Note 9)
Common stock: $1 par value; authorized
  800,000 shares, issued and outstanding
  421,721 shares in 1995 and 1994                       422         422         422
Capital surplus                                       1,592       1,592       1,592
Unrealized gain (loss) on securities available
  for sale, net of tax                                  (16)        (30)        (27)
Retained earnings                                     2,707       3,879       4,957
                                                   --------    --------    --------
     Total Stockholders' Equity                       4,705       5,863       6,944
                                                   --------    --------    --------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $ 54,003    $ 62,089    $ 74,751
                                                   ========    ========    ========
 The accompanying notes are an integral part of these financial statements.

                      SUN CAPITAL BANCORP AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
                   (In thousands, except per share amounts)
                                                                   Nine months ended
                                          Years Ended December 31,    September 30,
                                              1994       1995        1995       1996
                                                                       (Unaudited)
                                          ----------------------- --------------------
INTEREST INCOME
  Interest and fees on loans               $  3,744   $  5,203    $  3,675   $  4,426
  Interest on investment securities
    Taxable                                     607        589         442        270
    Exempt from federal income tax              187        130         110         82
  Interest on federal funds sold                 52         49          29         34
                                           --------   --------    --------   --------
                                              4,590      5,971       4,256      4,812
                                           --------   --------    --------   --------
INTEREST EXPENSE
  Interest on deposits                        1,015      1,892       1,385      1,573
  Interest on federal funds purchased            67         96          96         61
                                           --------   --------    --------   --------
                                              1,082      1,988       1,481      1,634
                                           --------   --------    --------   --------
    Net interest income                       3,508      3,983       2,775      3,178

PROVISION FOR LOAN LOSSES (Note 4)               20        100          60         75
                                           --------   --------    --------   --------
    Net interest income after
      provision for loan losses               3,488      3,883       2,715      3,103
                                           --------   --------    --------   --------
OTHER INCOME
  Service charges on deposit accounts           293        355         233        233
  Mortgage loan origination and servicing
       fees                                     386        396         240        307
  Other income                                  126        188         293        392
  Gain (loss) on sale of securities              (8)        -           -          -
                                           --------   --------    --------   --------
                                                797        939         766        932
                                           --------   --------    --------   --------

OTHER EXPENSES
  Salaries and employee benefits              1,487      1,590       1,042      1,198
  Occupancy expenses, net                       427        409         272        341
  Other operating expenses                      704        709         654        651
                                           --------   --------    --------   --------
                                              2,618      2,708       1,968      2,190
                                           --------   --------    --------   --------
    Net income before income taxes            1,667      2,114       1,513      1,845

PROVISION FOR INCOME TAXES (Note 8)             547        751         535        683
                                           --------   --------    --------   --------

     Net income                            $  1,120   $  1,363    $    978   $  1,162
                                           ========   ========    ========   ========
EARNINGS PER SHARE, based on 421,721
  shares outstanding                        $ 2.66     $ 3.23      $ 2.32     $ 2.76
                                            ======     ======      ======     ======

The accompanying notes are an integral part of these financial statements.

                          SUN CAPITAL BANCORP AND SUBSIDIARY

                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands, except share amounts)

                                                                   Nine months ended
                                          Years Ended December 31,    September 30,
                                               1994    1995          1995       1996
                                                                       (Unaudited)
                                          -----------------------  --------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Interest received                        $   4,552  $   5,904   $   4,205  $  4,823
  Fees and other income received                 819        913         767       920
  Interest paid                               (1,043)    (1,910)     (1,409)   (1,588)
  Cash paid to suppliers and employees        (2,374)    (2,506)     (1,687)   (1,856)
  Income taxes paid                             (523)      (810)       (518)     (625)
                                           ---------  ---------   ---------  --------
      Net cash provided by operating
       activities                              1,430      1,591       1,358     1,674
                                           ---------  ---------   ---------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Redemption of matured securities             2,508      2,813       2,336     1,711
  Purchases of securities held to
     maturity                                   (500)        -           -         -
  Net increase in loans                      (10,240)   (10,612)     (5,322)   (8,652)
  Recovery of loans previously written
       off                                        25         16          -         -
  Purchase of bank premises and equipment       (807)      (968)       (514)     (598)
  Proceeds from sales of real estate
    acquired in settlement of loans               92         79          -         93
  Proceeds from sale of fixed assets               5         13          -         -
  (Increase) decrease in other assets           (100)        18          (3)     (121)
                                           ---------  ---------   ---------  --------
    Net cash used in investing
       activities                             (9,017)    (8,641)     (3,503)   (7,567)
                                           ---------  ---------   ---------  --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits                     5,001     10,584       9,147    12,381
  Increase (decrease) in other borrowed
    funds                                      3,300     (3,700)     (4,700)   (1,000)
  Increase (decrease) in other
    liabilities                                   2           9           6       (29)
  Dividends paid                                (278)      (191)        (84)      (84)
                                           ---------  ---------   ---------  --------
    Net cash provided by financing
       activities                              8,025      6,702       4,369     11,268
                                           ---------  ---------   ---------  ---------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                    438       (348)      2,224      5,375

CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD                                       1,937      2,375       2,375      2,027
                                           ---------  ---------   ---------  ---------

CASH AND CASH EQUIVALENTS, END OF
  PERIOD                                   $   2,375  $   2,027   $   4,599  $   7,402
                                           =========  =========   =========  =========

The accompanying notes are an integral part of these financial statements.

                          SUN CAPITAL BANCORP AND SUBSIDIARY

                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands, except share amounts)

                                      (Continued)

         RECONCILIATION OF NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES

                                                                   Nine months ended
                                          Years Ended December 31,    September 30,
                                               1994       1995        1995     1996
                                                                       (Unaudited)
                                          ------------------------ -------------------

NET INCOME                                 $   1,120  $   1,363   $      978 $  1,162

ADJUSTMENTS TO RECONCILE NET INCOME
  TO NET CASH PROVIDED BY OPERATING
  ACTIVITIES
  Depreciation                                   190        197          139      149
  Provision for loan losses                       20        100           60       75
  Loss on sale of securities                       8          -            -        -
  (Gain) loss on sale of fixed assets              -         (4)           -       21
  (Gain) loss on sale of real estate
    acquired  in settlement of loans               -          5            -      (82)
  (Increase) decrease in deferred tax
    asset                                         (4)        12           (5)     (55)
  Increase (decrease) in interest
    receivable                                  (111)      (130)         (53)       11
  Increase in interest payable                    39         78           72       46
  (Increase) decrease in prepaid taxes             -        (43)           -        -
  Increase (decrease) in taxes payable            28        (28)          22      113
  Amortization of securities premiums             72         64           48       74
  Increase in accrued expenses                    53         13           96      111
  (Increase) decrease in prepaid expenses          2         (9)           1       49
  Increase (decrease) in deferred fee
    income                                        13        (19)           -        -
  Federal Home Loan Bank stock dividend            -         (8)           -        -
                                           ---------  ---------   ----------  -------

       Total adjustments                         310        228          380      512
                                           ---------  ---------   ----------  -------

  NET CASH PROVIDED BY OPERATING
    ACTIVITIES                             $   1,430  $   1,591   $    1,358 $  1,674
                                           =========  =========   ========== ========







The accompanying notes are an integral part of these financial statements.

                          SUN CAPITAL BANCORP AND SUBSIDIARY

              CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                         (In thousands, except share amounts)

                                                               Unrealized
                                                              Appreciation
                                   Common       Capital        (Loss) On     Retained
                                    Stock       Surplus        Securities    Earnings
                                 ---------    ---------      ------------  -----------
BALANCE, December 31, 1993        $    422     $   1,592      $    15       $  1,763

  Cash dividends, $.42 per share         -             -            -           (176)

  Net change in unrealized
    appreciation (loss) on
    securities held for sale, net
    of tax (Note 2)                      -            -            (31)           -

  Net income                             -             -             -         1,120
                                  --------     ---------      --------      --------
BALANCE, December 31, 1994             422         1,592           (16)        2,707

  Cash dividends, $.45 per share         -             -             -          (191)

  Net change in unrealized
    appreciation (loss) on
    securities held for sale, net
    of tax (Note 2)                     -             -            (14)            -

  Net income                            -             -             -           1,363
                                  --------     ---------      --------      ---------
BALANCE, December 31, 1995             422         1,592           (30)         3,879

  Cash dividends, $.20 per share
                                                              (Unaudited)          -
    -         -                         (84)

  Net change in unrealized
    appreciation (loss) on
    securities held for sale, net
    of tax (Unaudited)                   -             -             3              -

  Net income (Unaudited)                 -             -             -          1,162
                                  --------     ---------      --------      ---------

BALANCE, September 30, 1996
  (Unaudited)                     $    422     $   1,592      $    (27)     $   4,957
                                  ========     =========      ========      =========








The accompanying notes are an integral part of these financial statements.

                      SUN CAPITAL BANCORP AND SUBSIDIARY
                         NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Principles of Consolidation

   The consolidated December 31, 1995 and 1994 financial statements include the accounts of Sun Capital Bancorp (the "Company") and the accounts of its wholly-owned subsidiary, Sun Capital Bank (the "Bank"). The financial statements presented reflect the results of operations as if they had been combined since inception similar to a pooling of interest. All material intercompany balances and transactions have been eliminated in consolidation.

   Basis of Financial Statement Presentation

   The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and with general practice within the banking industry. In preparing such financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

   Unaudited Financial Information

   Information as of September 30, 1996, and for the nine month periods ended September 30, 1996 and 1995 is unaudited. In the opinion of management the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring items) necessary to present fairly the consolidated financial position of the Company as of September 30, 1996 and the consolidated results of operations and cash flows for the nine months ended September 30, 1995 and 1996. The results of operations for the unaudited periods presented are not necessarily indicative of the results to be expected for the full year.

   Investment Securities

   Investment securities are classified as either available for sale or held to maturity. Those securities available for sale are stated at fair market value while those held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount.

   Unrealized gains or losses pertaining to securities available for sale are recorded in the stockholder's equity section on the balance sheet net of deferred income taxes. Actual gains or losses realized on the sale of securities are determined using the specific-identification method and recorded in the statement of income.

   Loans and Allowance for Loan Losses

   Loans are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest on loans is generally calculated by using the simple interest method on daily balances of the principal amount outstanding.
   The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Accrual of interest is discontinued on a loan that is over 90 days past due unless the loan is well secured and in the process of collection.

   Bank Premises and Equipment

   Premises and equipment are stated at cost less accumulated depreciation. Depreciation included in the operating expenses is computed on the straight-line and declining-balance methods over the estimated useful lives of the related assets.

   Cash and Cash Equivalents

   For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold for one to three-day periods.

   Off-Balance-Sheet Financial Instruments

   In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the balance sheets.

   Real Estate Acquired in Settlement of Loans

   Real estate acquired by foreclosure is carried at the lower of the recorded investment in the property or its fair value. At foreclosure, the value of the underlying loan is written down to the fair market value of the real estate being acquired by a charge to the reserve for loan losses, if necessary. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other income and expenses.

   Income Taxes

   Provisions for income taxes are based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS No. 109, "Accounting for Income Taxes." (See Note 6.)

   Earnings Per Share

   Earnings per share are calculated on the basis of the weighted average number of shares outstanding during the year.

2. INVESTMENT SECURITIES

   The amortized cost and estimated market value of investments in securities were as follows (in thousands):

                                               Gross        Gross    Estimated
                                 Amortized  Unrealized   Unrealized    Market
                                   Cost        Gains       Losses      Value
                                 ---------  -----------  ----------  ---------
          December 31, 1994

   Securities Held to Maturity
      Obligations backed by U.S.
        Government agencies      $  8,227     $      1    $   (270)  $  7,958
      Obligations of states
          and political sub-
          divisions                 3,828           34         (34)         -
      Other securities                  2            -           -          2
                                 --------     --------    --------   --------
                                   12,057           35        (304)    11,788
                                 --------     --------    --------   --------

   Securities Available for Sale
      Mortgage-backed securities      600            2         (22)       580
                                 --------     --------    --------   --------
                                      600            2         (22)       580
                                 --------     --------    --------   --------
          Total                  $ 12,657     $     37    $   (326)  $ 12,368
                                 ========     ========    ========   ========

                                   Gross       Gross       Estimated
                                 Amortized  Unrealized   Unrealized    Market
                                   Cost        Gains       Losses      Value
                                 ---------  ----------   ----------  ---------
      December 31, 1995

   Securities Held to Maturity
      Obligations backed by U.S.
        Government agencies      $  1,401     $      1    $   (117)  $  1,285
      Obligations of states and
        political subdivisions      1,218           11          (3)     1,226
                                 --------     --------    --------   --------
                                    2,619           12        (120)     2,511
                                 --------     --------    --------   --------

   Securities Available for Sale
      Obligations backed by U.S.
        Government agencies         5,681           21         (76)     5,626
      Obligations of states and
        political subdivisions      1,321            8           -      1,329
      Other securities                172            -           -        172
                                 --------     --------    --------   --------
                                    7,124           29         (76)     7,127
                                 --------     --------    --------   --------

          Total                  $  9,793     $     41    $   (196)  $  9,638
                                 ========     ========    ========   ========

   The amortized cost and estimated market value of debt securities at December 31, 1995, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          Estimated
                                              Amortized    Market
                                                Cost        Value
                                              ---------   --------
   Securities Held to Maturity
      Due in one year or less                 $    652    $    656
      Due after one year through five years      1,081       1,065
      Due after five years through ten years       886         790
      Due after ten years                            -           -
                                              --------    --------
                                                 2,619       2,511
                                              --------    --------

                                                          Estimated
                                              Amortized    Market
                                                Cost        Value
                                              ---------   --------
   Securities Available for Sale
      Due in one year or less                 $    160    $    162
      Due after one year through five years      1,408       1,405
      Due after five years through ten years     1,536       1,520
      Due after ten years                        3,898       3,868
                                              --------    --------
                                                 7,002       6,955
                                              --------    --------
          Total debt securities               $  9,621    $  9,466
                                              ========    ========

   Securities, carried at approximately $3,500,000 at December 31, 1994 and $4,772,000 at December 31, 1995, were pledged to secure public deposits and for other purposes required or permitted by law.

   During the year ended December 31, 1995, the Bank transferred securities classified as Held-to-Maturity to the Available-for-Sale category. This was done as allowed by the FASB Guide to Implementation of Statement 115. The amortized cost of the securities transferred was $6,662,305. The unrealized loss at the time of transfer was $51,160.

   In addition, certain securities classified as Available-for-Sale were transferred to the Held-to-Maturity category. The amortized cost of the securities transferred was $1,400,723. The unrealized loss at the time of transfer was $116,000.

3. LOANS

   Major classifications of loans are as follows (in thousands):

                                                   December 31,
                                               1994           1995
                                          ---------------------------
          Commercial                         $ 22,140       $ 28,826
          Consumer                              6,389          8,035
          Mortgage                                690          2,327
          Construction                          7,525          7,852
          Credit card                             551            706
                                             --------        -------
                                               37,295         47,746

          Allowance for loan losses              (498)          (537)
                                             --------        -------
              Loans, net                     $ 36,797       $ 47,209
                                             ========       ========

   Loans at December 31, 1994 and 1995 included $37,000 and $67,000 of nonperforming loans, respectively. When a loan is over 90 days past due, it is placed on such status by management and interest is no longer accrued. The amount of interest income for the years ended December 31, 1994 and 1995 that was not recorded on such nonperforming loans was not material.

   During 1994 and 1995, directors, officers, and employees of the Bank, certain entities in which they hold financial interests, and their immediate relatives were loan customers of the Bank. These loans were made by the Bank in the ordinary course of business at the Bank's normal credit terms, including interest rates and collateral. Such loans included in the loan balance at December 31, 1994 and 1995 were approximately $292,000 and $266,000, respectively.

   The Bank grants commercial and real estate loans to customers throughout Southern Utah. Although the Bank has a diversified loan portfolio, the ultimate collectibility of such loans is particularly susceptible to changes in economic conditions in its primary lending area.

4. ALLOWANCE FOR LOAN LOSSES

   Changes in the allowance for loan losses were as follows (in thousands):

                                                     December 31,
                                                 1994          1995
                                              ------------------------
      Balance, beginning of year              $    503       $     498
          Provision charged to operating
            expenses                                20             100
          Loans charged off                        (50)            (77)
          Recoveries                                25              16
                                              --------        --------
      Balance, end of year                    $    498        $    537
                                              ========        ========

5. BANK PREMISES AND EQUIPMENT

   Major classifications of bank premises and equipment are as follows (in thousands):
                                                     December 31,
                                                 1994          1995
                                              -----------------------
      Land                                    $    522       $     749
      Bank premises                                563           1,149
      Leasehold improvements                        44              34
      Furniture, fixtures and equipment          1,026           1,152
                                              --------       ---------
                                                 2,155           3,084

          Accumulated depreciation                (884)         (1,051)
                                              --------       ---------
                                              $  1,271       $   2,033
                                              ========       =========

   Depreciation and amortization expense was $190,212 and $197,427 for 1994 and 1995, respectively.

   The Bank occupies a portion of its facilities under a long-term agreement from a partnership which includes certain directors and officers. The agreement expires February 28, 2005.

   Future aggregate minimum lease payments required under this operating lease as of December 31, 1995, are as follows:

          Year Ended

             1996                $  72,960
             1997                   72,960
             1998                   72,960
             1999                   72,960
             2000                   12,160
                                 ---------
            Total                $ 304,000
                                 =========

   Total rental expenses for 1994 and 1995 were $67,978 and $81,201, respectively.

6. COMMITMENTS AND CONTINGENT LIABILITIES

   At December 31, 1994 and 1995, financial instruments with off-balance-sheet risk were as follows (in thousands):

                                                    December 31,
                                                 1994          1995
                                              -----------------------
      Standby letters of credit               $    302       $    272
      Undisbursed commercial real
        estate and construction loans            5,800          3,757
      Credit card lines                          1,619          1,808
      Other loan commitments to customers        4,556          3,699
                                              --------       --------
                                              $ 12,277       $  9,536
                                              ========       ========

   The Bank's exposure to credit loss in the event of nonperformance by the other party to loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

7. DEPOSITS

   Major classifications of deposits are as follows (in thousands):

                                                    December 31,
                                                 1994         1995
                                              -----------------------
      Noninterest-bearing demand
          deposit accounts                    $ 14,108       $ 14,665
                                              --------       --------
      NOW and money market accounts             14,582         17,868

      Savings                                    5,356          4,463
      Time certificates of deposit
          less than $100,000                     7,162         13,034
      Time certificates of deposit
          of $100,000 or more                    3,106          4,877
                                              --------       --------
                                                30,206         40,242
                                              --------       --------
                                              $ 44,314       $ 54,907
                                              ========       ========

8. INCOME TAXES

   The Bank adopted SFAS No. 109 "Accounting for Income Taxes" which requires the use of the liability method of accounting for income taxes. The adjustments to the January 1, 1993 balance sheet to adopt SFAS 109 resulted in a net addition of $120,000. This amount is also reflected in the 1993 net income as the cumulative effect of a change in accounting principle.

   Income tax expense (benefit) consisted of the following (in thousands):

                                                     December 31,
                                                 1994         1995
                                              -----------------------
      Current expense
          Federal                             $    476       $    638
          State                                     82            105
                                              --------       --------
                                                   558            743
                                              --------       --------
      Deferred expense
          Federal                                  (10)             7
          State                                     (1)             1
                                              --------       --------
                                                   (11)             8
                                              --------       --------
          Total                               $    547       $    751
                                              ========       ========

   Deferred taxes are created when temporary differences exist between income and expense items allowed in computing the Bank's tax returns and those used to compute income using generally accepted accounting principles. These temporary differences were principally related to provision for loan losses, cash basis accounting used for tax returns, and the write-down of Other Real Estate Owned.

   The provision for federal taxes is less than that computed by applying the federal statutory rate of 34%. The major reconciling item causing this difference is tax exempt interest income.

   As of December 31, 1995, total deferred tax assets were $217,889 (including $17,600 related to unrealized losses on available-for-sale securities) and total deferred tax liabilities were $110,551.

9. CAPITAL REQUIREMENTS

   The Bank is required to maintain minimum amounts of capital compared to total "risk weighted" assets, as defined by the banking regulators. At December 31, 1995, the Bank is required to have minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The Bank's ratios at that date were approximately 12.82% and 13.99%, respectively. The Bank's leverage ratio at December 31, 1995, was approximately 11.01%.

10.MORTGAGE SERVICING RIGHTS

   As of December 31, 1994 and 1995, the Bank had unamortized mortgage servicing rights of $10,115 and $2,694, respectively. The rights are being amortized based on the original contract terms of the mortgagor and are adjusted for prepayments. Amortization for 1994 was $8,334 and for 1995 was $7,421.

11.FAIR VALUES OF FINANCIAL INSTRUMENTS

   Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

   The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

      Cash and cash equivalents: The carrying amounts reported on the balance sheet for cash and cash equivalents approximate those assets' fair values.

      Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

      Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

      Deposits: The carrying amount of deposits with no stated maturity, such as demand deposits, money market accounts, and savings accounts, is considered a reasonable estimate of fair value. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

   A summary of the estimated fair values for the Bank as of December 31, 1995 was as follows (in thousands):

                                                Carrying       Estimated
                                                 Amount        Fair Value
                                                --------       ----------
   Financial Assets
      Cash and cash equivalents                 $   1,915      $   1,915
      Securities held to maturity                   2,791          2,683
      Securities available for sale                 6,955          6,955
      Loans, net                                   47,144         47,240
                                                ---------      ---------
          Total financial assets                   58,805         58,793
                                                ---------      ---------

                                                Carrying       Estimated
                                                 Amount        Fair Value
                                                --------       ----------
   Financial Liabilities
      Total deposits, excluding certificates    $  36,760      $  36,760
      Certificates of deposit                      17,912         21,218
                                                ---------      ---------
          Total financial liabilities              54,672         57,978
                                                ---------      ---------

   Off-Balance-Sheet Financial Instruments
      Letters of credit and other
        commitments to extend credit            $   -0-        $     272
                                                ---------      ---------

12.   RECLASSIFICATIONS

   Certain items for 1994 have been reclassified to conform with the 1995 presentation. Such reclassifications had no effect on net earnings or stockholder's equity as previously reported.

                  SUN CAPITAL BANCORP'S MANAGEMENT DISCUSSION
                      AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS FOR THE
                     NINE MONTHS ENDED SEPTEMBER 30, 1996



Summary

In 1995, Sun Capital Bancorp was incorporated, approved as a bank holding company, and participated in a reorganization with Sun Capital Bank pursuant to which Sun Capital Bank became a wholly owned subsidiary of Sun Capital Bancorp. The financial statements presented reflect the results of operations as if they had been combined since inception similar to pooling of interest. See "FINANCIAL STATEMENTS OF SUN CAPITAL --Footnote 1."

Sun Capital Bancorp's net income for the nine months ended September 30, 1996 totaled $1,162,000, which represents an increase of 18.8% over net income for the same period in 1995, which totaled $978,000. Increase in net income is due to increases in earning assets as well as increases in fee income for the period.

At September 30, 1996, Sun Capital Bancorp's total assets were $74,751,000 compared to $59,566,000 on September 30, 1995 and $62,089,000 at year end 1995. This is an increase of 20.4% for the 9 months ended September 30, 1996, and 25.8% for the period of September 30, 1995 to September 30, 1996.

Changes in Sun Capital Bancorp's balance sheet from September 30, 1995 to September 30, 1996, include an increase of 32.67% in loans from $42,480,000 to $56,360,000. Funding for this increase in loans came primarily from a 22.5% reduction in Investment Securities from $10,280,000 to $7,966,000, and a 25.8% increase in deposits from $53,461,000 to $67,280,000.

Reserve for loan losses is evaluated quarterly using numerous methods common in the banking industry. Management has continued to increase the reserve for loan losses as the evaluation indicates a need. The reserve has increased from $504,000 on September 30, 1995 to $574,000 on September 30, 1996.

Interest Income for the first nine months of 1996 increased from $4,256,000 to $4,812,000, an increase of 13.1% as compared with the same period of 1995. Interest Expense increased from $1,481,000 to $1,634,000 or 10.3% for this same period. Non-interest income was $932,000 for the first nine months of 1996 as compared to $766,000 for the first nine months of 1995, an increase of 21.7%. Non-interest expense increased by 11.3% during the period, from $1,968,000 to $2,190,000.

Income tax expense increased from $535,000 for the first nine months of 1995 to $683,000 for the first nine months of 1996.

                                     Nine Months Ended September 30,
                                     ----------------- -------------
                                          1996           1995
                                        ------         ------
      Net Interest Income               $3,178         $2,775
      Provision for Loan Losses             75             60
      Non-Interest Income                  932            766
      Non-Interest Expense               2,190          1,968
      Provision for Income Taxes           683            535
      Net Income                         1,162            978

Nonperforming assets, which consist of non-accrual loans and accruing loans 90 days or more past due, totaled $30,000 at September 30, 1995 and $63,000 at September 30, 1996.

                                     Nine Months Ended September 30,
                                    ----------------- -------------
                                          1996           1995
                                     -----------      -----------
      Total Loans                    $56,360,000      $42,480,000
      Non-accrual Loans                   35,000               -0-
      Loans 90 days past due              28,000           25,000
      Allowance for Loan Losses          574,000          504,000
      Allowance as a Percent of
                  Total Loans               1.02%            1.19%


                  SUN CAPITAL BANCORP'S MANAGEMENT DISCUSSION
                      AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS FOR THE
                      THREE YEARS ENDED DECEMBER 31, 1995

The following discussion of Sun Capital Bancorp's financial condition and results of operations should be read in conjunction with the financial statements and notes included in to this Prospectus/Proxy Statement.

Summary

In 1995, Sun Capital Bancorp was incorporated, approved as a bank holding company, and participated in a reorganization with Sun Capital Bank pursuant to which Sun Capital Bank became a wholly owned subsidiary of Sun Capital Bancorp. The financial statements presented reflect the results of operations as if they had been combined since inception similar to pooling of interest. See "FINANCIAL STATEMENTS OF SUN CAPITAL--Footnote 1."

At December 31, 1995, Sun Capital Bancorp's total assets were $62,089,000 compared to $54,003,000 at December 31, 1994. Net loans increased from $37,294,000 at December 31, 1994 to $47,746,000 at December 31, 1995.

Total deposits at December 31, 1995 were $54,898,000 compared to $44,314,000 at December 31, 1994.

Net income increased $243,000 in 1995, from $1,120,000 to $1,363,000.  The following table summarizes Sun Capital Bancorp's significant income and expense categories (in thousands):


                                            Year Ended December 31,
                                        --------------------------------
                                        1995          1994          1993
                                       ------        ------        ------
     Net Interest Income               $3,983        $3,508        $2,235
     Provision for Loan Losses            100            20             4
     Non-Interest Income                  939           797           782
     Non-Interest Expense               2,708         2,618         2,123
     Provision for Income Taxes           751           547           281
     Net Income                         1,363         1,120           729


Results of Operations

Sun Capital Bancorp generated a net income during 1995 of $1,363,000 as a result of increases in both net interest income and non-interest income.

Net interest income increased 13.5% to $3,983,000 in 1995 after increasing 51.3% in 1994. Interest income of $5,801,000 in 1995 represented an increase of $1,341,000 over 1994, after increasing 48.1% from 1993 to 1994. Interest expense increased 83.7% to $1,988,000 in 1995 after increasing 38.9% in 1994.

Non-interest income increased $142,000 or 19.3% in 1995 with an increase of $56,000 or 7.6% in 1994. Non-interest expense increased $90,000 or 3.4% in 1995, compared with an increase of $478,000 or 22.3% in 1994.

Net Interest Income

Net interest income, the most significant component of earnings, represents the difference between the interest earned on loan and investment portfolios and loan fees, and the interest paid on interest-bearing deposits and borrowings. This interest spread can be affected by economic factors influencing general interest rates, loan demand, and deposit flows, as well as the effects of competition for deposits and loans. Nonpayment of loans by customers and the perceived creditworthiness of a customer can also affect the interest spread.

Sun Capital Bancorp's net interest income increased from $2,235,000 in 1993 to $3,508,000 in 1994 and $3,983,000 in 1995. This growth in net interest income is due primarily to expansion in the loan portfolio and control of interest rates paid on deposit liabilities.

Net interest income is determined primarily by net interest spread and the average balance of earning assets and interest-bearing liabilities. Sun Capital Bancorp's net interest spread was 6.26% in 1993, increasing to 7.06% in 1994 and decreasing to 6.61% in 1995.

Interest and fees on loans increased $1,459,000 to $5,203,000 in 1995 after increasing $1,370,000 to $3,744,000 in 1994. While loans outstanding increased from $27,106,000 in 1993 to $37,295,000 in 1994 and to $47,746,000
in 1995, interest income, expressed as a percent of total assets, increased to 9.62% in 1995 from 8.5% in 1994, and 8.36% in 1993.

Interest expense increased $906,000 in 1995, after increasing $303,000 in 1994. As the volume of interest paying liabilities increased during each year, the average interest rate paid increased from 2.1% in 1993 to 2.2% in 1994 and to 3.38% in 1995.

An analysis of net interest income is shown in the following table (in thousands):

                                       Analysis of Net Interest Income
                                           Year Ended December 31


                                      1995                        1994                        1993
                           -----------------------     ------------------------    ------------------------
                            Average  Income/  Yield/    Average  Income/  Yield/    Average  Income/  Yield/
                            Balance  Expense  Cost      Balance  Expense  Cost      Balance  Expense  Cost
                           -----------------------     ------------------------    ------------------------
Loans                      $40,848   $5,033   12.3     $29,603   $3,614    12.2    $19,898   $2,244    11.3
Investments                 11,535      719    6.2      14,111      794     5.6     11,357      714     6.3
Fed Funds Sold                 655       49    7.5         960       52     5.4      1,914       53     2.8
  Total Earning Assets      53,038    5,801   10.9      44,674     4,460    10.0     33,169    3,011    9.1

NOW                          8,889      357    4.0       8,911      286     3.2      7,012      207     3.0
MMDA                         7,602      384    5.0       7,666      248     3.2      6,156      196     3.2
Savings                      4,977      143    2.9       5,625      170     3.0      4,016      124     3.1
Time Deposits of $100        4,073      297    7.3       1,663       82     4.9        851       36     4.2
Other Time Deposits         10,777      710    6.6       5,659      229     4.0      5,509      216     3.9
Borrowed Funds               1,844       97    5.2       1,103       67     6.1        277      -0-     n/a
  Total Int-Bearing         38,162    1,988    5.2      30,627    1,082     3.5     23,821      779     3.3
     Liabilities


NET INTEREST INCOME                  $3,813                      $3,378                      $2,232

NET INTEREST                          $5.73                       $6.45                       $5.81

INTEREST EXPENSE/
INTEREST-BEARING LIAB.                 5.21                        3.53                        3.27

NET INTEREST INCOME/
EARNING ASSETS                        10.94                        9.98                        9.08

Non-Interest Income

Non-interest income increased 19.3% or $142,000 in 1995 after increasing 7.6% or $56,000 in 1994. Non-interest income is comprised of Service Charges on Deposit Accounts and other similar fee based income items. Service Charges on Deposit Accounts was 28.2% of total non-interest income during 1995, 29% during 1994 and 28.6% during 1993.

Non-Interest Expense

In 1995, non-interest expense increased $90,000 or 3.4% over 1994, compared to an increase in 1994 of $478,000 or 22.3% over 1993. Full-time equivalent employees increased from an average of 39 in 1993 to 41 in 1994 and 42 in 1995. Considerable efforts have been made during the past two years to control growth in non-interest expense and the efforts have been rewarded with assets growing at a rate of 14.9% during 1995 and 20.7% during 1994 while non-interest expense grew at only 3.4% during 1995 and 22.3% during 1994. The major components of non-interest expense are as follows (dollars in thousands):


                                                  Year Ended December 31,
Percentage Change
                                  1995    1994    1993    1995/1994  1994/1993
                                 ------  ------  ------   ---------  --------

Salaries and Employee
   Benefits                      $1,590  $1,487  $1,158      6.9%       28.4%
Occupancy                           409     427     305     -4.4%       40.0%
Other Non-Interest Expenses         709     704     677       .7%        4.0%

Total Non-Interest Expenses       2,708   2,618   2,140      3.4%       22.3%


Reserve for Loan Losses

      Sun Capital Bancorp maintains its reserve for loan losses at a level that its Board of Directors believes is adequate to provide for potential losses in its portfolio. The adequacy is analyzed and calculated by management on a quarterly basis and is presented to the Board of Directors for discussion and approval.

Sun Capital Bancorp calculates the reserve requirements using four methods of evaluation. These methods include: 1. An analysis of "Historical Losses" in Sun Capital Bancorp's loan portfolio; 2. A peer group comparison of the ratio of reserves to total loans and to non-accrual loans; 3. An estimate of Sun Capital Bancorp's loss exposure based on internal classifications of loans;
4. Sun Capital Bancorp grades each loan and assigns a percentage of potential loss to each grade, ranging from .10% to 100%, adjusts for economic and industry trends, etc.

All four of these methods are evaluated by management and by the Board of Directors and a decision is made each quarter as to the level of the reserve. Following this decision a transfer is made from current earnings to the Reserve for Loan Losses to bring the reserve up to the required level.

The following table summarizes changes in the loan loss reserve (in thousands):

                                            Year Ended December 31,
                                            -----------------------
                                             1995     1994     1993
                                             ----     ----     ----
            Beginning Loan Loss Reserve      $498     $503     $510
            Provision for Loan Losses         100       20        4
            Loans Charged Off                  77       50       28
            Loans Recovered                    16       25       17
            Ending Loan Loss Reserve          537      498      503

      Reserve as a percent of
      Total Loans                            1.12%    1.33%     1.84%

      Net Charge-offs as a percent
            of Total Loans                    .12%     .07%      .04%

Investments

Investments decreased $2,133,000 or 14.4% from December 31, 1993 to
December 31, 1994, and decreased $2,864,000 or 22.8% from December 31, 1994 to December 31, 1995. These changes were made as needed to maintain adequate liquidity and to fund loan demand. This resulted in shifts to higher earning assets which have had a positive effect on the income of Sun Capital Bancorp. As of December 31, 1995 52.8% of the investment portfolio was in SBA Loan Pools, fully guaranteed by the U.S. Government and carrying a floating rate of interest to help match repricing horizons in the Sun Capital Bancorp's asset/liability management procedures. The following tables show Sun Capital Bancorp's investment portfolio at December 31, 1995, 1994 and 1993.

                            December 31, 1995       Book Value at December 31,
                             Book      Market        1995      1994      1993
                            ------     ------       ------   -------   ------
U.S. Agency Securities      $6,570     $6,394       $6,570   $ 8,227   $ 9,560
Mortgage Backed Securities     512        517          512       580       850
Municipal Securities
  General Obligation         1,608      1,620        1,608     2,110     2,689
  Revenue Obligations          931        935          931     1,718     1,669
Other Securities               172        172          172         2         2
Total Investment Securities  9,793      9,638        9,793    12,657    14,770


                               December 31, 1995
                              Repricing Frequency

                          3 Mos.        3-12      1 Year-     Over
                          Or Less       Mos.      5 Years     5 Yrs     Total
                          -------      ------     ------      ----      ------
Fixed Rate Securities     $  185       $  629     $2,033      $519      $3,366
Floating Rate Securities   5,409          800       -0-        -0-       6,209
Other Securities             172          -0-       -0-        -0-         172
Total                      5,766        1,429      2,033       519       9,747

Repricing Frequency includes the effect of net unrealized holding gains or losses on available for sale securities.

Asset and Liability Management

The difference between the amount of interest-rate sensitive assets and interest-rate sensitive liabilities in each time horizon is referred to as the interest rate sensitivity or "GAP" for any given time period. This measurement is sometimes used as an indicator of risk of changes in interest margins due to changes in interest rates. The greater the difference between the volume of interest-bearing assets that are repricing during a period and the volume of interest-bearing liabilities that are repricing during the same period the greater the effect each change on interest rates will have on Sun Capital Bancorp's net interest margin.

Volatile interest rates have made the management of the interest rate risk of all assets and liabilities very important to Sun Capital Bancorp. Sun Capital Bancorp has a Funds Management Policy which specifies the types of Asset/Liability Management procedures to be followed by management. These procedures include "GAP" Management as well as other measurements and plans deemed to be important to Sun Capital Bancorp. Sun Capital Bancorp tries to keep asset and liability repricing opportunities fairly well matched to avoid the risks associated with swings in interest rates. The following chart lists Sun Capital Bancorp's estimated repricing opportunities for both Assets and Liabilities and the estimated "GAPS" in each time horizon. Because only current information is of value the chart uses September 30, 1996 calculations instead of December 31, 1995 data (in thousands):

                              September 30, 1996
                   Repricing Periods for Assets/Liabilities

                         0-3         4-12        1-3
                        Months      Months      Months      Other       Total
                       -------     -------     -------     -------     -------
Investments            $ 4,695     $ 1,140     $   693     $ 1,438     $ 7,966
Loans                   45,892       2,163       3,384       4,347      55,786
Fed Funds Sold                                               3,600       3,600
Other Assets                                                 7,399       7,399
  Total Assets          50,587       3,303       4,077      16,784      74,751

Non Interest-Bearing
  Deposits                                                  18,023      18,023
Interest-Bearing
  Deposits              32,639      14,071       2,294         253      49,257
Other Liabilities                                              527         527
Capital                                                      6,944       6,944
  Total Liab. & Cap.    32,639      14,071       2,294      25,747      74,751

GAP                     17,948     (10,768)      1,783      (8,963)

Cum GAP                 17,948       7,180       8,963

Cum % GAP                35.5%       13.3%       15.5%

Liquidity and Capital Resources

Maintaining liquidity at adequate levels is an essential element of proper funds management for financial institutions. Sun Capital Bancorp has a complete Liquidity Management Policy which defines how Sun Capital Bancorp's liquidity will be measured and the sources of funds to be used to solve any potential liquidity problem. Sun Capital Bancorp endeavors to manage its assets and liabilities to provide sufficient liquidity to meet deposit withdrawal and loan demands of its customers. Sun Capital Bancorp's base of deposits is quite stable and loans usually represent less than 80% of total assets. Overnight Federal Funds have provided an important part of Sun Capital Bancorp's liquidity.

Sun Capital Bancorp has a stable capital base with a ratio as of December 31, 1995 of 9.43%, December 31, 1994 this ratio was 8.7%, and in 1993 it was 8.5%.

Bank regulatory agencies adopted risk-based capital guidelines effective December 31, 1991. These guidelines address the difference in risk profiles of assets and consider off-balance sheet exposure in assessing capital adequacy. Sun Capital Bancorp has maintained risk-based capital ratios above the regulatory minimum guidelines at all times since the regulation became effective.

Loans

Various national and regional economic conditions affect the volume and credit quality of loans and investments at Sun Capital Bancorp. In view of changing conditions in the markets, federal deficits, legislative changes, and the effect of actions by the monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels, or loan demands at Sun Capital Bancorp. These factors will also affect the earnings potential of Sun Capital Bancorp.

Sun Capital Bancorp's loan portfolio as of December 31, 1995 totaled $47,746,000 which was 76.9% of Sun Capital Bancorp's total assets. Total loans on December 31, 1994 and 1993 were $37,294,000 and $27,103,000 respectively. The composition of Sun Capital Bancorp's loan portfolio on these dates was as follows:

                                                     December 31,
                                        1995            1994           1993
                                     -----------    -------------  -----------
Real Estate:
  Construction & Land Dev.           $ 9,349,000    $ 8,307,000    $ 6,511,000
  Secured by Farmland                     49,000        457,000        315,000
  Secured by 1-4 Family Residential   12,181,000     10,186,000      6,459,000
  Secured by multifamily Residential     737,000        735,000        825,000
  Secured by other Real Estate         9,145,000      5,904,000      3,211,000
Commercial & Industrial Loans          9,810,000      7,396,000      6,048,000
Credit Card Loans                      1,643,000        789,000        389,000
Consumer Loans                         4,700,000      3,393,000      3,246,000
Other Loans                               42,000        127,000         99,000

       TOTAL                          47,746,000     37,294,000     27,103,000


In the normal course of business, Sun Capital Bancorp enters into financial instruments which, while not included as part of Sun Capital Bancorp's balance sheet, subject Sun Capital Bancorp to some risk of disbursing funds at a future date. These instruments include commitments to extend credit and stand-by letters of credit. These instruments have fixed expiration dates and do not necessarily represent future cash requirements since they often expire without being drawn upon. These commitments are summarized in the following table (in thousands):


                                                     December 31,
                                        1995            1994           1993
                                       ------         -------         ------
Loan Commitments                       $9,264         $12,277         $7,523
Letters of Credit                         272             341            348


Many of the Sun Capital Bancorp's commercial loans are loans to small businesses or are secured with small business properties. Sun Capital Bancorp does not have any concentrations of loans or commitments with any industry or geographic areas experiencing unusual financial difficulty.

Nonperforming Assets

Nonperforming assets, which consist of non-accrual loans and accruing loans 90 days or more past due totaled $74,000 at December 31, 1995, $72,000 at December 31, 1994, and $81,000 at December 31, 1993.

Deposits

Total deposits increased 23.8% to $54,907 at December 31, 1995, compared to a 12.8% increase at December 31, 1994. It is the policy of Sun Capital Bancorp to not accept "brokered" deposits and Sun Capital Bancorp does not actively solicit deposits from out-of-state entities. The following table shows deposits at December 31, 1995 and 1994 (in thousands):


                                        Year Ended December 31,
                                      1995                 1994
                                    -------              -------
Non-Interest Bearing                $14,656              $14,108
Interest-Bearing                     40,242               30,206
  TOTAL                              54,898               44,314


The bulk of Sun Capital Bancorp's deposit growth in the past year has been in interest-bearing deposits. These include Now Accounts, Money Market Accounts and Certificates of Deposit. Of these deposits the Certificates of Deposit are most sensitive to changes in interest rates, but Money Market Accounts are becoming more volatile as well.


Income Taxes

Income Taxes for December 31, 1995 were $751,000 while they were $547,000 and $281,000 for December 31, 1994 and 1993, respectively.

Return on Equity and Assets

Sun Capital Bancorp has shown excellent earnings during the past three years, and has been ranked in the top 100 Large Community Banks in the nation for 1994 and 1995. The following table shows Sun Capital Bancorp's return on average assets, return on average equity and various other ratios over the past three years.


                                             Year Ended December 31,
                                        1995            1994           1993
                                       -----            -----         -----
Return on Average Assets               2.35%            2.27%         1.96%
Return on Average Equity              26.01%           26.31%        21.86%
Cash Dividends Declared
   (Per Share)                         $.51             $.42          $.43
Equity to Asset Ratio                  9.43%            8.71%         8.47%


Impact of Inflation and Changing Prices

Virtually all of the assets and liabilities of a financial institution are monetary in nature and, as a result, interest rates generally have a more significant impact on a financial institution's performance than does inflation. However, inflation does affect Sun Capital Bank's operating expenses. The effects of inflation on premises and equipment, and non-interest expenses during 1993, 1994 and 1995 have not been significant.

                                  Appendix 1









==============================================================================




                         AGREEMENT AND PLAN OF MERGER


                                    between


                                 U. S. BANCORP

                                      and

                              SUN CAPITAL BANCORP





==============================================================================













                         Dated as of September 24,  1996

                               TABLE OF CONTENTS

                                   ARTICLE I
                                  THE MERGER


1.1   The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
1.2   Effective Time . . . . . . . . . . . . . . . . . . . . . . . . . . . .1
1.3   Effects of the Merger. . . . . . . . . . . . . . . . . . . . . . . . .1
1.4   Conversion of Sun Capital Common Stock . . . . . . . . . . . . . . . .1
1.5   Bancorp Common Stock; Bancorp Preferred Stock. . . . . . . . . . . . .2
1.6   Articles of Incorporation. . . . . . . . . . . . . . . . . . . . . . .2
1.7   Bylaws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2
1.8   Tax Consequences . . . . . . . . . . . . . . . . . . . . . . . . . . .2
1.9   Board of Directors . . . . . . . . . . . . . . . . . . . . . . . . . .3

                                  ARTICLE II
                              EXCHANGE OF SHARES

2.1   Bancorp to Make Shares Available . . . . . . . . . . . . . . . . . . .3
2.2   Exchange of Shares . . . . . . . . . . . . . . . . . . . . . . . . . .3

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF SUN CAPITAL

3.1   Corporate Organization . . . . . . . . . . . . . . . . . . . . . . . .4
3.2   Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . .5
3.3   Authority; No Violation. . . . . . . . . . . . . . . . . . . . . . . .6
3.4   Consents and Approvals . . . . . . . . . . . . . . . . . . . . . . . .6
3.5   Reports. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7
3.6   Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . .7
3.7   Broker's Fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . .7
3.8   Absence of Certain Changes or Events . . . . . . . . . . . . . . . . .7
3.9   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . . .8
3.10  Taxes and Tax Returns. . . . . . . . . . . . . . . . . . . . . . . . .8
3.11  Employees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .9
3.12  SEC Reports. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
3.13  Compliance with Applicable Law . . . . . . . . . . . . . . . . . . . 10
3.14  Certain Contracts. . . . . . . . . . . . . . . . . . . . . . . . . . 11
3.15  Agreements with Regulatory Agencies. . . . . . . . . . . . . . . . . 11
3.16  Undisclosed Liabilities. . . . . . . . . . . . . . . . . . . . . . . 12
3.17  Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12

                                  ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF BANCORP

4.1   Corporate Organization . . . . . . . . . . . . . . . . . . . . . . . 12
4.2   Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
4.3   Authority; No Violation. . . . . . . . . . . . . . . . . . . . . . . 13
4.4   Consents and Approvals . . . . . . . . . . . . . . . . . . . . . . . 14
4.5   Reports. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
4.6   Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . 14
4.7   Brokers' Fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
4.8   Absence of Certain Changes or Events . . . . . . . . . . . . . . . . 15
4.9   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . . 15
4.10  Taxes and Tax Returns. . . . . . . . . . . . . . . . . . . . . . . . 16
4.11  Employees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
4.12  SEC Reports. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
4.13  Compliance with Applicable Law . . . . . . . . . . . . . . . . . . . 18
4.14  Certain Contracts. . . . . . . . . . . . . . . . . . . . . . . . . . 18
4.15  Agreements with Regulatory Agencies. . . . . . . . . . . . . . . . . 19
4.16  Undisclosed Liabilities. . . . . . . . . . . . . . . . . . . . . . . 19

                                   ARTICLE V
                   COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1   Conduct of Sun Capital Businesses Prior to the Effective Time. . . . 19
5.2   Sun Capital Forbearances . . . . . . . . . . . . . . . . . . . . . . 19
5.3   Bancorp Forbearances . . . . . . . . . . . . . . . . . . . . . . . . 21

                                  ARTICLE VI
                             ADDITIONAL AGREEMENTS

6.1   Regulatory Matters . . . . . . . . . . . . . . . . . . . . . . . . . 22
6.2   Access to Information. . . . . . . . . . . . . . . . . . . . . . . . 22
6.3   Shareholder Approval . . . . . . . . . . . . . . . . . . . . . . . . 23
6.4   Legal Conditions to Merger . . . . . . . . . . . . . . . . . . . . . 23
6.5   Exchange Listing of Shares . . . . . . . . . . . . . . . . . . . . . 23
6.6   Employee Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . 23
6.7   Indemnification; Directors' and Officers' Insurance. . . . . . . . . 24
6.8   Additional Agreements. . . . . . . . . . . . . . . . . . . . . . . . 25
6.9   Advice of Changes. . . . . . . . . . . . . . . . . . . . . . . . . . 26
6.10  Dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
6.11  Affiliates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26

                                  ARTICLE VII
                             CONDITIONS PRECEDENT

7.1   Conditions to Each Party's Obligation to Effect the Merger . . . . . 26
      (a)   Shareholder Approval . . . . . . . . . . . . . . . . . . . . . 26
      (b)   NASDAQ Listing . . . . . . . . . . . . . . . . . . . . . . . . 27
      (c)   Other Approvals. . . . . . . . . . . . . . . . . . . . . . . . 27
      (d)   No Injunctions or Restraints; Illegality . . . . . . . . . . . 27
      (e    Federal Tax Opinions . . . . . . . . . . . . . . . . . . . . . 27
7.2   Conditions to Obligations of Bancorp . . . . . . . . . . . . . . . . 27
      (a)   Representations and Warranties . . . . . . . . . . . . . . . . 27
      (b)   Performance of Obligations of Sun Capital. . . . . . . . . . . 28
7.3   Conditions to Obligations of Sun Capital . . . . . . . . . . . . . . 28
      (a)   Representations and Warranties . . . . . . . . . . . . . . . . 28
      (b)   Performance of Obligations of Bancorp. . . . . . . . . . . . . 28

                                 ARTICLE VIII
                           TERMINATION AND AMENDMENT

8.1   Termination. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
8.2   Effect of Termination. . . . . . . . . . . . . . . . . . . . . . . . 29
8.3   Amendment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
8.4   Extension; Waiver. . . . . . . . . . . . . . . . . . . . . . . . . . 29

                                  ARTICLE IX
                              GENERAL PROVISIONS

9.1   Closing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
9.2   Nonsurvival of Representations, Warranties, and Agreements . . . . . 29
9.3   Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
9.4   Notices. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
9.5   Interpretation . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
9.6   Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
9.7   Entire Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . 31
9.8   Governing Law. . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
9.9   Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
9.10  Publicity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
9.11  Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31

                         AGREEMENT AND PLAN OF MERGER

      AGREEMENT AND PLAN OF MERGER, dated as of September 24, 1996, by and between U. S. BANCORP, an Oregon corporation ("Bancorp"), and SUN CAPITAL BANCORP, a Utah corporation ("Sun Capital").

      WHEREAS the Boards of Directors of Bancorp and Sun Capital have determined that it is in the best interests of their respective companies and their shareholders to consummate the merger provided for herein in which Sun Capital will, subject to the terms and conditions set forth herein, merge (the "Merger") with and into Bancorp, so that Bancorp is the surviving corporation in the Merger.

      In consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

                                   ARTICLE I
                                  THE MERGER

      1.1 The Merger. Subject to the terms and conditions of this Agreement, Sun Capital shall merge with and into Bancorp at the Effective Time (as defined in section 1.2 hereof). Bancorp shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") in the Merger, and shall continue its corporate existence under the laws of the State of Oregon. Upon consummation of the Merger, the separate corporate existence of Sun Capital shall terminate.

      1.2 Effective Time. The Merger shall become effective as set forth in articles of merger (the "Articles of Merger") which shall be filed with the Secretary of State of the State of Oregon (the "Oregon Secretary") and Articles of merger (the "Utah Articles of Merger") which shall be filed with the Utah Division of Corporations and Commercial Code (the "Utah Division of Corporations and Commercial Code"), in each case, on the Closing Date (as defined herein). The date and time when the Merger becomes effective, as set forth in the Articles of Merger and the Utah Articles of Merger, is herein referred to as the "Effective Time."

      1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects as set forth under the laws of the states of Oregon and Utah.

      1.4 Conversion of Sun Capital Common Stock. At the Effective Time, subject to section 2.2(e) hereof, by virtue of the Merger, and without any action on the part of Bancorp, Sun Capital or the holder of any share of the common stock, par value $1.00 per share, of Sun Capital ("Sun Capital Common Stock"), each share of Sun Capital Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Sun Capital Common Stock held (x) in Sun Capital's treasury or (y) directly or indirectly by Bancorp or Sun Capital or any of their respective Subsidiaries (as defined below) (except for Trust Account Shares and DPC Shares, as such terms are defined below)) shall be converted into the right to receive .95 shares (the "Exchange Ratio") of common stock, $5.00 par value per share, of Bancorp ("Bancorp Common Stock"). As used in this Agreement, the words "Subsidiary" or "Subsidiaries" when used with respect to any party means any bank, corporation, partnership or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes.

      All of the shares of Sun Capital Common Stock converted into Bancorp Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate (each a "Sun Capital Certificate") previously representing any such shares of Sun Capital Common Stock shall thereafter represent the right to receive (i) a certificate representing the number of whole shares of Bancorp Common Stock and (ii) cash in lieu of fractional shares into which the shares of Sun Capital Common Stock represented by such Sun Capital Certificate have been converted pursuant to this section 1.4 and section 2.2(e) hereof. Sun Capital Certificates previously representing shares of Sun Capital Common Stock shall be exchanged for certificates representing whole shares of Bancorp Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Sun Capital Certificates in accordance with section 2.2 hereof, without any interest thereon. If prior to the Effective Time (or as of a record date prior to the Effective Time) the outstanding shares of Bancorp Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in Bancorp's capitalization, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

      At the Effective Time, all shares of Sun Capital Common Stock that are owned by Sun Capital as treasury stock and all shares of Sun Capital Common Stock that are owned directly or indirectly by Bancorp or Sun Capital or any of their respective Subsidiaries (other than shares of Sun Capital Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties (any such shares, and shares of Bancorp Common Stock that are similarly held, whether held directly or indirectly by Bancorp or Sun Capital, as the case may be, being referred to herein as "Trust Account Shares") and other than any shares of Sun Capital Common Stock held by Bancorp or Sun Capital or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Sun Capital Common Stock, and shares of Bancorp Common Stock that are similarly held, whether held directly or indirectly by Bancorp or Sun Capital or any of their respective Subsidiaries, being referred to herein as "DPC Shares")) shall be canceled and shall cease to exist and no stock of Bancorp or other consideration shall be delivered in exchange therefor. All shares of Bancorp Common Stock that are owned by Sun Capital or its Subsidiary (other than Trust Account Shares and DPC Shares) shall become authorized but unissued stock of Bancorp.

            For the purposes of this section, DPC Stock or stock acquired in connection with a debt previously contracted shall mean stock acquired or obtained prior to the Effective Time in settlement or resolution of a debt dispute.

      1.5 Bancorp Common Stock; Bancorp Preferred Stock. At and after the Effective Time, each share of Bancorp Common Stock and each share of Series A preferred stock, no par value, of Bancorp issued and outstanding immediately prior to the Closing Date shall remain an issued and outstanding share of common stock or preferred stock, as the case may be, of the Surviving Corporation and shall not be affected by the Merger. For the purposes of this agreement, "debt previously contracted" with respect to stock shall be stock acquired in settlement or resolution of a dispute in connection with a debt arising prior to the date of this Agreement.

      1.6 Articles of Incorporation. At the Effective Time, the Articles of Incorporation of Bancorp, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation.

      1.7 Bylaws. At the Effective Time, the Bylaws of Bancorp, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

      1.8 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of section 368(a) of the Code and that this Agreement shall constitute a "plan of reorganization" for the purposes of section 368 of the Code.

      1.9 Board of Directors. From and after the Effective Time, the Board of Directors of the Surviving Corporation shall consist of members of the Board of Directors of Bancorp as constituted immediately prior to the Effective Time.
                                  ARTICLE II
                              EXCHANGE OF SHARES

      2.1 Bancorp to Make Shares Available. At or prior to the Effective Time, Bancorp shall deposit, or shall cause to be deposited, with a bank or trust company selected by Bancorp and reasonably acceptable to Sun Capital (which may be a Subsidiary of Bancorp) (the "Exchange Agent"), for the benefit of the holders of Sun Capital Certificates, for exchange in accordance with this Article II, certificates representing the shares of Bancorp Common Stock and the cash in lieu of any fractional shares (such cash and certificates for shares of Bancorp Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") to be issued pursuant to section 1.4 and paid pursuant to section 2.2(a) in exchange for outstanding shares of Sun Capital Common Stock.

      2.2 Exchange of Shares. (a) As soon as practicable after the Effective Time, and in no event later than five business days after receipt from Sun Capital or its transfer agent of a list of shareholders of record of Sun Capital as of the Effective Time, the Exchange Agent shall mail to each holder of record of a Sun Capital Certificate or Certificates a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of Sun Capital Certificates to the Exchange Agent) and instructions for use in effecting the surrender of Sun Capital Certificates (or certificate of Sun Capital Subsidiary not heretofore tendered in exchange for Sun Capital Certificates in accordance with the Sun Capital organization in 1995) in exchange for certificates representing the shares of Bancorp Common Stock and the cash in lieu of fractional shares, if any, into which the shares of Sun Capital Common Stock represented by such Sun Capital Certificate or Certificates shall have been converted pursuant to this Agreement. Upon proper surrender of a Sun Capital Certificate for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Sun Capital Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of Bancorp Common Stock into which the shares of Sun Capital Common Stock theretofore represented by the Sun Capital Certificate so surrendered shall have been converted pursuant to the provisions of Article I hereof and (ii) a check representing the amount of cash in lieu of fractional shares, if any, that such holder has the right to receive in respect of the Sun Capital Certificate surrendered pursuant to the provisions of this Article II, and the Sun Capital Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Sun Capital Certificates. The procedural exchange of shares of Sun Capital Stock for Bancorp Common Stock shall be at no expense to the holders of Sun Capital Certificates.

      (b) No dividends or other distributions declared after the Effective Time with respect to Bancorp Common Stock shall be paid to the holder of any unsurrendered Sun Capital Certificate until the holder thereof shall surrender such Sun Capital Certificate in accordance with this Article II. After the surrender of a Sun Capital Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, that theretofore had become payable with respect to shares of Bancorp Common Stock represented by such Sun Capital Certificate.

      (c) If any certificate representing shares of Bancorp Common Stock is to be issued in a name other than that in which the Sun Capital Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Sun Capital Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Bancorp Common Stock in any name other than that of the registered holder of the Sun Capital Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

      (d) After the Effective Time, there shall be no transfers on the stock transfer books of Sun Capital of the shares of Sun Capital Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Sun Capital Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for certificates representing shares of Bancorp Common Stock as provided in this Article II.

      (e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Bancorp Common Stock shall be issued upon the surrender for exchange of Sun Capital Certificates, no dividend or distribution with respect to Bancorp Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Sun Capital. In lieu of the issuance of any such fractional share, Bancorp shall pay to each former shareholder of Sun Capital who otherwise would be entitled to receive such fractional share an amount in cash determined by multiplying (i) the average of the closing-sale prices of Bancorp Common Stock on the NASDAQ Stock Market National Market System as reported by The Wall Street Journal for the five trading days immediately preceding the date of the Effective Time by (ii) the fraction of a share of Bancorp Common Stock which such holder would otherwise be entitled to receive pursuant to section 1.4.

      (f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Sun Capital for twelve months after the Effective Time shall be paid to Bancorp. Any shareholders of Sun Capital who have not theretofore complied with this Article II shall thereafter look only to Bancorp for payment of the shares of Bancorp Common Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on the Bancorp Common Stock deliverable in respect of each share of Sun Capital Common Stock that such shareholder is entitled to receive pursuant to this Agreement, without any interest thereon. Notwithstanding the foregoing, none of Bancorp, Sun Capital, the Exchange Agent or any other person shall be liable to any former holder of shares of Sun Capital Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

      (g) In the event any Sun Capital Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Sun Capital Certificate to be lost, stolen or destroyed and, if required by Bancorp, the posting by such person of a bond in such amount as Bancorp may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Sun Capital Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Sun Capital Certificate the shares of Bancorp Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF SUN CAPITAL

      Except as set forth in the disclosure schedule of Sun Capital delivered to Bancorp concurrently herewith (the "Sun Capital Disclosure Schedule"), Sun Capital hereby represents and warrants to Bancorp as follows:

      3.1 Corporate Organization. (a) Sun Capital is a corporation duly organized and validly existing under the laws of the state of Utah. Sun Capital has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes
such licensing or qualification necessary.   Sun Capital is duly registered as
a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Certificate of Incorporation, the Articles of Incorporation, and Bylaws of Sun Capital, copies of which have previously been made available to Bancorp, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

      (b) Sun Capital's only subsidiary is Sun Capital Bank, a nonmember commercial bank organized under the laws of the state of Utah. Sun Capital has not organized any other Subsidiary or owned the shares of any corporation or entity other than Sun Capital Bank. Sun Capital Bank has not organized any subsidiary and has not owned the shares of any corporation or entity. Sun Capital has previously delivered to Bancorp a schedule listing each Sun Capital Subsidiary and setting forth for each such Sun Capital Subsidiary the
(i) jurisdiction in which it is organized, (ii) jurisdictions in which it is qualified to do business, and (iii) office or agency having primary regulatory authority over its business and operations. Each Sun Capital Subsidiary
(i) is duly organized and validly existing as a bank, corporation or partnership under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a material adverse effect on Sun Capital, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

      (c) The minute books of Sun Capital accurately reflect in all material respects all corporate actions since March 22, 1995, of its shareholders and Board of Directors (including committees of the Board of Directors of Sun Capital). The minute books of the Sun Capital Subsidiary accurately reflect in all material respects all corporate actions since January 1, 1994, of its shareholders and Board of Directors (including committees of the Board of Directors of Subsidiary).

      3.2 Capitalization. (a) The authorized capital stock of Sun Capital consists of 10,000,000 shares of Sun Capital Common Stock, $1.00 par value per share. At the close of business on August 30, 1996, there were 421,721 shares of Sun Capital Common Stock outstanding. On August 30, 1996, no shares of Sun Capital Common Stock were reserved for issuance. All of the issued and outstanding shares of Sun Capital Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights with no personal liability attaching to the ownership thereof. Sun Capital does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Sun Capital Common Stock or any other equity securities of Sun Capital or any securities representing the right to purchase or otherwise receive any shares of Sun Capital Common Stock or Sun Capital preferred stock.

      (b) The Board of Directors of Sun Capital has not: (i) designated in whole or in part, any preferences, limitations, or relative rights, of any class of issued or to-be-issued shares of Sun Capital; or (ii) created one or more series within a class of shares. The only class of authorized shares of Sun Capital is the Common Stock of Sun Capital.

      (c) Sun Capital owns directly all of the issued and outstanding shares of capital stock of each of the Sun Capital Subsidiary, free and clear of any liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The Sun Capital Subsidiary has no or is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of the Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Subsidiary. At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which Sun Capital or its Subsidiary will be bound calling for the purchase or issuance of any shares of the capital stock of Sun Capital or any of its Subsidiary.

      3.3 Authority; No Violation. (a) Sun Capital has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Sun Capital. The Board of Directors of Sun Capital has directed that this Agreement and the transactions contemplated hereby be submitted to Sun Capital's shareholders for approval at a meeting of such shareholders and, except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Sun Capital Common Stock, no other corporate proceedings on the part of Sun Capital are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Sun Capital and (assuming due authorization, execution and delivery by Bancorp) constitutes a valid and binding obligation of Sun Capital, enforceable against Sun Capital in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

      (b) Neither the execution and delivery of this Agreement by Sun Capital nor the consummation by Sun Capital of the transactions contemplated hereby, nor compliance by Sun Capital with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or Bylaws of Sun Capital or (ii) assuming that the consents and approvals referred to in section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Sun Capital or its Subsidiary or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Sun Capital or its Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Sun Capital or its Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected.

      3.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHC Act, (ii) the filing of any requisite applications with the Federal Deposit Insurance Corporation (the "FDIC") in connection with the merger of the Subsidiary of Sun Capital into a Subsidiary of Bancorp, (iii) the filing of any required applications or notices with any state bank regulatory agencies (the "State Approvals"), (iv) any filings required under applicable state or federal securities, (v) the filing of the Articles of Merger with the Oregon Secretary of State, (vi) the filing of the Utah Articles of Merger with the Utah Division of Corporations and Commercial Code, (vii) the approval of this Agreement by the requisite vote of the shareholders of Sun Capital, and (viii) the consents and approvals set forth in Sun Capital Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") or with any third party are necessary in connection with (A) the execution and delivery by Sun Capital of this Agreement and (B) the consummation by Sun Capital of the Merger and the other transactions contemplated hereby.

      3.5 Reports. Sun Capital and each of its Subsidiaries have timely and properly filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 1993, with (i) the Federal Reserve Board,
(ii) any state regulatory authority (each a "State Regulator), (iii) the FDIC, and (iv) any other such regulatory organization ("SRO") (collectively, "Regulatory Agencies"), and all other material reports and statements required to be filed by them since January 1, 1993, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Sun Capital and its Subsidiary, no Regulatory Agency has initiated any proceeding or, to the best knowledge of Sun Capital, investigation into the business or operations of Sun Capital or its Subsidiary since January 1, 1993. There is no material unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Sun Capital or its Subsidiary.

      3.6 Financial Statements. Sun Capital has previously delivered to Bancorp copies of (a) the consolidated balance sheets of Sun Capital as of December 31, for fiscal 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal year 1995 as reported in Sun Capital's Annual Reports to shareholders accompanied by the audit report of Sun Capital's independent public accountants, with respect to Sun Capital, (b) the balance sheets of the Sun Capital Subsidiary as of December 31, for the fiscal year 1994, and the related statement of income, changes in shareholders' equity and cash flows for the fiscal years 1993 through 1994, as reported in the Subsidiary's Annual Reports to shareholders accompanied by the audit report of the Subsidiary's independent public accountants, with respect to the Subsidiary, and (c) the unaudited consolidated balance sheets of Sun Capital and its Subsidiary as of June 30, 1996, and June 30, 1995, and the related unaudited consolidated statements of income, cash flows and changes in shareholders' equity for the three month periods then ended. The financial statements referred to in this section 3.6 (including the related notes, where applicable) fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and changes in shareholders' equity and consolidated financial position of Sun Capital and its Subsidiary for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto. The allowances for credit losses contained in the financial statements referred to in this section 3.6 were adequate as of their respective dates to absorb reasonably anticipated losses in the loan portfolio of Sun Capital and its Subsidiary in view of the size and character of such portfolio, the current economic conditions, and other pertinent factors and no facts have subsequently come to the attention of management of Sun Capital that would cause management to restate in any material way the level of such allowance for credit losses. With respect to other real estate owned by Sun Capital and its Subsidiary, the value attributed thereto for purposes of compiling such financial statements does not exceed the aggregate fair market value of such real estate as of the date of acquisition of such real estate or as subsequently reduced, all in accordance with regulations of the applicable Regulatory Agencies. The books and records of Sun Capital and its Subsidiary have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

      3.7 Broker's Fees. Neither Sun Capital nor any Sun Capital Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement.

      3.8 Absence of Certain Changes or Events. (a) Except as publicly disclosed in Sun Capital Reports (as defined below) filed prior to the date hereof, since December 31, 1995, (i) neither Sun Capital nor its Subsidiary has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred that has had, or is reasonably likely to have, individually or in the aggregate, a material adverse effect on Sun Capital.

      (b) Except as publicly disclosed in Sun Capital Reports filed prior to the date hereof, since December 31, 1995, Sun Capital and its Subsidiary have carried on their respective businesses in the ordinary and usual course consistent with their past practices.

      (c)   Since January 1, 1996, neither Sun Capital nor its Subsidiary has
(i) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of January 1, 1996, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus other than customary year-end bonuses, (ii) suffered any strike, work stoppage, slowdown, or other labor disturbance, or
(iii) been the subject of any organizing activities known to Sun Capital.

      3.9 Legal Proceedings. (a) Except as publicly disclosed in Sun Capital Reports filed prior to the date hereof, neither Sun Capital nor its Subsidiary is a party to any, and there are no pending or, to the best of Sun Capital's knowledge, threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature (i) against Sun Capital or its Subsidiary as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have a material adverse effect on Sun Capital or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement.

      (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Sun Capital, its Subsidiary or the assets of Sun Capital or its Subsidiary that has had, or might reasonably be expected to have, a material adverse effect on Sun Capital.

      3.10 Taxes and Tax Returns. (a) Each of Sun Capital and its Subsidiaries has duly filed all federal, state and, to the best of Sun Capital's knowledge, material local returns (including, without limitation, estimated tax returns, income tax returns, franchise tax returns, information returns, and withholding/employment tax returns) required to be filed by it (all such returns being accurate and complete in all material respects) and has duly paid or made provisions for the payment of all Taxes (as defined below) and other governmental charges which have been incurred or are due or claimed to be due from it by federal, state, county or local taxing authorities (including, without limitation, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes or other charges that (1) are not yet delinquent or are being contested in good faith and (2) have not been finally determined. The income tax returns of Sun Capital and its Subsidiaries have been examined by the Internal Revenue Service (the "IRS"), and any liability with respect thereto has been satisfied for all years up to and including 1995, and no material deficiencies were asserted as a result of such examination or all such deficiencies were satisfied. To the best of Sun Capital's knowledge, there are no material disputes pending, or claims asserted, for Taxes or assessments upon Sun Capital or its Subsidiary, nor has Sun Capital or its Subsidiary been requested to give any currently effective waivers extending the statutory period of limitation applicable to any Federal, state, county or local income tax return for any period. In addition, (i) proper and accurate amounts have been withheld by Sun Capital and its Subsidiaries from their employees for all periods in compliance in all respects with the tax withholding provisions of applicable federal, state and local laws, (ii) federal, state, county and local returns that are accurate and complete in all material respects have been filed by Sun Capital and its Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social Security and unemployment taxes, (iii) the amounts shown on all federal, state, local or county returns to be due and payable have been paid in full or adequate provision therefor has been included by Sun Capital in its consolidated financial statements as of December 31, 1995, and (iv) there are no tax liens upon any property or assets of the Sun Capital or its Subsidiaries except liens for current taxes not yet due. To the knowledge of Sun Capital, no property of Sun Capital or its Subsidiary is property that Sun Capital or its Subsidiary is or will be required to treat as being owned by another person pursuant to the provisions of section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of section 169(h) of the Code. Neither Sun Capital nor its Subsidiary has been required to include in income any adjustment pursuant to section 481 of the Code by reason of a voluntary change in accounting method initiated by Sun Capital or its Subsidiary, and the Internal Revenue Service has not initiated or proposed any such adjustment or change in accounting method. Except as set forth in the financial statements described in section 3.6 hereof, neither Sun Capital nor its Subsidiary has entered into a transaction which is being accounted for as an installment obligation under section 453 of the Code.

      (b) As used in this Agreement, the term "Tax" or "Taxes" means all federal, state, county, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

      (c) Any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of Sun Capital or any of its affiliates who is a "Disqualified Individual" (as such term is defined in proposed Treasury Regulation section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Sun Capital Benefit Plan (as defined below) currently in effect would not be characterized as an "excess parachute payment" (as such term is defined in section 280G(b)(1) of the Code).

      (d) No disallowance of a deduction under section 162(m) of the Code for employee remuneration of any amount paid or payable by Sun Capital or the Subsidiary of Sun Capital under any contract, plan, program, arrangement or understanding is reasonably likely.

      3.11 Employees. (a) The Sun Capital Disclosure Schedule sets forth a true and complete list of each material plan, arrangement or agreement regarding compensation or benefits for any employees, former employees, directors, or former directors that is maintained as of the date of this Agreement (the "Sun Capital Benefit Plans") by Sun Capital or its Subsidiary or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with Sun Capital would be deemed a "single employer" within the meaning of section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      (b) Sun Capital has heretofore delivered to Bancorp true and complete copies of each of the Sun Capital Benefit Plans and all related documents, including but not limited to (i) the actuarial report for such Plan (if applicable) for each of the last two years, and (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Plan.

      (c) (i) Each of the Sun Capital Benefit Plans has been operated and administered in all material respects in compliance with applicable laws, including but not limited to ERISA and the Code, (ii) each of the Sun Capital Benefit Plans intended to be "qualified" within the meaning of section 401(a) of the Code is so qualified, (iii) with respect to each Sun Capital Benefit Plan that is subject to Title IV of ERISA, the present value of accrued benefits under such Sun Capital Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Sun Capital Benefit Plan's actuary with respect to such Sun Capital Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Sun Capital Benefit Plan allocable to such accrued benefits, (iv) no Sun Capital Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of Sun Capital, its Subsidiary or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any "employee pension plan," as that term is defined in section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of Sun Capital, its Subsidiary or the ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by Sun Capital, its Subsidiary or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Sun Capital, its Subsidiary or any ERISA Affiliate of incurring a material liability thereunder, (vi) no Sun Capital Benefit Plan is a "multiemployer pension plan," as such term is defined in section 3(37) of ERISA, (vii) all contributions or other amounts payable by Sun Capital or its Subsidiary as of the Effective Time with respect to each Sun Capital Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting practices and section 412 of the Code, (viii) neither Sun Capital, its Subsidiary nor any ERISA Affiliate has engaged in a transaction in connection with which Sun Capital, its Subsidiary or any ERISA Affiliate could be subject to either a material civil penalty assessed pursuant to section 409 or 502(i) of ERISA or a material tax imposed pursuant to section 4975 or 4976 of the Code, and (ix) to the best knowledge of Sun Capital there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Sun Capital Benefit Plans or any trusts related thereto.

      (d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any material payment including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of Sun Capital or its Subsidiary from Sun Capital or its Subsidiary under any Sun Capital Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Sun Capital Benefit Plan or
(iii) result in any acceleration of the time of payment or vesting of any such benefits to any material extent.

      (e) Sun Capital has previously delivered to Bancorp a schedule setting forth for each management employee of Sun Capital or its Subsidiary who is a party to any employment, golden parachute, or severance agreement, the approximate maximum amount of payments and benefits, other than vested retirement benefits and previously deferred compensation, to which each such employee will become entitled in the event that such employee's employment is terminated following the consummation of the Merger.

      3.12 Reports. Sun Capital has previously made available to Bancorp an accurate and complete copy of) all communication, reports, and statements mailed by Sun Capital to its shareholders since January 1, 1994, and no shareholder communication, reports, and statements contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Sun Capital has timely filed all Sun Capital Reports and other documents required to be filed under applicable federal and state law.

      3.13 Compliance with Applicable Law. (a) Sun Capital and its Subsidiary hold, and have at all times held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any material respect under any, applicable laws, statutes, orders, rules, regulations of any Governmental Entity relating to Sun Capital or its Subsidiary, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have a material adverse effect on Sun Capital, and neither Sun Capital nor its Subsidiary knows of, or has received notice of, any material violations of any of the above.

      (b) (i) No real property presently or previously owned, operated, or leased by Sun Capital or its Subsidiary or, to the best of their knowledge, currently securing any obligations owed to them has been used as a storage or disposal site for hazardous substances within the meaning of any applicable federal, state, or local statute, law, rule, or regulation, and no hazardous substances have been transferred from or to such real property, (ii) no governmental entity has issued any citation or notice of violation relating to any environmental matter concerning any real property owned, operated, or leased by Sun Capital or its Subsidiary or, to the best of their knowledge securing any obligations owed to them, and neither Sun Capital nor its Subsidiary has received any notice that any such real property may or will be included on any list of areas affected by any release of any hazardous substance or that it has or may be named as a responsible or potentially responsible party with respect to any hazardous substance site, and (iii) neither Sun Capital nor its Subsidiary has received any notice of any threatened investigation, proceeding, or litigation concerning any such real property with respect to any environmental matter or knows of any basis for any such investigation, proceeding, or litigation.

      3.14 Certain Contracts. (a) Neither Sun Capital nor its Subsidiary is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) that, upon the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Bancorp, Sun Capital, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) that materially restricts the conduct of any line of business by Sun Capital, (iv) with or to a labor union or guild (including any collective bargaining agreement) or (v) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Sun Capital has delivered to Bancorp a complete list as of the date of this Agreement of each contract to which Sun Capital or its Subsidiary is a party that involves an amount in excess of $10,000 or that has an unexpired term in excess of one year from the date of this Agreement other than loans, deposits, letters of credit, and similar transactions entered into by Sun Capital in the ordinary course of business. In addition, Sun Capital has previously delivered to Bancorp true and correct copies of all employment, consulting, and deferred compensation agreements that are in writing and a written summary of all such contracts that are material to Sun Capital and not in writing. Each contract, arrangement, commitment or understanding of the type described in this section 3.14(a), whether or not set forth in the Sun Capital Disclosure Schedule, is referred to herein as a "Sun Capital Contract." Neither Sun Capital nor its Subsidiary knows of, or has received notice of, any violation of any Sun Capital Contract by any of the other parties thereto that, individually or in the aggregate, would have a material adverse effect on Sun Capital.

      (b) (i) Each Sun Capital Contract is valid and binding and in full force and effect, (ii) Sun Capital and its Subsidiary has in all material respects performed all obligations required to be performed by it to date under each Sun Capital Contract, except where such noncompliance, individually or in the aggregate, would not have a material adverse effect on Sun Capital, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of Sun Capital or its Subsidiary or, to the knowledge of Sun Capital, on the part of any other party under any such Sun Capital Contract, except where such default, individually or in the aggregate, would not have a material adverse effect on Sun Capital.

      3.15 Agreements with Regulatory Agencies. Neither Sun Capital nor its Subsidiary is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth in the Sun Capital Disclosure Schedule, a "Regulatory Agreement"), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Sun Capital or its Subsidiary been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

      3.16 Undisclosed Liabilities. Except for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Sun Capital as of December 31, 1995, and for liabilities incurred in the ordinary course of business consistent with past practice, since December 31, 1995, neither Sun Capital nor its Subsidiary has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a material adverse effect on Sun Capital.

      3.17 Properties. Except as would not have a material adverse effect on Sun Capital, (i) except for assets disposed of in the ordinary course of business, Sun Capital and each of its Subsidiaries possess good and marketable title to and own, free of any encumbrances (other than liens for taxes not yet due, statutory rights of redemption with respect to properties acquired in the course of collecting loans, liens securing indebtedness of not more than $10,000, and easements or rights of way of public utilities or similar encumbrances not materially interfering with the conduct of business), all of their material real, personal, and intangible properties and other assets;
(ii) the leases pursuant to which Sun Capital or its Subsidiary lease real or personal property are valid and effective in accordance with their respective terms and, to the knowledge of Sun Capital, there is not, under any such lease, any material existing default or any event which, with the giving of notice or lapse of time or otherwise, would constitute a default; (iii) the material properties owned or leased by Sun Capital and its Subsidiary are in good condition, free from any defects that would materially interfere with the continued use thereof in the conduct of their normal operations; and (iv) Sun Capital and its Subsidiary own or lease all property upon which their continued business operations are materially dependent (except for properties securing loans by Sun Capital).

                                  ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF BANCORP

      Except as set forth in the disclosure schedule of Bancorp delivered to Sun Capital concurrently herewith (the "Bancorp Disclosure Schedule"), Bancorp hereby represents and warrants to Sun Capital as follows:

      4.1 Corporate Organization. (a) Bancorp is a corporation duly organized, validly existing under the laws of the State of Oregon. Bancorp has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a material adverse effect on Bancorp. Bancorp is duly registered as a bank holding company under the BHC Act. The Articles of Incorporation and Bylaws of Bancorp, copies of which have previously been made available to Sun Capital, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

      (b) Each Bancorp Subsidiary (i) is duly organized and validly existing as a bank, corporation or partnership under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a material adverse effect on Bancorp, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

      (c) The minute books of Bancorp accurately reflect in all material respects all corporate actions since January 1, 1994, of its shareholders and Board of Directors (including committees of the Board of Directors of Bancorp).

      4.2 Capitalization. (a) The authorized capital stock of Bancorp consists of (i) 250,000,000 shares of Bancorp Common Stock, of which as of June 30, 1996, 155,625,665 shares were issued and outstanding and (ii) 50,000,000 shares of Preferred Stock, no par value ("Bancorp Preferred Stock"), of which as of December 31, 1995, 6,000,000 shares designated as Series A were issued and outstanding. All of the issued and outstanding shares of Bancorp Common Stock and Bancorp Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except for (i) shares of Bancorp Common Stock reserved for issuance pursuant to the Bancorp Benefit Plans (as defined below), and (ii) Bancorp's dividend reinvestment and stock purchase plan (the "Bancorp DRIP"), Bancorp does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Bancorp Common Stock or Bancorp Preferred Stock or any other equity securities of Bancorp or any securities representing the right to purchase or otherwise receive any shares of Bancorp Common Stock or Bancorp Preferred Stock. As of June 30, 1996, 11,736,115 shares of Bancorp Common Stock were reserved for issuance pursuant to the Bancorp DRIP and Bancorp Benefit Plans and no shares of Bancorp Preferred Stock were reserved for issuance. As of the date of this Agreement, since June 30, 1996, Bancorp has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to (i) the grant of options to employees, (ii) the exercise of employee stock options granted prior to such date, (iii) the Bancorp DRIP, (iv) the Bancorp Employee Investment Plan, (v) the grant of options to non-employee directors, and (vi) the exercise of non-employee director stock options granted prior to such date. The shares of Bancorp Capital Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

      (b) Bancorp owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the Bancorp Subsidiaries, free and clear of any liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Bancorp Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

      4.3 Authority; No Violation. (a) Bancorp has full corporate power and authority to enter into an agreement with Sun Capital providing for the acquisition of Sun Capital by Bancorp and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall be duly and validly approved by the Board of Directors of Bancorp prior to the consummation of this Agreement and, once approved, no other corporate proceedings on the part of Bancorp are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Bancorp and (assuming due authorization, execution and delivery by Sun Capital) constitutes a valid and binding obligation of Bancorp, enforceable against Bancorp in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

      (b) Neither the execution and delivery of this Agreement by Bancorp, nor the consummation by Bancorp of the transactions contemplated hereby, nor compliance by Bancorp with any of the terms or provisions hereof, will (i) violate any provisions of the Articles of Incorporation or Bylaws of Bancorp or (ii) assuming that the consents and approvals referred to in section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Bancorp or its Subsidiary or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Bancorp or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Bancorp or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause
(y) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not have or be reasonably likely to have a material adverse effect on Bancorp.

      4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act,
(ii) the filing of any requisite applications with the FDIC in connection with the merger of Subsidiaries of Sun Capital and Bancorp, (iii) the filing of the State Approvals, (iv) any filings required under applicable state or federal securities (v) the filing of the Articles of Merger with the Oregon Secretary of State, (vi) the filing of the Utah Articles of Merger with the Utah Division of Corporations and Commercial Code, and (vii) the approval of this Agreement by the requisite vote of the shareholders of Sun Capital, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (A) the execution and delivery by Bancorp of this Agreement and (B) the consummation by Bancorp of the Merger and the other transactions contemplated hereby.

      4.5 Reports. Bancorp and each of its Subsidiaries have timely and properly filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 1996, with the Regulatory Agencies, and all other material reports and statements required to be filed by them since January 1, 1996, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Bancorp and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the best knowledge of Bancorp, investigation into the business or operations of Bancorp or any of its Subsidiaries since January 1, 1995. There is no material unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Bancorp or any of its Subsidiaries.

      4.6 Financial Statements. Bancorp has previously delivered to Sun Capital copies of (a) the consolidated balance sheets of Bancorp and its Subsidiaries as of December 31, for the fiscal years 1994 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years 1993 through 1995, inclusive, as reported in Bancorp's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case accompanied by the audit report of DeLoitte & Touche L.L.P., independent public accountants, with respect to Bancorp, and
(b) the unaudited consolidated balance sheets of Bancorp and its Subsidiaries as of June 30, 1996, and June 30, 1995, and the related unaudited consolidated statements of income, cash flows and changes in shareholders' equity for the three month periods then ended substantially in the form that is proposed to be reported in Bancorp's Quarterly Report on Form 10-Q for the period ended June 30, 1996, filed with the SEC under the Exchange Act. The financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and changes in shareholders' equity and consolidated financial position of Bancorp and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The allowances for credit losses contained in the financial statements referred to in this Section 4.6 were adequate as of their respective dates to absorb reasonably anticipated losses in the loan portfolio of Bancorp and its Subsidiaries in view of the size and character of such portfolio, the current economic conditions, and other pertinent factors and no facts have subsequently come to the attention of management of Bancorp that would cause management to restate in any material way the level of such allowance for credit losses. With respect to other real estate owned by Bancorp and its Subsidiaries, the value attributed thereto for purposes of compiling such financial statements does not exceed the aggregate fair market value of such real estate as of the date of acquisition of such real estate or as subsequently reduced, all in accordance with regulations of the applicable Regulatory Agencies. The books and records of Bancorp and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

      4.7 Brokers' Fees. Neither Bancorp nor any Bancorp Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement.

      4.8 Absence of Certain Changes or Events. (a) Except as publicly disclosed in Bancorp Reports (as defined below) filed prior to the date hereof, since December 31, 1995, (i) as of the date of this Agreement, neither Bancorp nor any of its Subsidiaries has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred that has had, or is reasonably likely to have, individually or in the aggregate, a material adverse effect on Bancorp.

      (b) Except as publicly disclosed in Bancorp Reports filed prior to the date hereof, from December 31, 1995, through the date of this Agreement, Bancorp and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices.

      (c) Since January 1, 1996, neither Bancorp nor any of its Subsidiaries has (i) suffered any strike, work stoppage, slowdown, or other labor disturbance or (ii) been the subject of any organizing activities.

      4.9 Legal Proceedings. (a) Except as publicly disclosed in Bancorp Reports filed prior to the date hereof, neither Bancorp nor any of its Subsidiaries is a party to any and there are no pending or, to the best of Bancorp's knowledge, threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature (i) against Bancorp or any of its Subsidiaries as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have a material adverse effect on Bancorp or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement.

      (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Bancorp, any of its Subsidiaries or the assets of Bancorp or any of its Subsidiaries that has had, or might reasonably be expected to have, a material adverse effect on Bancorp or the Surviving Corporation.

      4.10 Taxes and Tax Returns. (a) Each of Bancorp and its Subsidiaries has duly filed all federal, state and, to the best of Bancorp's knowledge, material local returns required to be filed by it on or prior to the date hereof (all such returns being accurate and complete in all material respects) and has duly paid or made provisions for the payment of all material Taxes (as defined herein) and other governmental charges which have been incurred or are due or claimed to be due from it by federal, state, county or local taxing authorities on or prior to the date of this Agreement (including, without limitation, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes or other charges (1) that are not yet delinquent or are being contested in good faith and (2) have not been finally determined. The income tax returns of Bancorp and its Subsidiaries have been examined by the Internal Revenue Service (the "IRS") and any liability with respect thereto has been satisfied for all years to and including 1985, and no material deficiencies were asserted as a result of such examination or all such deficiencies were satisfied. To the best of Bancorp's knowledge, there are no material disputes pending, or claims asserted for, Taxes or assessments upon Bancorp or any of its Subsidiaries, nor has Bancorp or any of its Subsidiaries been requested to give any currently effective waivers extending the statutory period of limitation applicable to any federal, state, county or local income tax return for any period. In addition, (i) proper and accurate amounts have been withheld by Bancorp and its Subsidiaries from their employees for all prior periods in compliance in all material respects with the tax withholding provisions of applicable federal, state and local laws, except where failure to do so would not have a material adverse effect on Bancorp, (ii) federal, state, county and local returns that are accurate and complete in all material respects have been filed by Bancorp and its Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social Security and unemployment taxes, except where failure to do so would not have a material adverse effect on Bancorp, (iii) the amounts shown on such federal, state, local or county returns to be due and payable have been paid in full or adequate provision therefor has been included by Bancorp in its consolidated financial statements as of December 31, 1995, except where failure to do so would not have a material adverse effect on Bancorp and (iv) to the best of Bancorp's knowledge there are no material Tax liens upon any property or assets of the Bancorp or its Subsidiaries except liens for current taxes not yet due. To the knowledge of Bancorp, no property of Bancorp or any of its Subsidiaries is property that Bancorp or any of its Subsidiaries is or will be required to treat as being owned by another person pursuant to the provisions of section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of section 169(h) of the Code. Neither Bancorp nor any of its Subsidiaries has been required to include in income any adjustment pursuant to section 481 of the Code by reason of a voluntary change in accounting method initiated by Bancorp or any of its Subsidiaries, and the Internal Revenue Service has not initiated or proposed any such adjustment or change in accounting method. Except as set forth in the financial statements described in section 4.6 hereof, neither Bancorp nor any of its Subsidiaries has entered into a transaction which is being accounted for as an installment obligation under section 453 of the Code, which would be reasonably likely to have a material adverse effect on Bancorp.

      (b) Any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of Bancorp or any of its affiliates who is a "Disqualified Individual" (as such term is defined in proposed Treasury Regulation section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Bancorp Benefit Plan currently in effect would not be characterized as an "excess parachute payment" (as such term is defined in section 280G(b)(1) of the Code).

      (c) No disallowance of a deduction under section 162(m) of the Code for employee remuneration of any amount paid or payable by Bancorp or any Subsidiary of Bancorp under any contract, plan, program, arrangement or understanding is reasonably likely.

      4.11 Employees. (a) The Bancorp Disclosure Schedule sets forth a true and complete list of each material plan, arrangement or agreement regarding compensation or benefits for any employees, former employees, directors, or former directors that is maintained as of the date of this Agreement (the "Bancorp Benefit Plans") by Bancorp, any of its Subsidiaries or by any trade or business; whether or not incorporated (a "Bancorp ERISA Affiliate"), all of which together with Bancorp would be deemed a "single employer" within the meaning of section 4001 of ERISA.

      (b) Bancorp has heretofore delivered or made available to Sun Capital true and complete copies of each of the Bancorp Benefit Plans and all related documents, including but not limited to (i) the actuarial report for such Bancorp Benefit Plan (if applicable) for each of the last two years, and (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Bancorp Benefit Plan.

      (c) (i) Each of the Bancorp Benefit Plans has been operated and administered in all material respects in compliance with applicable laws, including but not limited to ERISA and the Code, (ii) each of the Bancorp Benefit Plans intended to be "qualified" within the meaning of section 401(a) of the Code is so qualified, (iii) with respect to each Bancorp Benefit Plan that is subject to Title IV of ERISA, the present value of accrued benefits under such Bancorp Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Bancorp Benefit Plan's actuary with respect to such Bancorp Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Bancorp Benefit Plan allocable to such accrued benefits, (iv) no Bancorp Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Bancorp, its Subsidiaries or any Bancorp ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any "employee pension plan," as that term is defined in section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of Bancorp, its Subsidiaries or the Bancorp ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by Bancorp, its Subsidiaries or any Bancorp ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Bancorp, its Subsidiaries or any Bancorp ERISA Affiliate of incurring a material liability thereunder, (vi) no Bancorp Benefit Plan is a "multiemployer pension plan," as such term is defined in section 3(37) of ERISA, (vii) all contributions or other amounts payable by Bancorp or its Subsidiaries as of the Effective Time with respect to each Bancorp Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP and section 412 of the Code, (viii) neither Bancorp, its Subsidiaries nor any Bancorp ERISA Affiliate has engaged in a transaction in connection with which Bancorp, its Subsidiaries or any Bancorp ERISA Affiliate could be subject to either a material civil penalty assessed pursuant to section 409 or 502(i) of ERISA or a material tax imposed pursuant to section 4975 or 4976 of the Code, and (ix) to the best knowledge of Bancorp there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Bancorp Benefit Plans or any trusts related thereto.

      (d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of Bancorp or any of its affiliates from Bancorp or any of its affiliates under any Bancorp Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Bancorp Benefit Plan, or
(iii) result in any acceleration of the time of payment or vesting of any such benefits to any material extent.

      4.12 SEC Reports. Bancorp has previously made available to Sun Capital an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 1995, by Bancorp with the SEC pursuant to the Securities Act or the Exchange Act (the "Bancorp Reports") and prior to the date hereof and (b) communication mailed by Bancorp to its shareholders since January 1, 1995, and prior to the date hereof, and no such registration statement, prospectus, report, schedule, proxy statement or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Bancorp has timely filed all Bancorp Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Bancorp Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

      4.13 Compliance with Applicable Law. (a) Bancorp and each of its Subsidiaries hold, and have at all times held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any material respect under any, applicable laws, statutes, orders, rules, or regulations of any Governmental Entity relating to Bancorp or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have a material adverse effect on Bancorp, and neither Bancorp nor any of its Subsidiaries knows of, or has received notice of, any material violations of any of the above.

      (b) Except as would not have a material adverse effect, (i) no real property presently or previously owned, operated, or leased by Bancorp or any of its Subsidiaries or, to the best of their knowledge, securing any obligations owed to them has been used as a storage or disposal site for hazardous substances within the meaning of any applicable federal, state, or local statute, law, rule, or regulation, and no hazardous substances have been transferred from or to such real property, (ii) no governmental entity has issued any citation or notice of violation relating to any environmental matter concerning any real property owned, operated, or leased by Bancorp or any of its Subsidiaries or, to the best of their knowledge securing any obligations owed to them, and neither Bancorp nor any of its Subsidiaries has received any notice that any such real property may or will be included on any list of areas affected by any release of any hazardous substance or that it has or may be named as a responsible or potentially responsible party with respect to any hazardous substance site, and (iii) neither Bancorp nor any of its Subsidiaries has received any notice of any threatened investigation, proceeding, or litigation concerning any such real property with respect to any environmental matter or knows of any basis for any such investigation, proceeding, or litigation.

      4.14 Certain Contracts. (a) As of the date of this Agreement, neither Bancorp nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) that, upon the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Bancorp, Sun Capital, the surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) that is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Bancorp Reports, (iv) that materially restricts the conduct of any line of business by Bancorp, (v) with or to a labor union or guild (including any collective bargaining agreement), or (vi) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this section 4.14(a), whether or not set forth in the Bancorp Disclosure Schedule, is referred to herein as a "Bancorp Contract." Neither Bancorp nor any of its Subsidiaries knows of, or has received notice of, any violation of any Bancorp Contract by any of the other parties thereto that, individually or in the aggregate, would have a material adverse effect on Bancorp.

      (b) (i) Each Bancorp Contract is valid and binding and in full force and effect, (ii) Bancorp and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Bancorp Contract, except where such noncompliance, individually or in the aggregate, would not have a material adverse effect on Bancorp, and
(iii) no event or condition exists that constitutes or, after notice or lapse of time, or both, would constitute, a material default on the part of Bancorp or any of its Subsidiaries or, to the knowledge of Bancorp, on the part of any other party under any such Bancorp Contract, except where such default, individually or in the aggregate, would not have a material adverse effect on Bancorp.

      4.15 Agreements with Regulatory Agencies. Neither Bancorp nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth in the Bancorp Disclosure Schedule, a "Bancorp Regulatory Agreement"), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Bancorp or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

      4.16 Undisclosed Liabilities. As of the date of this Agreement, except for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Bancorp dated as of December 31, 1995, and for liabilities incurred in the ordinary course of business consistent with past practice, since December 31, 1995, neither Bancorp nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a material adverse effect on Bancorp.

                                   ARTICLE V
                   COVENANTS RELATING TO CONDUCT OF BUSINESS

      5.1 Conduct of Sun Capital Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Sun Capital shall, and shall cause its Subsidiary to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees and (iii) take no action that would adversely affect or delay the ability of Sun Capital or Bancorp to obtain any necessary approvals of any Regulatory Agency or other governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement.

      5.2 Sun Capital Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Sun Capital shall not, and shall not permit its Subsidiary to, without the prior written consent of Bancorp (which consent shall not be unreasonably withheld with respect to Section 5.2(c) of this Agreement):

            (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of Sun Capital or its Subsidiary to Sun Capital or its Subsidiary; it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance;

            (b) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations, convertible into or exchangeable for any shares of its capital stock, or grant or issue any stock appreciation rights or grant or issue to any individual, corporation or other entity any right to acquire any shares of its capital stock (except for dividends paid by its Subsidiary) and regular quarterly cash dividends consistent with past practice but in no event shall the dividends declared or paid by Sun Capital for the calendar year 1996 exceed an amount equal to the lesser of (i) $.60 per share (which amount shall include the $.20 per share dividend declared or paid in June 1996), or (ii) 17 percent of Sun Capital's net profits for the calendar year 1996); or issue any additional shares of capital stock or securities or obligations convertible into or exchangeable for shares of its capital stock;

            (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a direct or indirect wholly owned Subsidiary, or cancel, release or assign any indebtedness of any such person or any claims of Sun Capital or its Subsidiary against any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

            (d) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than its Subsidiary;

            (e) except for loans, deposits, letters of credit, and similar transactions in the ordinary course of business consistent with past practice,
(i) enter into any contract or agreement that involves an amount in excess of $10,000 or that will have a term in excess of one year or (ii) terminate or materially modify any contract or agreement that involves an amount in excess of $10,000 or that has a remaining term in excess of one year, or (iii) commit to any capital expenditure, or make any capital expenditure not committed to prior to the date of this Agreement, in excess of $10,000;

            (f) increase in any manner the compensation or fringe benefits of any of its employees other than increases for employees in the ordinary course of business consistent with past practice or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee other than amendments required to comply with applicable legal requirements or accelerate the vesting of any stock based compensation;

            (g) solicit, encourage or authorize any individual, corporation or other entity to solicit from any third party any inquiries or proposals relating to the disposition of its business or assets, or the acquisition of its voting securities, or the merger of it or its Subsidiary with any corporation or other entity other than as provided by this Agreement (and Sun Capital shall promptly notify Bancorp of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters) or unless Sun Capital shall have determined based upon the written advice of counsel that fiduciary duties under applicable law require otherwise, participate in any negotiations concerning or otherwise facilitate any such transaction;

            (h) settle any claim, action or proceeding involving material money damages, except in the ordinary course of business consistent with past practice;

            (i) take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of section 368 of the Code;

            (j)   amend its certificate of incorporation or its bylaws;

            (k) other than in prior consultation with Bancorp, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

            (l) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law; or

            (m) agree to, or make any commitment to, take any of the actions prohibited by this section 5.2.

      5.3 Bancorp Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Bancorp shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Sun Capital:

            (a) reclassify any of its capital stock or make, declare, or pay any dividend or make any other distribution on, any shares of its capital stock or any securities or obligations, convertible into or exchangeable for any shares of its capital stock (except for regular quarterly cash dividends at a rate not in excess of such rate as Bancorp from time to time adopts as its regular quarterly dividend rate and except for dividends paid by any of its wholly owned Subsidiaries or any of their wholly owned Subsidiaries);

            (b) take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of section 368 of the Code,

            (c) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions of the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

            (d) take any action that would adversely affect or delay its ability to obtain any necessary approvals of any Regulatory Agency or other governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement;

            (e) amend its articles of incorporation except with respect to the establishment of one or more series of preferred stock;

            (f) impose any stock transfer instructions or restrictive legends, excepts in the case of shares received by persons who are "affiliates" (as that term is defined in the Securities Act of 1933) of Bancorp or Sun Capital, or

            (g) agree to, or make any commitment to, take any of the actions prohibited by this section 5.3.

                                  ARTICLE VI
                             ADDITIONAL AGREEMENTS

      6.1 Regulatory Matters. (a) Bancorp and Sun Capital shall promptly prepare and file all filings, notices, reports, documents and information under applicable state or federal securities laws required to carry out the transactions contemplated by this Agreement, and Sun Capital shall furnish all information concerning Sun Capital and the holders of Sun Capital Common Stock as may be reasonably requested in connection with any such action.

      (b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Bancorp and Sun Capital shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Sun Capital or Bancorp, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

      (c) Bancorp and Sun Capital shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Bancorp, Sun Capital or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

      (d) Bancorp and Sun Capital shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

      6.2 Access. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of Bancorp and Sun Capital shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, and employees and, during such period, each of Bancorp and Sun Capital shall, and shall cause their respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws, savings and loan or savings association laws (other than reports or documents which Bancorp or Sun Capital, as the case may be, is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither Bancorp nor Sun Capital nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Bancorp's or Sun Capital's, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

      (b) Each of Bancorp and Sun Capital shall hold all information furnished by the other party or any of such party's Subsidiaries or representatives pursuant to section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement dated August 8, 1996, between Bancorp and Sun Capital (the "Confidentiality Agreement").

      (c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein.

      6.3 Shareholder Approval. Sun Capital shall call a meeting of its shareholders to be held as soon as practicable for the purpose of voting upon the requisite shareholder approval required in connection with this Agreement and the Merger. Sun Capital may, in lieu of holding a shareholder meeting, obtain approval of the merger through a majority written consent of its shareholders provided such written approval of the majority of the shareholders is in accordance with the laws of the state of Utah as well as the current articles of incorporation and bylaws of Sun Capital. Subject to fiduciary requirements under applicable law, the Board of Directors of Sun Capital shall recommend such approval to its shareholders and shall use reasonable efforts to solicit such approval.

      6.4 Legal Conditions to Merger. Each of Bancorp and Sun Capital shall, and shall cause its Subsidiaries to, use their reasonable best efforts
(a) to take, or cause to be taken, all actions necessary, proper, or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by Sun Capital or Bancorp or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.


      6.5 Stock Exchange Listing of Shares. If required by applicable federal or state law, Bancorp shall use its best efforts to cause the shares of Bancorp Common Stock to be issued in the Merger to be included for listing on the NASDAQ Stock Market National Market System, subject to official notice of issuance, prior to the Effective Time.

      6.6 Employee Benefit Plans. (a) Within a reasonable time after the Effective Time, and subject to applicable law, Bancorp shall provide to the employees of Bancorp and its Subsidiaries who formerly were employees of Sun Capital and its Subsidiary employee benefits, including but not limited to pension plans, thrift plans, management incentive plans, group life plans, accidental death and dismemberment plans, travel accident plans, medical and hospitalization plans and long term disability plans, substantially the same as those provided to similarly situated employees of Bancorp and its Subsidiaries. From and after the Effective Time, and until Bancorp has accomplished the actions contemplated by the preceding sentence, employees of Bancorp or its Subsidiaries who were employees of Sun Capital or its Subsidiary immediately prior to the Effective Time shall be provided with employee benefits under employee benefit plans of Sun Capital, employee benefit plans of Bancorp, or some combination thereof, as Bancorp shall reasonably deem appropriate in order to accomplish an orderly transition of benefits. From and after the Effective Time, employees of Bancorp or its Subsidiaries who were employees of Sun Capital and its Subsidiary immediately prior to the Effective Time shall receive full credit for all purposes under such plans,[except the accrual of benefits, for their length of service prior to the Effective Time with Sun Capital or its Subsidiary (and any predecessors thereto) to the extent such service would be recognized under such plans, if such service was with Bancorp and its Subsidiaries].

      (b) Bancorp agrees to honor in accordance with their terms (i) all Sun Capital Benefit Plans and (ii) all contracts, arrangements, commitments, or understandings described in section 3.14(a)(i) disclosed on the Sun Capital Disclosure Schedule, and (iii) all benefits vested thereunder as of the Effective Time; provided, however, that nothing in this sentence shall be interpreted as preventing Bancorp from amending, modifying or terminating any Sun Capital Benefit Plans, contracts, arrangements, commitments or understandings, in accordance with their terms. The provisions of this section 6.6 are intended to be for the benefit for, and enforceable by, each of the beneficiaries of or parties to such plans, contracts, arrangements, commitments, and understandings.

      6.7 Indemnification; Directors' and Officers' Insurance. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Sun Capital or its Subsidiary (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of Sun Capital, the Sun Capital Subsidiary or any of their respective predecessors or (ii) this Agreement, or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto.
It is understood and agreed that after the Effective Time, Bancorp shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation and in the event of any such threatened or actual claim, action, suit, proceeding, or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Bancorp; provided, however, that (1) Bancorp shall have the right to assume the defense thereof and upon such assumption Bancorp shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Bancorp elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between Bancorp and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Bancorp, and Bancorp shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties,
(2) Bancorp shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, unless an Indemnified Party shall have reasonably concluded, based on the advice of counsel, that in order to be adequately represented, separate counsel is necessary for such Indemnified Party, in which case, Bancorp shall be obligated to pay for such separate counsel, (3) Bancorp shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) Bancorp shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this section 6.7, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Bancorp thereof, provided that the failure to so notify shall not affect the obligations of Bancorp under this section 6.7 except to the extent such failure to notify materially prejudices Bancorp. Bancorp's obligations under this section 6.7 continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the final disposition of such Claim and provided further that Bancorp shall have the right of set-off against any payments required to be made by Bancorp to an Indemnified Party pursuant to this section 6.7(a) to the extent that such Indemnified Party shall have received the indemnification to which such Indemnified Party is entitled from an insurer under a directors' and officers' liability insurance policy maintained by Sun Capital or Bancorp. Notwithstanding the foregoing provisions of this section 6.7(a), Bancorp shall have no obligation to indemnify the Indemnified Parties (or advance expenses to them) except to the extent they would be entitled to such indemnification (or advance) under the provisions of Bancorp's Articles of Incorporation or Bylaws or any agreement to which Bancorp is a party as in effect on the date of this Agreement if such Indemnified Parties had been officers or directors of Bancorp at the time of the event giving rise to such indemnification.

      (b) Bancorp shall use its best efforts to cause the persons serving as officers and directors of Sun Capital immediately prior to the Effective Time to be covered for a period of six (6) years from the Effective Time by the directors' and officers' liability insurance policy maintained by Bancorp, if any (provided that Bancorp may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall Bancorp be required to expend more than 200 percent of the current amount expended by Sun Capital (the "Insurance Amount") to maintain or procure insurance coverage pursuant hereto and further provided that if Bancorp is unable to maintain or obtain the insurance called for by this section 6.7(b), Bancorp shall use its best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

      (c) In the event Bancorp or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Bancorp assume the obligations set forth in this section.

      (d) The provisions of this section 6.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

      6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of Bancorp and a Subsidiary of Sun Capital) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Bancorp. Pending the Effective Time, Bancorp and Sun Capital shall consult with one another and cooperate as reasonably requested by Bancorp to facilitate the integration of their respective operations as promptly as practicable after the Effective Time. Such cooperation shall include, if requested, the entering into of merger agreements between or among their respective Subsidiaries and the filing of appropriate regulatory applications with respect thereto (conditioned upon the effectiveness of the Merger), communicating with employees, consultation regarding material contracts, renewals, and capital commitments to be entered into by Sun Capital and its Subsidiaries, coordination regarding third-party service agreements with a view to providing common products and services as expeditiously as practicable following the Effective Time, making arrangements for employee training prior to the Effective Time and taking action to facilitate an orderly conversion of data processing operations to occur promptly following the Effective Time, provided that the cooperation required under this section 6.8 shall not be deemed to require actions that would materially delay or impede the Merger.

      6.9 Advice of Changes. Bancorp and Sun Capital shall promptly advise the other party of any change or event having, or that would be reasonably likely to have, a material adverse effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.

      6.10 Dividends. After the date of this Agreement, each of Bancorp and Sun Capital shall coordinate with the other the declaration of any dividends in respect of Bancorp Common Stock and Sun Capital Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Bancorp Common Stock or Sun Capital Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Bancorp Common Stock and/or Sun Capital Common Stock and any shares of Bancorp Common Stock any such holder receives in exchange therefor in the Merger. Notwithstanding anything herein to the contrary, Sun Capital is permitted to declare and pay regular cash dividends consistent with past practice provided the dividends declared or paid by Sun Capital in the calendar year 1996 do not exceed an amount equal to the lesser of (i) $.60 per share (which amount shall include the $.20 per share dividend declared or paid in June 1996), or (ii) 17 percent of Sun Capital's net profits for the calendar year 1996.

      6.11 Affiliates. Each of Bancorp and Sun Capital shall use its best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of such party to deliver to the other party hereto, as soon as practicable after the date of this Agreement, and prior to the date of the shareholder meeting called by Sun Capital to approve this Agreement, a written agreement, in a form mutually acceptable to Bancorp and Sun Capital, providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of Bancorp Common Stock to be received by such "affiliate" in the Merger, except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding any other provision of this Agreement, no certificate of Bancorp Common Stock shall be delivered in exchange for Sun Capital Certificates held by any such "affiliate" who shall not have executed and delivered such an agreement.

                                  ARTICLE VII
                             CONDITIONS PRECEDENT

      7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

            (a) Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite affirmative vote of the holders of Sun Capital Common Stock entitled to vote thereon.

            (b) NASDAQ Listing. The shares of Bancorp Common Stock that shall be issued to the shareholders of Sun Capital upon consummation of the Merger shall have been authorized for listing on the NASDAQ Stock Market National Market System subject to official notice of issuance.

            (c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained without the imposition of any conditions that are in Bancorp's reasonable judgment unduly burdensome and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals"), and all other material consents or approvals of any third party required in connection with the consummation of the Merger as set forth in the Sun Capital Disclosure Schedule or Bancorp Disclosure Schedule shall have been obtained

            (d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

            (e) Federal Tax Opinions. Bancorp shall have received an opinion of DeLoitte & Touche, on behalf of Bancorp, and Sun Capital shall have received an opinion of Savage & Esplin, on behalf of Sun Capital, in form and substance reasonably satisfactory to Bancorp and Sun Capital, dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for Federal income tax purposes as part of one or more reorganizations within the meaning of section 368 of the Code and that accordingly:

                (i) No gain or loss will be recognized by Bancorp or Sun Capital as a result of the Merger;

                (ii) No gain or loss will be recognized by the shareholders of Sun Capital who exchange their Sun Capital Common Stock solely for Bancorp Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Bancorp Common Stock); and

                (iii) The tax basis of the Bancorp Common Stock received by shareholders who exchange all of their Sun Capital Common Stock solely for Bancorp Common Stock in the Merger will be the same as the tax basis of the Sun Capital Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

            In rendering such opinion, such firms may require and rely upon representations contained in certificates of officers of Bancorp, Sun Capital and others.

      7.2 Conditions to Obligations of Bancorp. The obligation of Bancorp to effect the Merger is also subject to the satisfaction or waiver by Bancorp at or prior to the Effective Time of the following conditions:

             (a) Representations and Warranties. The representations and warranties of Sun Capital set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Bancorp shall have received a certificate signed on behalf of Sun Capital by the Chief Executive Officer and the Chief Financial Officer of Sun Capital to the foregoing effect.

             (b) Performance of Obligations of Sun Capital. Sun Capital shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Bancorp shall have received a certificate signed on behalf of Sun Capital by the Chief Executive Officer and the Chief Financial Officer of Sun Capital to such effect.

      7.3 Conditions to Obligations of Sun Capital. The obligation of Sun Capital to effect the Merger is also subject to the satisfaction or waiver by Sun Capital at or prior to the Effective Time of the following conditions:

            (a) Representations and Warranties. The representations and warranties of Bancorp set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Sun Capital shall have received a certificate signed on behalf of Bancorp by the Chief Executive Officer and the Chief Financial Officer of Bancorp to the foregoing effect.

            (b) Performance of Obligations of Bancorp. Bancorp shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Sun Capital shall have received a certificate signed on behalf of Bancorp by the Chief Executive Officer and the Chief Financial Officer of Bancorp to such effect.

                                 ARTICLE VIII
                           TERMINATION AND AMENDMENT

      8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Sun Capital:

            (a) by mutual consent of Bancorp and Sun Capital in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

            (b) by either the Board of Directors of Bancorp or the Board of Directors of Sun Capital (i) if any Governmental Entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or (ii) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

            (c) by either the Board of Directors of Bancorp or the Board of Directors of Sun Capital if the Merger shall not have been consummated on or before March 31, 1997, unless the failure of the Closing to occur by such date shall be due to the breach by the party seeking to terminate this Agreement of any representation, warranty, covenant, or other agreement of such party set forth herein;

            (d) by either the Board of Directors of Bancorp or the Board of Directors of Sun Capital (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within forty-five (45) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; or

            (e) by either Bancorp or the Sun Capital if any approval of the shareholders of Sun Capital required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment or postponement thereof.

      8.2 Effect of Termination. In the event of termination of this Agreement by either Bancorp or Sun Capital as provided in section 8.1, this Agreement shall forthwith become void and have no effect, and none of Bancorp, Sun Capital, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except
(i) sections 6.2(b), 8.2, 9.2 and 9.3, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Bancorp nor Sun Capital shall be relieved or released from any liabilities or damages arising out of its intentional or willful breach of any provision of this Agreement.

      8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Sun Capital; provided, however, that after any approval of the transactions contemplated by this Agreement by Sun Capital's shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement that reduces the amount or changes the form of the consideration to be delivered to the Sun Capital shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by Sun Capital's shareholders, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the Sun Capital shareholders hereunder other than as contemplated by this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                  ARTICLE IX
                              GENERAL PROVISIONS

      9.1 Closing. Subject to the terms and conditions of this Agreement and the Merger Agreement, the closing of the Merger (the "Closing") will take place at 10 a.m. on a date to be specified by Bancorp, which shall be no earlier than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (the "Closing Date").

      9.2 Nonsurvival of Representations, Warranties, and Agreements. None of the representations, warranties, covenants, and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply in whole or in part after the Effective Time.

      9.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

      9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested), or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

            (a)   if to U. S. Bancorp, to:

            U. S. Bancorp
            111 S.W. Fifth Avenue, T-31
            Portland, Oregon  97204
            Facsimile:  (503) 275-3706
            Attention:  Dwight V. Board

            with copies to:

            U. S. Bancorp
            111 S.W. Fifth Avenue, T-31
            Portland, Oregon  97204
            Facsimile:  (503) 275-7268
            Attention:  Jaqluin M. Bickmore Lloyd, Esq.

            (b)   if to Sun Capital Bancorp to:

            Sun Capital Bancorp
            60 South 100 East
            St. George, Utah 84770
            Facsimile:  (801) 628-3398
            Attention:  John Allen
            with copies to:

            Kruse, Landa & Maycock, LLC
            8th Floor, Bank One Tower
            50 West Broadway (300 South)
            Salt Lake City, Utah  84101
            Attention:  James R. Kruse, Esq.

      9.5 Interpretation. When a reference is made in this Agreement to sections, Exhibits, or Schedules, such reference shall be to a section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes," and "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." No provision of this Agreement shall be construed to require Sun Capital, Bancorp, or any of their respective Subsidiaries or affiliates to take any action that would violate any applicable law, rule, or regulation. Any exception to the representations and warranties of Sun Capital or Bancorp, respectively, contained in the Sun Capital Disclosure Schedule or Bancorp Disclosure Schedule, as the case may be, shall be effective only as to the particular sections of this Agreement specifically referenced in such exception.

      9.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

      9.7 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof other than the Confidentiality Agreement.

      9.8 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Oregon, without regard to any applicable conflicts of law rules thereof.

      9.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provision of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      9.10 Publicity. Except as otherwise required by applicable law or the rules of the NASDAQ Stock Market, neither Bancorp nor Sun Capital shall, or shall permit its Subsidiary to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

      9.11 Assignment. Neither this Agreement nor any of the rights, interests, or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in section 6.6(b) and section 6.7 hereof, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                          U. S. BANCORP


Attest:  /s/ Sheryl W. Dawson                   By: /s/ Dwight B. Board
      Sheryl W. Dawson                          Dwight B. Board
      Assistant Secretary                       Executive Vice President

                                          SUN CAPITAL BANCORP


Attest: /s/ Kenneth Schone                      By: /s/ John Allen
      Kenneth Schone                            John Allen
      Secretary                                 President

                                  Appendix 2

                         Part 13.  Dissenters' Rights

16-10a-1301  DEFINITIONS.--For purposes of Part 13:

      (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

      (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

      (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 16-10a-1302 and who exercises that right when and in the manner required by Sections 16-10a-1320 through 16-10a-1328.

      (4) "Fair value" with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

      (5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the statutory rate set forth in Section 15-1-1, compounded annually.

      (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent the beneficial owner is recognized by the corporation as the shareholder as provided in
Section 16-10a-723.

      (7) "Shareholder" means the record shareholder or the beneficial shareholder.

16-10a-1302 RIGHT TO DISSENT.--(1) A shareholder, whether or not entitled to vote, is entitled to dissent from, and obtain payment of the fair value of shares held by him in the event of, any of the following corporate actions:

      (a) consummation of a plan of merger to which the corporation is a party if:

      (i)   shareholder approval is required for the merger by
Section 16-10a-1103 or the articles of incorporation; or

      (ii) the corporation is a subsidiary that is merged with its parent under Section 16-10a-1104;

      (b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

      (c) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under Subsection 16-10a-1202(1), but not including a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale; and

      (d) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to Subsection 16-10a-1202(2).

      (2) A shareholder is entitled to dissent and obtain payment of the fair value of his shares in the event of any other corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors so provides.

      (3) Notwithstanding the other provisions of this part, except to the extent otherwise provided in the articles of incorporation, bylaws, or a resolution of the board of directors, and subject to the limitations set forth in Subsection (4), a shareholder is not entitled to dissent and obtain payment under Subsection (1) of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal Securities Exchange Act of 1934, as amended, or on the National Mark-et System of the National Association of Securities Dealers Automated Quotation System, or were held of record by more than 2,000 shareholders, at the time of:

      (a) the record date fixed under Section 16-10a-707 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;

      (b) the record date fixed under Section 16-10a-704 to determine shareholders entitled to sign writings consenting to the proposed corporate action; or

      (c) the effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

      (4) The limitation set forth in Subsection (3) does not apply if the shareholder will receive for his shares, pursuant to the corporate action, anything except:

      (a) shares of the corporation surviving the consummation of the plan of merger or share exchange;

      (b) shares of a corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal Securities Exchange Act of 1934, as amended, or on the National Market System of the National Association of Securities Dealers Automated Quotation System, or will be held of record by more than 2,000 shareholders;

      (c)    cash in lieu of fractional shares; or

      (d) any combination of the shares described in Subsection (4), or cash in lieu of fractional shares.

      (5) A shareholder entitled to dissent and obtain payment for his shares under this part may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to him or to the corporation.

      16-10a-1303 DISSENT BY NOMINEES AND BENEFICIAL OWNERS.--(1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if the shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states the dissent and the name and address of each person on whose behalf dissenters' rights are being asserted. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the other shares held of record by him were registered in the names of different shareholders.

      (2) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

      (a) the beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

      (b) the beneficial shareholder dissents with respect to all shares of which he is the beneficial shareholder.

      (3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each beneficial shareholder must certify to the corporation that both he and the record shareholders of all shares owned beneficially by him have asserted, or will timely assert, dissenters' rights as to all the shares unlimited on the ability to exercise dissenters' rights. The certification requirement must be stated in the dissenters' notice given pursuant to
Section 16-10a-1322.

      16-10a-1320 NOTICE OF DISSENTERS' RIGHTS.--(1) If a proposed corporate action creating dissenters' rights under Section 16-10a-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must be sent to all shareholders of the corporation as of the applicable record date, whether or not they are entitled to vote at the meeting. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this part. The notice must be accompanied by a copy of this part and the materials, if any, that under this chapter are required to be given the shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as required by this subsection does not affect any action taken at the shareholders' meeting for which the notice was to have been given.

      (2)   If a proposed corporate action creating dissenters' rights under
Section 16-10a-1302 is authorized without a meeting of shareholders pursuant to Section 16-10a-704, any written or oral solicitation of a shareholder to execute a written consent to the action contemplated by Section 16-10a-704 must be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this part, by a copy of this part, and by the materials, if any, that under this chapter would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give written notice as provided by this subsection does not affect any action taken pursuant to Section 16-10a-704 for which the notice was to have been given.

      16-10a-1321 DEMAND FOR PAYMENT--ELIGIBILITY AND NOTICE OF INTENT.--(1) If a proposed corporate action creating dissenters' rights under
Section 16-10a-1302 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

      (a) must cause the corporation to receive, before the vote is taken, written notice of his intent to demand payment for shares if the proposed action is effectuated; and

      (b)    may not vote any of his shares in favor of the proposed action.

      (2)   If a proposed corporate action creating dissenters' rights under
Section 16-10a-1302 is authorized without a meeting of shareholders pursuant to Section 16-10a-704, a shareholder who wishes to assert dissenters' rights may not execute a writing consenting to the proposed corporate action.

      (3) In order to be entitled to payment for shares under this part, unless otherwise provided in the articles of incorporation, bylaws, or a resolution adopted by the board of directors, a shareholder must have been a shareholder with respect to the shares for which payment is demanded as of the date the proposed corporate action creating dissenters' rights under
Section 16-10a-1302 is approved by the shareholders, if shareholder approval is required, or as of the effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

      (4) A shareholder who does not satisfy the requirements of Subsections (1) through (3) is not entitled to payment for shares under this part.

      16-10a-1322 DISSENTERS' NOTICE.--(1) If a proposed corporate action creating dissenters' rights under Section 16-10a-1302 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this part.

      (2) The dissenters' notice required by Subsection (1) must be sent no later than ten days after the effective date of the corporate action creating dissenters' rights under Section 16-10a-1302, and shall:

      (a) state that the corporate action was authorized and the effective date or proposed effective date of the corporate action;

      (b) state an address at which the corporation will receive payment demands and an address at which certificates for certificated shares must be deposited;

      (c) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

      (d) supply a form for demanding payment, which form requests a dissenter to state an address to which payment is to be made;

      (e) set a date by which the corporation must receive the payment demand and by which certificates for certificated shares must be deposited at the address indicated in the dissenters' notice, which dates may not be fewer than 30 nor more than 70 days after the date the dissenters' notice required by Subsection (1) is given;

      (f) state the requirement contemplated by Subsection 16-10a-1303(3), if the requirement is imposed; and

      (g)   be accompanied by a copy of this part.

      16-10a-1323 PROCEDURE TO DEMAND PAYMENT.--(1) A shareholder who is given a dissenters' notice described in Section 16-10a-1322, who meets the requirements of Section 16-10a-1321, and wishes to assert dissenters' rights must, in accordance with the terms of the dissenters' notice:

      (a) cause the corporation to receive a payment demand, which may be the payment demand form contemplated in Subsection 16-10a-1322(2)(d), duly completed, or may be stated in another writing;

      (b) deposit certificates for his certificated shares in accordance with the terms of the dissenters' notice; and

      (c) if required by the corporation in the dissenters' notice described in Section 16-10a-1322, as contemplated by Section 16-10a-1327, certify in writing, in or with the payment demand, whether or not he or the person on whose behalf he asserts dissenters' rights acquired beneficial ownership of the shares before the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under Section 16-10a-1302.

      (2)    A shareholder who demands payment in accordance with Subsection
(1) retains all rights of a shareholder except the right to transfer the shares until the effective date of the proposed corporate action giving rise to the exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of the corporate action.

      (3) A shareholder who does not demand payment and deposit share certificates as required, by the date or dates set in the dissenters' notice, is not entitled to payment for shares under this part.

      16-10a-1324 UNCERTIFICATED SHARES.--(1) Upon receipt of a demand for payment under Section 16-10a-1323 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer of the shares until the proposed corporate action is taken or the restrictions are released under
Section 16-10a-1326.

      (2) In all other respects, the provisions of Section 16-10a-1323 apply to shareholders who own uncertificated shares.

      16-10a-1325 PAYMENT.--(1) Except as provided in Section 16-10a-1327, upon the later of the effective date of the corporate action creating dissenters' rights under Section 16-10a-1302, and receipt by the corporation of each payment demand pursuant to Section 16-1Oa-1323, the corporation shall pay the amount the corporation estimates to be the fair value of the dissenters' shares, plus interest to each dissenter who has complied with
Section 16-10a-1323, and who meets the requirements of Section 16- 10a-1321, and who has not yet received payment.

      (2)   Each payment made pursuant to Subsection (1) must be accompanied by:

      (a) (i) (A) the corporation's balance sheet as of the end of its most recent fiscal year, or if not available, a fiscal year ending not more than 16 months before the date of payment;

      (B)   an income statement for that year;

      (C) a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, if the corporation customarily provides such statements to shareholders; and

      (D)   the latest available interim financial statements, if any;

      (ii) the balance sheet and statements referred to in Subsection (i) must be audited if the corporation customarily provides audited financial statements to shareholders;

      (b) a statement of the corporation's estimate of the fair value of the shares and the amount of interest payable with respect to the shares;

      (c)   a statement of the dissenter's right to demand payment under
Section 16-10a-1328; and

      (d)   a copy of this part.

      16-10a-1326 FAILURE TO TAKE ACTION.--(1) If the effective date of the corporate action creating dissenters' rights under Section 16-10a-1302 does not occur within 60 days after the date set by the corporation as the date by which the corporation must receive payment demands as provided in
Section 16-10a-1322, the corporation shall return all deposited certificates and release the transfer restrictions imposed on uncertificated shares, and all shareholders who submitted a demand for payment pursuant to
Section 116-10a-1323 shall thereafter have all rights of a shareholder as if no demand for payment had been made.

      (2) If the effective date of the corporate action creating dissenters' rights under Section 16-10a-1302 occurs more than 60 days after the date set by the corporation as the date by which the corporation must receive payment demands as provided in Section 16-10a-1322, then the corporation shall send a new dissenters' notice, as provided in Section 16-10a-1322, and the provisions of Sections 16-10a-1323 through 16-10a-1328 shall again be applicable.

      16-10a-1327 SPECIAL PROVISIONS RELATING TO SHARES ACQUIRED AFTER ANNOUNCEMENT OF PROPOSED CORPORATE ACTION.--(1) A corporation may, with the dissenters' notice given pursuant to Section 16-10a-1302, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under
Section 16-10a-1302 and state that a shareholder who asserts dissenters' rights must certify in writing, in or with the payment demand, whether or not he or the person on whose behalf he asserts dissenters' rights acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not certify in writing, in or with the payment demand that he or the person on whose behalf the dissenters' rights are being asserted, acquired beneficial ownership of the shares before that date, the corporation may, in lieu of making the payment provided in Section 16-10a-1325, offer to make payment if the dissenter agrees to accept it in full satisfaction of the demand.

      (2) An offer to make payment under Subsection (1) shall include or be accompanied by the information required by Subsection 16-10a-1325 (2).

      16-10a-1328 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.--(1) A dissenter who has not accepted an offer made by a corporation under Section 16-10a-1327 may notify the corporation in writing of his own estimate of the fair value of his shares and demand payment of the estimated amount, plus interest, less any payment made under Section 16-10a-1325, if:

      (a)    the dissenter believes that the amount paid under
Section 16-10a-1325 or offered under Section 16-10a-1327 is less than the fair value of the shares;

      (b) the corporation fails to make payment under Section 16-10a-1325 within 60 days after the date set by the corporation as the date by which it must receive the payment demand; or

      (c) the corporation, having failed to take the proposed corporate action creating dissenters' rights, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by Section 16-10a-1326.

      (2) A dissenter waives the right to demand payment under this section unless he causes the corporation to receive the notice required by Subsection
(1) within 30 days after the corporation made or offered payment for his shares.

      16-10a-1330 JUDICIAL APPRAISAL OF SHARES-COURT ACTION.--(1) If a demand for payment under Section 16-10a-1328 remains unresolved, the corporation shall commence a proceeding within 60 days after receiving the payment demand contemplated by Section 16-10a-1328, and petition the court to determine the fair value of the shares and the amount of interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unresolved the amount demanded.

      (2) The corporation shall commence the proceeding described in Subsection (1) in the district court of the county in this state where the corporation's principal office, or if it has no principal office in this state, the county where its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with, or whose shares were acquired by, the foreign corporation was located.

      (3) The corporation shall make all dissenters who have satisfied the requirements of Sections 16-10a-1321, 16-10a-1323, and 16-10a-1328, whether or not they are residents of this state whose demands remain unresolved, parties to the proceeding commenced under Subsection (2) as an action against their shares. All such dissenters who are named as parties must be served with a copy of the petition. Service on each dissenter may be registered or certified mail to the address stated in his payment demand made pursuant to
Section 16-10a-1328. If no address is stated in the payment demand, service may be made at the address stated in the payment demand given pursuant to
Section 16-10a-1323. If no address is stated in the payment demand, service may be made at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares. Service may also be made otherwise as provided by law.

      (4) The jurisdiction of the court in which the proceeding is commenced under Subsection (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

      (5) Each dissenter made a party to the proceeding commenced under Subsection (2) is entitled to judgment:

      (a) for the amount, if any, by which the court finds that the fair value of his shares, plus interest, exceeds the amount paid by the corporation pursuant to Section 16-10a-1325; or

      (b) for the fair value, plus interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under Section 16-10a-1327.

      16-10a-1331 COURT COSTS AND COUNSEL FEES.--(1) The court in an ap-praisal proceeding commenced under Section 16-10a-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds that the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 16-10a-1328.

      (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

      (a) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections 16-10a-1320 through 16-10a-1328; or

      (b) against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

      (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                             Part 14.  Dissolution

      16-10a-1401 AUTHORIZATION TO DISSOLUTION PRIOR TO ISSUANCE OF SHARES.-- If a corporation has not yet issued shares, a majority of its directors, or if no directors have been elected or if elected directors are no longer serving, a majority of its incorporators may authorize the dissolution of the corporation.

      16-10a-1402 AUTHORIZATION OF DISSOLUTION AFTER ISSUANCE OF SHARES.--(1) After shares have been issued, dissolution of a corporation may be authorized in the manner provided in Subsection (2).

      (2)   For a proposal to dissolve the corporation to be authorized:

      (a) the board of directors must recommend dissolution to the shareholders unless the board of directors determines that because of a conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the shareholders; and

      (b) the shareholders entitled to vote on the proposal must approve the proposal to dissolve as provided in Subsection (5).

      (3) The board of directors may condition the effectiveness of the dissolution on any basis.

      (4)   The corporation shall give notice in accordance with
Section 16-10a-705 to each shareholder entitled to vote on the proposal to dissolve, of the proposed shareholders' meeting at which the proposal to dissolve will be voted upon. The notice must state that the purpose or one of the purposes of the meeting is to consider the proposal to dissolve the corporation.

      (5) The proposal to dissolve must be approved by each voting group entitled to vote separately on the proposal, by a majority of all the votes entitled to be cast on the proposal by that voting group, unless a greater vote is required by the articles of incorporation, the initial bylaws or the bylaws amended pursuant to Section 16-10a-1021, or the board of directors acting pursuant to Subsection (3).

      16-10a-1403 ARTICLES OF DISSOLUTION.--(1) At any time after dissolution is authorized, the corporation may dissolve by delivering to the division for filing articles of dissolution setting forth:

      (a)   the name of the corporation;

      (b) the address of the corporation's principal office or, if none is to be maintained, a statement that the corporation will not maintain a principal office, and, if different from the address of the principal office or if no principal office is to be maintained, the address to which service of process may be mailed pursuant to Section 16-10a-1409;

      (c)   the date dissolution was authorized;

      (d) if dissolution was authorized by the directors or the incorporators pursuant to Section 16-10a-1401, a statement to that effect;

      (e)   if dissolution was approved by the shareholders pursuant to
Section 16-10a-1402:

      (i) the number of votes entitled to be cast on the proposal to dissolve by each voting group entitled to vote separately thereon; and

      (ii) either the total number of votes cast for and against dissolution by each voting group or the total number of undisputed votes cast for dissolution by each voting group and a statement that the number cast for dissolution was sufficient for approval; and
      (f) any additional information the division determines is necessary or appropriate.

      (2) A corporation is dissolved upon the effective date of its articles of dissolution.

      16-10a-1404 REVOCATION OF DISSOLUTION.--(1) A corporation may revoke its dissolution within 120 days after the effective date of the dissolution.

      (2) Revocation of dissolution must be authorized in the same manner as the dissolution was authorized unless, in the case of authorization pursuant to Section 16-10a-1402, that authorization permitted revocation by action of the board of directors alone, in which event the board of directors may revoke the dissolution without shareholder action.

      (3) After the revocation of dissolution is authorized, the corporation may revoke the dissolution by delivering to the division for filing articles of revocation of dissolution, together with a copy of its articles of dissolution, that set forth:

      (a)   the name of the corporation;

      (b)   the effective date of the dissolution that was revoked;

      (c)   the date that the revocation of dissolution was authorized;

      (d) if pursuant to Subsection (2) the corporation's board of directors or incorporators revoked the dissolution authorized under Section 16-10a-1401, a statement to that effect;

      (e) if pursuant to Subsection (2) the corporation's board of directors revoked a dissolution approved by the shareholders, a statement that the revocation was permitted by action by the board of directors alone pursuant to that authorization; and

      (f) if the revocation of dissolution was approved pursuant to Subsection (2) by the shareholders, the information required by Subsection 16-10a-1403(1)(e).

      (4) Revocation of dissolution is effective as provided in Subsection 16-10a-123(1). A provision may not be made for a delayed effective date for revocation pursuant to Subsection 16-10a-123(2).

      (5) When the revocation of dissolution is effective, it relates back to and takes effect as of the effective date of the dissolution and the corporation may carry on its business as if dissolution had never occurred.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Directors and Officers.

            ORS 60.367, a section of the Oregon Business Corporation Act (the "Act"), provides that any director held liable for an unlawful distribution in violation of ORS 60.367 is entitled to contribution from (i) every other director who voted for or assented to the distribution without complying with the applicable statutory standards of conduct and (ii) each shareholder for the amount the shareholder accepted knowing the distribution was made in violation of the Act or the corporation's articles of incorporation.

            Under Sections 60.387 to 60.414 of the Act, a person who is made a party to a proceeding because such person is or was an officer or director of a corporation (an "Indemnitee") shall be indemnified by the corporation (unless the corporation's articles of incorporation provide otherwise) against reasonable expenses incurred by the Indemnitee in connection with the proceeding if the Indemnitee is wholly successful on the merits or otherwise or if ordered by a court of competent jurisdiction. In addition, under said sections, a corporation is permitted to indemnify an Indemnitee against liability incurred in a proceeding if (i) the Indemnitee's conduct was in good faith and in a manner he or she reasonably believed was in the corporation's best interests or at least not opposed to its best interests, (ii) the Indemnitee had no reasonable cause to believe his or her conduct was unlawful if the proceeding was a criminal proceeding, (iii) the Indemnitee was not adjudged liable to the corporation if the proceeding was by or in the right of the corporation (in which case indemnification is limited to the Indemnitee's reasonable expenses in connection with the proceeding), and (iv) the Indemnitee was not adjudged liable on the basis that he or she improperly received a personal benefit.

            Article VI of the Registrant's Articles of Incorporation contains the following provision:

            "A. The Corporation shall indemnify each of its directors and officers to the fullest extent permissible under the Oregon Business Corporation Act, as the same exists or may hereafter be amended, against all expense, liability, and loss (including, without limitation, attorney fees) incurred or suffered by such person by reason of or arising from the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors, and administrators. The indemnification provided in this paragraph A shall not be exclusive of any other rights to which any person may be entitled under any statute, bylaw, agreement, resolution of shareholders or directors, contract, or otherwise."

            The Registrant has entered into an indemnification agreement with each of its directors. Each such agreement provides that the Registrant will indemnify the director (i) to the full extent authorized or permitted by the Act or any other applicable statute or the Registrant's Articles of Incorporation or Bylaws or any amendment thereof and (ii) against any obligation to pay a judgment, settlement, penalty, fine or reasonable expenses, including attorney fees (any of the foregoing, a "Liability") incurred in connection with any claim (as defined), including a claim by or in the right of the Registrant; provided that no indemnity shall be paid by the Registrant (A) if a final decision by a court having jurisdiction shall determine that such indemnification is unlawful, (B) on account of acts or omissions by the director which are finally adjudged to have been not in good faith or to have involved intentional misconduct or a knowing violation of law or (C) on account of Liability under Section 16(b) of the Exchange Act or any similar provision of federal or state statutory law.

            Each such agreement also provides that the Registrant will maintain in effect, as long as the director continues to serve in such capacity and thereafter so long as he or she is subject to any possible claim, directors' and officers' liability insurance coverage at least comparable to the coverage provided at the date the agreement was entered into unless such insurance is not reasonably available or the premium cost is substantially disproportionate to the amount or scope of coverage. In the event the Registrant does not maintain such insurance coverage, the Registrant agrees to indemnify the director to the full extent of the coverage in effect at the date the agreement was entered into.

            The Registrant maintains directors' and officers' liability insurance under which the Registrant's directors and officers are insured against loss (as defined) as a result of claims brought against them for their wrongful acts in such capacities.

Item 21.    Exhibits and Financial Statement Schedules.

            (a)   The exhibits to this Registration Statement required by
Item 601 of Regulation S-K are listed in the accompanying index to exhibits.

            (b)   Financial Statement Schedules.  None.

Item 22.    Undertakings.

            (a)   The Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
      Statement:

                        (i)   To include any prospectus required by
            Section 10(a)(3) of the Securities Act;

                        (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                        (iii) To include any material information with respect
            to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

            (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

            (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

            (f)(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

            (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

            Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on the 14th day of November, 1996.

                                    U. S. BANCORP
                                    (Registrant)


                                    By:DWIGHT V. BOARD
                                       -----------------------------------
                                       Dwight V. Board
                                       Executive Vice President


            Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on the __th day of April, 1996.

                  Signature                           Title
                  ---------                           -----
1.    Principal Executive Officer
      and Director:

          GERRY B. CAMERON*               Chairman of the Board and
          ----------------                  Chief Executive Officer
          Gerry B. Cameron                  and Director

2.    Principal Financial and
      Accounting Officer:

          STEVEN P. ERWIN*                Executive Vice President
          ---------------                   and Chief Financial
          Steven P. Erwin                   Officer

3.    A Majority of the Board of Directors:

      GERRY B. CAMERON*
      CAROLYN SILVA CHAMBERS*
      FRANKLIN G. DRAKE*
      ROBERT L. DRYDEN*
      JOSHUA GREEN III*
      DANIEL R. NELSON*
      ALLEN T. NOBLE*
      PAUL A. REDMOND*
      N. STEWART RODGERS*
      BENJAMIN R. WHITELEY*


*By DWIGHT V. BOARD
    ---------------------------------
    Dwight V. Board, attorney-in-fact

                               INDEX TO EXHIBITS

Exhibit No.             Exhibit
----------              -------

   2 Agreement and Plan of Merger between the Registrant and Sun Capital Bancshares, dated as of September 24, 1996 (included in Part I as Appendix 1 to the Proxy Statement/Prospectus included in this Registration Statement).

   4.1 The Registrant has incurred long-term indebtedness as to which the amount involved is less than ten percent of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish copies of the instruments relating to such indebtedness to the SEC upon request.

   4.2 Restated Articles of Incorporation of the Registrant, as amended. Incorporated by reference to Exhibit 4.2 to the registrant's Registration Statement on Form S-4 (No. 33-62067).

   4.3 Bylaws of the Registrant, as amended February 15, 1996. Incorporated by reference to Exhibit 3.2 to the Registrant's Form 10-K for the year ended December 31, 1995.

   5 Opinion of Miller, Nash, Wiener, Hager & Carlsen regarding the securities being registered. (To be filed subsequently by amendment.)

   8.1 Opinion of Deloitte & Touche LLP as to certain federal income tax matters. (To be filed subsequently by amendment.)

   8.2 Opinion of Simpson & Company as to certain federal income tax matters. (To be filed subsequently by amendment.)

  23.1 Consent of Deloitte & Touche LLP with respect to financial statements of the Registrant. Contained in
                        Exhibit 8.1.  (To be filed subsequently by amendment.)

  23.2 Consent of Simpson & Company with respect to financial statements of Sun Capital Bancorp. Contained in
                        Exhibit 8.2.  (To be filed subsequently by amendment.)

  23.3 Consent of Coopers & Lybrand LLP. with respect to financial statements of West One Bancorp. (To be filed subsequently by amendment.)

  23.4                  Consent of Miller, Nash, Wiener, Hager & Carlsen.
                        Contained in Exhibit 5. (To be filed subsequently by amendment.)

  24 Power of attorney of certain officers and directors of the Registrant.

  99.1                  Form of proxy of Sun Capital Bancorp.

_________________________________

Other exhibits listed in Item 601 of Regulation S-K are not applicable.